SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 05, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

Publicly Held Company- CVM 1431-1

copel@copel.com

Rua José Izidoro Biazetto, 158, Mossunguê - Curitiba - PR

CEP 81.200-240

MANAGEMENT'S REPORT

AND

FINANCIAL STATEMENTS

2022

SUMÁRIO

MESSAGE FROM THE CEO

For Copel, 2022 was a year to envision the future we want and work hard to build it. The controlling shareholder's message from the end of the year to transform Copel into a dispersed capital company ("True Corporation"), allows for, under to Federal Law No. 9,074/95, to renew and maintain the 100% interest held by the Company in its main Hydroelectric Power Plants — Foz do Areia 1,676 MW (concession until 12.24.24), Segredo 1,260 MW (concession expires on 09.25.32) and Salto Caxias 1,240 MW (maturity on 03.20.33) — which make up a portfolio with a total installed capacity of 6,967 MW in 2023.

However, we see benefits beyond the full renewal of the aforementioned concessions. The opportunity to act as a private player in the highly competitive environment of the electricity sector, which is already mainly composed of private companies, will allow us to obtain greater efficiency gains and leverage investment conditions by adding value in the short, medium, and long terms for Copel and all our stakeholders.

Committed to the energy transition, we launched Vision 2030, which consists of guidelines that will lead our actions throughout the decade. The main purpose guiding our strategy is to become one of Brazil's largest integrated energy groups with relevance in the four segments of the industry, with people as a competitive advantage, and focusing on customer experience.

This path towards sustainability and efficiency includes the revision of the energy matrix so that 100% of the energy generated by the company comes from renewable sources. Our planning also provides for integration with scale among business and the capital allocation discipline.

The first steps of this Vision have already been taken. At the end of the year, we launched the investment plan for Usina Elétrica a Gás de Araucária, our thermal power plant, in line with the decarbonization process of the Company's generation matrix. Proving the seriousness and commitment to sustainability, we linked 30% of the short-term incentives paid for the company's results to ESG goals.

Also, Compagas (a company in which Copel has a 51% stake) renewed for another 30 years the concession for the supply of piped gas in the Paraná State. This is another key step in the Company's strategy to focus on the core business of electricity given that it will allow for the continuity of the work aimed at the sale of 100% of its stake in this asset.

By expanding our renewable generation complex, we acquired the Santa Rosa & Mundo Novo, and Aventura wind farms, which total an installed capacity of 260.4 MW. The complex consists of nine wind farms in the Rio Grande do Norte State, one of the best regions for wind generation in the world. Also, in the Rio Grande do Norte State and operating two years before the deadline of our energy sale contracts, the Jandira Wind Complex has 26 wind turbines and adds 90.1 MW of power to the company's generation capacity. With the new complexes, Copel totals 1.2 GW of installed capacity in 47 wind farms, which account for 17% of the 7 GW of the Company's generation capacity.

Such a journey, which seeks an increasing sustainable performance, is in line with our economic and financial results. In 2022, Copel reported an EBITDA adjusted for non-recurring items of R$5.5 billion, a growth of 10% over 2021.

Most of the investments were once again concentrated on energy distribution. We invested R$1.8 billion in expansion works and modernization of the power grid in Paraná, our concession area. One of the highlights is Paraná Trifásico, a program that is investing R$2.8 billion to build 25 thousand kilometers of three-phase grids that revamp the energy supply to rural areas. In 2022, we totaled 10.5 thousand kilometers built, accounting for 42% of the total expected for the program.

In terms of open innovation, we started to structure a Corporate Venture Capital (CVC) fund, which will have R$150 million invested to finance solutions in areas such as renewable energy and smart grids. We have also launched the second phase of the Copel Volt Program, which is responsible for bringing Copel close to startups that provide solutions for the energy market.

The company's successful actions translate into market recognition. Copel was elected the best energy company in Brazil by Valor 1000, a ranking of the Valor Econômico newspaper. We were also included on B3's Corporate Sustainability Index (ISE) for the 17th time and on the Efficient Carbon Index (ICO2).

Finally, in addition to the excellent operation of our assets and the great customer service provided, Management's top priority for 2023 consists in transforming Copel into a corporation.

Daniel Pimentel Slaviero

Copel CEO

1. ORGANIZATIONAL PROFILE

Copel was created in October 1954 and operates with state-of-the-art technology in the areas of generation, transmission, commercialization and distribution of energy, as well as in natural gas. It operates a comprehensive and effective electrical system with its own generating plants, transmission lines, substations, electrical lines and grids of the distribution system.

Although the Company is headquartered in Curitiba, Copel is present in 10 other Brazilian states as follows:


Usina Hidrelétrica
Usina Eólica
Linha de Transmissão
Subestação
Linha de Distribuição

- **Participation in the Market**

Main products (%)	Brazil	South Region	Paraná
Electricity generation (1)	(2) 3.7	(3) 20.7	(3) 55.8
Electricity transission (4)	3.5	12.74	27.0
Electricity distribution (5)	(6) 6.4	(6) 34.5	(7) 97.1
Electricity commercialization (8)	2.7	-	-
Gas distribution	2.1	25.0	100.0

(1) Installed capacity of Copel Geração e Transmissão consolidated
(2) Considering only the portion belonging to Brazil of the Itaipú Power Plant
(3) The Itaipú Power Plant is not considered in the South region
(4) The market refers to Permitted Annual Revenues - RAP
(5) Distribution wire market
(6) Source: Empresa de Pesquisa Energética - EPE
(7) Estimated data
(8) Compared to other energy traders. Due to the nature of the activity, measured only at the national level

- **Organizational structure on December 31, 2022**


STATE OF PARANÁ
69.66% Voting Stock
31.07% Total
BNDESPAR
12.44% Voting Stock
23.96% Total
STOCK EXCHANGE CUSTODY (Free Float)
16.13% Voting Stock
44.16% Total
B3
13.01% Voting Stock
38.12% Total
NYSE
3.10% Voting Stock
5.96% Total
LATIBEX
0.02% Voting Stock
0.07% Total
ELETROBRAS
1.45% Voting Stock
0.56% Total
OTHER SHAREHOLDERS
0.31% Voting Stock
0.24% Total
COPEL


COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO S.A. 100.0%
(1) COPEL DISTRIBUIÇÃO S.A. 100.0%
(1) COPEL SERVIÇOS S.A. 100.0%
(1) COPEL COMERCIALIZAÇÃO S.A. 100.0%
(1) F.D.A GERAÇÃO DE ENERGIA ELÉTRICA S.A. 100.0%
(1) BELA VISTA GERAÇÃO DE ENERGIA S.A. 100.0%
(1) MARUMBI TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) COSTA OESTE TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) UIRAPURU TRANSMISSORA DE ENERGIA S.A. 100.0%
(2) UEG ARAUCÁRIA S.A. 60.9% Copel GeT 20.3% Copel Holding
(3) FOZ DO CHOPIM ENERGÉTICA LTDA. 35.8%
(4) MATA DE SANTA GENEBRA TRANSMISSÃO S.A. 50.1%
(4) GUARACIABA TRANSMISSORA DE ENERGIA (TP SUL) S.A. 49.0%
(4) MATRINCHÃ TRANSMISSORA DE ENERGIA (TP NORTE) S.A. 49.0%
(4) INTEGRAÇÃO MARANHENSE TRANS. DE ENERGIA S.A. 49.0%
(4) CAIUÁ TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) CANTAREIRA TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) PARANAÍBA TRANSMISSORA DE ENERGIA S.A. 24.5%
(5) UHE GOVERNADOR JAYME CANET JÚNIOR (MAUÁ) 51.0%
(5) UHE BAIXO IGUAÇU 30.0%
(1) NOVA EURUS IV ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA I ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA II ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA MARIA ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA HELENA ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) VENTOS DE SANTO URIEL S.A. 100.0%
(1) JANDAÍRA I ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA II ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA IV ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SÃO BENTO ENERGIA 100.0%
GE OLHO D'ÁGUA S.A. 100.0%
GE BOA VISTA S.A. 100.0%
GE FAROL S.A. 100.0%
GE SÃO BENTO DO NORTE S.A. 100.0%
(1) CUTIA EMPREENDIMENTOS EÓLICOS SPE S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE I S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE II S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE III S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL I S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL II S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL III S.A. 100.0%
USINA DE ENERGIA EÓLICA CUTIA S.A. 100.0%
USINA DE ENERGIA EÓLICA GUAJIRU S.A. 100.0%
USINA DE ENERGIA EÓLICA JANGADA S.A. 100.0%
USINA DE ENERGIA EÓLICA MARIA HELENA S.A. 100.0%
USINA DE ENERGIA EÓLICA POTIGUAR S.A. 100.0%
USINA DE ENERGIA EÓLICA ESPERANÇA DO NORDESTE S.A. 100.0%
USINA DE ENERGIA EÓLICA PARAÍSO DOS VENTOS DO NORDESTE S.A. 100.0%
(1) BROWNFIELD INVESTMENT HOLDING S.A. 100.0%
VENTOS DE SERRA DO MEL B S.A. 68.84% Copel GeT 31.16% Brownfield
EOL POTIGUAR B141 SPE S.A. 100.0%
EOL POTIGUAR B142 SPE S.A. 100.0%
EOL POTIGUAR B143 SPE S.A. 100.0%
VILA PARAÍBA IV SPE S.A. 100.0%
EOL POTIGUAR B61 SPE S.A. 99.99992% Copel GeT 0.00008% Brownfield
(2) ELEJOR - CENTRAIS ELÉTRICAS DO RIO JORDÃO S.A. 70.0%
(2) COMPANHIA PARANAENSE DE GÁS - COMPAGAS 51.0%
(3) CARBOCAMPEL S.A. 49.0%
(3) DONA FRANCISCA ENERGÉTICA S.A. 23.0%
(4) VOLTALIA SÃO MIGUEL DO GOSTOSO I PARTICIPAÇÕES S.A. 49.0%
(4) SOLAR PARANÁ GD PARTICIPAÇÕES S.A. 49.0%
PHARMA SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR IV GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR I GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
(1) Wholly-owned subsidiary
(2) Subsidiaries with non-controling interest
(3) Associates
(4) Joint ventures
(5) Joint operations

- **Awards and Certifications in 2022**

Awards and certifications	Certification Body
ISE B3 - Corporate Sustainability Index	B3
ICO2 (Carbon Efficient Index)	B3
IGPTW (Great Place to Work Index)	B3
Abrasca Award - 2nd place Copel Distribuição for best annual report	Abrasca - Brazilian Association of Public Companies
Abraconee Award - first place for best disclosure of the 2021 Financial Statements for Holding and large company for Copel and Copel Geração e Transmissão	Abraconee - Brazilian Association of Accountants in the Electricity Sector
Abradee Award - best energy distributor in the south of Brazil	Abradee - Brazilian Association of Electric Energy Distributors
Abradee Award - Management quality	Abradee - Brazilian Association of Electric Energy Distributors
Valor 1000 Award - best electric power company in Brazil	Valor Econômico
Largest company in Paraná	Amanhã Magazine
500 Largest in the South Award - 3rd place	Amanhã Magazine
Climate Paraná Gold Seal - category A - foreign market	State of Paraná government
100 Largest Corporations in Paraná - 1st place for Copel Distribuição and 8th for Copel Geração e Transmissão	Diário Indústria & Comércio e Fecomércio PR
Best of Biogas Award - 3rd place in the Best Organization category	CIBiogás - Centro Internacional de Energias Renováveis – Biogás, Embrapa Suínos e Aves e UCS - Universidade de Caxias do Sul
Ranking Merco Responsibility ESG in Brazil - 2nd place in the Electric Energy sector	Merco - Corporate Reputation Business Monitor
Gold certification seal of the Brazilian GHG Protocol Programl	GHG Protocol
National Volunteer Incentive Award 2022 - best project in the South Region in the Corporate Volunteer category	Federal government
Best in Management - Silver category for Copel Geração e Transmissão	FNQ - National Quality Foundation

- **Copel in Numbers**

in R$ thousand	2022	2021	change %
Accounting Indicators			
Total assets	49,703,700	49,537,535	0.3
Cash and cash equivalents	2,678,457	3,472,845	(22.9)
Bonds and securities	431,056	361,058	19.4
Total debt	12,454,218	11,826,061	5.3
Net debt	9,344,705	7,992,158	16.9
Gross operating revenues	32,198,639	35,325,211	(8.9)
Deductions from revenues	(10,270,918)	(11,340,924)	(9.4)
Net operating revenue	21,927,721	23,984,287	(8.6)
Operating costs and expenses	(18,679,499)	(20,475,106)	(8.8)
Provision for allocation of PIS and Cofins credits	(810,563)	-	-
Hydrological risk renegotiation	-	1,570,543	-
Equitiy in earnings of investees	478,577	366,314	30.6
Equity pick-up	2,437,659	5,079,724	(52.0)
EBITDA ou LAJIDA	4,217,218	6,528,577	(35.4)
Financial result	(1,966,037)	(327,361)	500.6
IRPJ/CSLL	(199,122)	1,259,632	(115.8)
Operating profit	950,199	5,118,677	(81.4)
Net income from continuing operations	-	1,185,376	(100.0)
Net income for the year	1,149,321	5,048,602	(77.2)
Shareholder's equity	21,131,225	22,175,235	(4.7)
Dividends and Interes on shareholder's equity	970,258	3,088,487	(68.6)
Economic and Financial Indicators			
Currrent liquidity (index)	1.3	1.4	(7.1)
Overall liquidity (index)	0.9	1.0	(10.0)
EBITDA Margin (%)	19.2	27.2	(29.4)
Earnings per share - Common shares	0.39230	1.61429	(75.7)
Earnings per share - Class "A" preferred shares	0.52228	1.86252	(72.0)
Earnings per share - Class "B" preferred shares	0.42175	1.95747	(78.5)
Equity value per share - R$ (shareholders' equity/number of shares)	7.7	8.1	(4.9)
Debt on shareholders' equity (%)	58.9	53.3	10.5
Operating margin (operating profit/net operating revenue) (%)	4.3	21.3	(79.8)
Net margin (net income/net operating revenues) (%)	5.2	21.0	(75.2)
Participation of third-party capital (%)	57.5	55.2	4.2
Return on shareholder's equity (%) (1)	5.2	24.9	(79.1)

(1) LL ÷ (PL initial)

2. ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) MANAGEMENT

In 2000, Copel was the first company in the electricity sector to join the United Nations Global Compact - UN, and since 2018 it has assumed the commitment to act to achieve the Sustainable Development Goals linked to the energy sector.

After building the Carbon Neutrality Plan in 2021, the theme continued to be a priority for Copel and, in Vision 2030, it was associated with the objective of decarbonizing its electricity generation matrix. The 2030 Vision also included among its priorities the commitment to ethics and governance and the advancement of diversity, including goals for the evolution of female participation in leadership.

When planning its next decade, the Company is seeking to broaden the integration of environmental, social and governance (ESG) concerns into its agenda for actions and decisions for the future.

Sustainability management

Sustainability management Copel manages the sustainability agenda through several areas dedicated to themes related to ESG. The Holding determines corporate guidelines and disseminates them through policies and rules that permeate all areas of the Company, including subsidiaries.

To account for the unique characteristics of the businesses, each subsidiary has its own areas specialized in the management of socio-environmental aspects. Each operation requires distinct types of action and monitoring, aimed at socio-environmental compliance and adherence to best market practices.

Sustainability performance is evaluated through internal management, as well as participation in specialized assessments in the market, which allow for comparison with other companies. These assessments include B3's Corporate Sustainability Index (ISE) and S&P Global's Corporate Sustainability Assessment (CSA). These results are used as a basis for the continuous improvement of processes related to ESG dimensions.

2.1. Corporate Governance

Copel is a mixed capital company, controlled by the State of Paraná, publicly traded and shares traded on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges – which demands a robust governance system to ensure that management performance and strategic planning are in line with the interests of the Company, its stakeholders and the government of Paraná.

At B3, Copel has been part of Level 2 governance since 2021. Its system also adopts the Code of Best Governance Practices for Listed Companies, from the Brazilian Institute of Corporate Governance - IBGC, and complies with the criteria of the Securities and Exchange Commission - SEC, of the US stock exchange and Brazilian legal and regulatory devices.

After adopting a series of mechanisms to strengthen its corporate governance structure in 2021, Copel continued to improve its instruments, to maintain a robust structure that follows the evolution of market practices.

The new Social Statute of Copel, approved in 2021, included significant advances in corporate governance,

including:

- Increased participation of non-controlling shareholders representatives in the Board of Directors - CAD, from two to three directors;
- Inclusion of an independent member in the Statutory Audit Committee;
- Creation of three advisory committees to the Board of Directors;
- Implementation of a statutory device ensuring the full transfer of tariffs approved by Aneel;
- Adherence to B3's Corporate Governance Level 2;
- Tag along of 100% for Ordinary and Preferred shares, ensuring equal treatment for shareholders;
- Voting rights for a preferred shareholder in matters regarding transformation, incorporation, split or merger of the Company;
- Creation of a Units Program.

In 2022, Copel's top management reviewed the bylaws of the statutory bodies and initiated the activities of the three new advisory committees to the Board of Directors (Investment and Innovation Committee, Sustainable Development Committee and Minority Committee), instruments that expand the spaces for qualified analysis, knowledge production and discussion of strategic issues to support CAD decisions.

Copel's subsidiaries – Copel Distribuição (Copel DIS), Copel Geração e Transmissão (Copel GeT), Copel Comercialização (Copel Mercado Livre) and Copel Serviços (Copel SER) – also have their Boards of Directors focused on guiding and planning each one of the businesses.

Copel DIS and Copel GeT are registered as listed companies in category B on B3 – Brasil, Bolsa, Balcão, Brazil's stock exchange. Copel DIS's listing was the most recent, approved in May 2022 by the Brazilian Securities Commission - CVM. These registrations are part of the Company's strategic planning and are not intended to issue shares. These are measures that further reinforce transparency and governance practices, in addition to diverse sources and financing and optimize the debt profile.

Approved at the end of 2021, the Statutory Audit Committee for Copel GeT's subsidiaries (CAE GeT Controladas) had its members appointed in 2022, as well as the approval of its internal regulations. The constitution of the CAE GeT Controladas complies with Law 13,303/2016 (State-Owned Companies Liability Law) and has the attributions, among others, of inspecting, reviewing and monitoring the activities of directly and indirectly controlled companies.

2.1.1. Governance Structure


Shareholders Meeting
Nomination and Evaluation Committee
Supervisory Committee
Statutory Audit Committee
Board of Directors
Sustainable Development Committee
Internal Audit
Executive Board
Investment and Innovation Committee
Chief Executive Office
Minority Shareholders Committe
Holding
Chief Financial and Investor Relations Office
Chief Corporate Management Office
Chiel Legal and Regulatory Officer
Chief Business Development Office
Chief Governance, Risk and Compliance Office

General Shareholders Meeting

It is the forum in which shareholders are empowered to decide all businesses related to the Company's purpose and make the resolutions considered convenient for its defense and development.

Nomination and evaluation committee

A permanent body whose purpose is to assist the shareholders by verifying the compliance of the appointment and evaluation process of managers, supervisory board members and members of Statutory Committees, in accordance with the legislation in force.

NOMINATION AND EVALUATION COMMITTEE	
Chairman	Marcos Leandro Pereira
Member	Robson Augusto Pascoalini
Member	Durval José Soledade Santos

Supervisory Board

Permanent body that analyzes and issues an opinion on the financial statements and supervises the acts of the directors. It consists of five full members and an equal number of alternates, elected by the General Shareholders Meeting for a mandate of two years.

SUPERVISORY BOARD	
Chairman	Demetrius Nichele Macei
Board Member	Harry Françóia Júnior
Board Member	José Paulo da Silva Filho
Board Member (Minority - ordinary)	Eduardo Badyr Donni
Board Member (Minority - preferred)	Raphael Manhães Martins
Board Member - alternate	Robeto Zaninelli Covelo Tizon
Board Member - alternate	Otamir Cesar Martins
Board Member - alternate	Verônica Peixoto Coelho
Board Member (Minority - ordinary) - alternate	Estevão de Almeida Accioly
Board Member (Minority - preferred) - alternate	Cristiane do Amaral Mendonça

Board of Directors

Deliberative body responsible for fixing the general business orientation, in accordance with the powers established in Copel's Bylaws and Internal Regulations. It consists of nine members elected by the General Meeting for a mandate of two years initially appointed by the controlling shareholder (State of Paraná), except for three vacancies for minority shareholders and one vacancy for an employee representative. In the current composition of the Board, 77.8% are independent, a percentage above the minimum 30% provided for in the Company's Bylaws.

BOARD OF DIRECTORS	
Chairman - independent	Marcel Martins Malczewski
Board Member	Daniel Pimentel Slaviero
Board Member - independent	Marco Antônio Barbosa Cândido
Board Member - independent	Carlos Biedermann
Board Member - independent	Gustavo Bonini Guedes
Board Member (Minority - ordinary) - independent	Leila Abraham Loria
Board Member (Minority - ordinary) - independent	Andriei José Beber
Board Member (Minority - preferred) - independent	Marco Antonio Bologna
Board Member (Elected by employees)	Fausto Augusto de Souza

Executive Board

Executive body responsible for executive functions, with the attribution of representing the Company, in accordance with attributions and duties established in the Bylaws. It comprises seven members elected by the Board of Directors for a two-year term, with a maximum of three consecutive reappointments allowed.

EXECUTIVE BOARD	
Chief Executive Officer - CEO	Daniel Pimentel Slaviero
Chief Business Management Officer	Ana Letícia Feller
Chief Financial and Investor Relations Officer	Adriano Rudek de Moura
Chief Legal and Regulatory Officer	Eduardo Vieira de Souza Barbosa
Chief Business Development Officer	Cassio Santana da Silva
Chief Governance, Risk and Compliance Officer	Vicente Loiácono Neto
Chief Assistant Communications Officer	David Campos

Statutory Audit Committee

The body consisting of three members, all independent, chosen from among the Board members. Its main duties are to supervise, review, monitor and, where appropriate, present recommendations on the Company's activities. It is also responsible for issuing the half-annual and annual reports, with the summary of the Audit Committee Report, prepared at the end of the year, being published together with the accounting and financial statements. Its ordinary meetings are held at least six times a year, according to a previously defined calendar, and there may be other, extraordinary ones, whenever necessary.

STATUTORY AUDIT COMITTEE	
Chairman	Marco Antônio Barbosa Cândido
Financial expert member	Carlos Biedermann
External member	Luiz Claudio Maia Vieira

Minority Shareholders Committee

Committee for the purpose to analyze and issue recommendations and opinions with the aim of providing greater alignment with the best corporate governance practices. It operates in transactions with the Controlling Shareholder, its agencies and/or foundations, outside the normal course of business, within the scope of competence of the CAD, aiming at the transparency and impartiality of the transaction for non-controlling shareholders. Like the other advisory committees of the Council, it is statutory and had its bylaws approved in 2022.

MINORITY SHAREHOLDERS COMMITTEE	
Chairman	Leila Abraham Loria
Member	Andriei José Beber
Member	Marco Antonio Bologna

Investment and Innovation Committee

A body that supports the review and preparation of strategic guidelines on investments, creation of new products and services and new businesses, in addition to issues such as divestments, participation in auctions and monitoring the execution of projects, among others. Comprised of three board members, one representing minority shareholders, the Committee is aligned with Copel's commitment to the proper allocation of resources and efficiency.

INVESTMENT AND INNOVATION COMMITTEE	
Chairman	Marco Antônio Barbosa Cândido
Member	Daniel Pimentel Slaviero
Member	Marco Antonio Bologna

Sustainable Development Committee

Body with the purpose of assisting the CAD in proposing guidelines, policies and principles related to people management and the sustainable development of the Company, and its wholly-owned subsidiaries, with an emphasis on environmental, social and corporate governance (ESG) dimensions, within the best market practices, as well as in the analysis and issuance of recommendations and opinions related to compliance with legal and regulatory requirements, internal provisions and commitments. In 2022, the collegiate acted especially in defining the sustainability commitments that are part of the 2030 Vision and the revision of the Human Rights Policy.

SUSTAINABLE DEVELOPMENT COMMITTEE	
Chairman	Andriei José Beber
Member	Daniel Pimentel Slaviero
Member	Fausto Augusto de Souza
Member	Marcos Leandro Pereira
External member	Fernando Tadeu Perez

The complete description of the administrative structure and other relevant information is available at https://www.copel.com/hpcweb/institucional/portal-da-transparencia/institucional/

2.1.2. Integrity Program

Copel's Integrity Program is in line with Anti-Corruption Law No. 12,846/2013 and State Liability Law No. 13,303/2016. Covering all employees, managers and members of the fiscal council, the Integrity Program is structured to prevent, detect and remedy potential harmful acts such as conflicts of interest, and fraud in bidding processes and payments, among others.

To continue the application of best practices, the Company, in pursuit of the ISO 37301 certification process, revised a series of practices and standards, expanded the interaction between the control and risk management processes and implemented other improvements throughout 2022 .The certification should be completed in 2023.

Created in 2003, the Code of Conduct was revised and updated in 2022, with the inclusion of new topics. The document guides the behavior of all people who carry out activities on behalf of Copel and its shareholdings and includes references on the conduct expected in contemporary issues such as participation in social networks, protection of personal data, remote work and cybersecurity. It also guides action on issues related to transparency, participation in auctions, health and safety, social and environmental responsibility, and respect for human rights, among others.

The Code of Conduct establishes parameters of conduct for employees, members of the Board of Directors, Boards and Committees, interns, suppliers, service providers and contractors. In the case of contracts and purchases, companies formally commit to the Code.

Manifestation channels

Copel encourages its stakeholders to register any situation that indicates a violation of ethical principles, policies, rules, laws, regulations or other improper conduct, and keeps it specifically for these purposes, with a guarantee of secrecy.

The Reporting Channel is managed by the Governance, Risk and Compliance Department and receives complaints about: harassment and discrimination, corruption, destruction or damage to company assets, misconduct, favoritism, fraud or theft of goods and/or money, irregularities in the financial statements and/or management reports, environment, non-compliance with internal policies and/or procedures, misuse of Copel's resources, leakage or misuse of information, violation of laws, violations of Law No. 12,846/2013 (Law Anti-Corruption), and other illegalities.

For complaints about fraud and theft in the electrical network, Copel provides a specific contact. Harassment cases are analyzed by the Moral Harassment Complaint Analysis Commission (Cadam).

The Ombudsman is another service instance and is certified by ISO9001 and recognized as one of the best ombudsmen in the sector by Aneel.

Phone numbers and forms are available on the Company's website:

https://www.copel.com/site/institucional/canais-de-denuncia/

2.1.3. Risk management

Copel's Risk Management Policy is based on the Company's values, its Code of Conduct and the guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (Coso).

Its rules are applicable to corporate areas, wholly owned subsidiaries and controlled companies, and recommended to jointly controlled companies, affiliates and other equity interests of Copel. The Company's senior management also undergoes annual training on the document, while employees are trained on the risk management methodology.

Strategic risks are reviewed during the preparation of the Strategic Planning, work executed jointly by the senior management of Copel (Holding) and the subsidiaries through the identification and analysis of risks, definition of a control and contingency plan and establishment of monitoring actions.

Accordingto to the Company's Risk Management Policy, periodic reports of the risk portfolio and the respective mitigation plans are made for senior management. In this way, Copel's strategic risk management process has been continuously improved, in line with the best market practices and compliance with current legislation.

In addition to strategic risks, the management structure classifies the main risks into Financial, Operational

and Compliance. The periodic risk report also includes an ESG profile, in which the main environmental, social and governance aspects are detailed.

2.1.4. External Audit

Under the terms established by internal Corporate Governance standards and under the review and supervision of the Statutory Audit Committee, the Company and its wholly owned subsidiaries have a contract with Deloitte Touche Tohmatsu Auditores Independentes Ltda since March 03, 2021, to provide audit services, with the contract has been extended for another 22 months, from September 08, 2022. The expected contract value for the 2022-2023 period is R$5.0 million.

The Company changes the firm responsible for auditing its financial statements in accordance with the independent auditor's rotation criterion, in accordance with CVM Resolution 23/2021.

When hiring other services from its external auditors, the Company's practice foresees the prior analysis by the Statutory Audit Committee advisory of the Board of Directors, which should take into account in this evaluation whether a relationship or service rendered by an independent auditor: (a) creates conflicting interests with its audit client; (b) puts them in a position to audit their own work; (c) results in working as a manager or an employee of the audit client; or (d) puts them in a position of being an advocate to the audit client.

The Statutory Audit Committee also considers in this type of assessment if any service rendered by the independent audit firm may impair in fact or apparently the firm's independence. Whenever necessary, the Statutory Audit Committee can count on the technical support of the Internal Audit, or independent advisory service for a technical evaluation that may be required in each specific case, the discussions on the hiring of other independent auditor services are recorded in the minutes of the meeting of these boards.

Copel informs that Deloitte Touche Tohmatsu Auditores Independentes, an independent auditor of the Company and its subsidiaries, after prior analysis by the Statutory Audit Committee, rendered services not related to the independent audit, during the year ended December 31, 2022, as follows:

Type	Contract date	Period
Review of Fiscal Procedures	08.03.2021	22 month
Other Audit Services (1)	08.03.2021	22 month

(1) Audit in the application of resources from Social Programs and in loan statements
(2) Contract extended for another 22 months from 09.08.2022

The Company contracted a total of R $ 161.8 thousand for the services described above, which is equivalent to 3% of the fees related to those external audit services contracted for 2022.

2.2. Social Performance

Copel is committed to its stakeholders, implementing actions that ensure the balance of environmental, economic and social relations. The Company guides its actions through the guidelines contained in the

Sustainability and Corporate Governance Policies, which reinforce the importance of dialogue and transparency, the promotion of Human Rights, respect for people, accessibility and inclusion, as well as sustainable development.

2.2.1. Promotion of human rights

Copel's Human Rights Policy formalizes the guidelines to prevent, mitigate and repair violations that may occur in the Company, in its production chain or in impacted communities, providing decent, inclusive work environments and eliminating inequalities.

To consolidate its application, Copel is standardizing monitoring and evaluation parameters, including due diligence for suppliers and formalizing processes. This work, started in 2022, involves a survey of priority topics related to human rights through consultation with various areas of the Company and its subsidiaries and analysis of indicators of health and safety at work, manifestations received on the Reporting Channel, among other information. The objective is to map all existing practices at Copel to prevent human rights violations, and identify areas and most sensitive points, as well as points for improvement.

In 2022, Copel also carried out the first training on due diligence in human rights for key areas, including purchasing managers and socio-environmental management of subsidiaries, in addition to corporate legal and regulatory. Among the topics covered were the assessment of impacts on human rights in the value chain, monitoring and prevention actions, and reporting and advancing the due diligence process at companies.

2.2.2. Social Responsability

Aware of its preponderant role in society, Copel develops programs, projects and actions that benefit the community, considering the expectations of stakeholders in its decisions, as well as seeking alternatives that promote social well-being in line with legislation, international standards of behavior and development agendas recognized worldwide as the 2030 Agenda of the United Nations (UN) World Organization.

When implementing new ventures, although it promotes the generation of jobs and revenue for municipalities, there is the possibility of the need to mitigate or compensate for any impacts caused by its activities. For this, the Company implements social programs described in the Basic Environmental Plans - PBA, in the simplified environmental reports and in the detailed reports of environmental programs of each enterprise. In addition to mandatory social programs in the context of environmental licensing, Copel develops other actions aimed at communities within the scope of corporate sustainability and in a corporate manner.

In 2022, Copel formulated and approved the Social Investment Policy, which expands the parameters already established in the Donations Policy, defining guidelines for the allocation of its own resources or through incentive laws, whether voluntary or compulsory contributions. The policy also reinforces the principle of connection with the SDGs prioritized by Copel as a criterion for defining social investments.

Subsidiaries must report voluntary and non-voluntary donations and contributions to the Holding's Governance, Risk and Compliance Board on a quarterly basis. The Executive Board, in turn, periodically

communicates the amounts approved for Private Social Investment to the Company's Sustainable Development Committee.

Further information about these programs and actions developed can be obtained in the Integrated Report.

2.2.3. Human Resources

Copel's People Management - Human Resources Policy recognizes that employees are the Company's main value and establishes principles and guidelines to guide management with a view to developing, maintaining the health, safety and quality of life of people, as well as seeking add value to processes, serving as a basis for decision-making and the implementation of current and innovative programs and practices.

Aligned with the market, Copel adopts the premise "State-owned company with a private mindset" in its operations, aiming to create similarity in its operations with other private companies in the sector.

In 2022, the Policy, valid for the Holding, wholly owned subsidiaries and controlled companies, was revised and underwent new approval by the Board of Directors to ensure that its content is more aligned with the strategic planning and new challenges.

Copel also received from the National Quality Foundation - FNQ the first certificate of evaluation dedicated to the maturity of human resources management by companies. The MEG RH Seal is the result of an extensive analysis of the organization's processes and their adherence to benchmark practices observed in world-class companies. Among the strengths highlighted in the FNQ assessment are the strategic performance of the HR area, performance management, the meritocracy policy and care with work safety and the quality of life of employees.

As a mixed economy company, in which the majority shareholder is the Government of the State of Paraná, the hiring of employees takes place through public tender, based on the principle of isonomy and equal opportunities.

In pursuit of business efficiency, Copel has not hired people for five years and carries out the Voluntary Dismissal Program - PDV, which balances the need to optimize resources and generate gains from digitalization with offering the best possible conditions for those who wish to make the career transition. The PDV process was accelerated in the last two years due to the disinvestment in the telecommunications business.

Staff education


Elementary School
12
Graduate school
1,708
Bachelor's degree
2,158
Vocational school
993
High school
1,158

To support operational areas and specific functions, Copel adopts the provision of services (hiring outsourced employees). The management of these contracts is managed by the contracting area, not linked to the Company's Personnel Management Policy. The third-party hiring program follows all legal and work safety requirements, with provisions on the subject in the Supplier Manual and in the Hiring Manual. It is up to the contract manager to monitor and supervise the entire process, from contracting to execution and delivery of

the contracted work.

Copel has 6,029 employees in its headcount on December 31, 2022 and 6,538 in December 31, 2021. Three new employees were admitted/reinstated in 2022. During the same period, 512 employees left the Company. Of this total, 440 were through the incentivized retirement program. The turnover rate was 3.9% in 2022 and 2.2% in 2021.

- **People Development**

Highlights of the benefits granted by the Company to all its employees, in addition to those provided for by legislation, include: tuition grants; advances on vacation pay; the advance of the first installment of the 13th monthly salary in January; profit sharing; performance award; quality of life incentives, with initiatives such as Copel's choir; food and meal vouchers; snack voucher; childcare assistance; assistance to employees with disabilities and to employees who have disabled dependents; maternity leave and extended paternity leave; and supplementation of sick pay. Employees may also opt to reduce the working day from 8 hours to 6 hours, according to the criteria established in internal regulations.

Additionally, through Fundação Copel de Previdência e Assistência Social, of which Copel is a sponsor, the following are granted: private pension plan, in addition to the official social security, and health and dental care plans. The Fundação Copel also provides a portfolio of loans to its participants under legal provisions governing the investment of its pension fund reserves.

Copel also has the Remote Work Program, which adopts the hybrid work regime, with voluntary entry. In this model, employees can fulfill part of their workday in person and part at a distance.

There is also the Plenamente program, with actions aimed at self-care, psychological support and psychoeducation. The program organized workshops and a Learning Track with information about psycho-emotional health, emotional balance, concepts and prejudices. And, through a partnership with Fundação Copel and its EquilibradaMente program, psychological support is offered 24 hours a day to Copel's employees.

Still thinking about caring for employees, Copel created the Primary Health Care Unit (APS), in partnership with Fundação Copel, at the Km3 hub.

The space offers all the necessary structure to carry out primary and periodic health exams, including rooms for assistance and consultation, an exam collection room, a pharmacy, and a room for assistance in urgent cases. The benefit extends to family members and does not charge co-participation. APS was inaugurated in Curitiba in 2021 and has already been extended to Maringá and Londrina.

Finally, in July 2022, the Bem Gestar Program was launched, which seeks to provide psychosocial well-being for pregnant women and parents, providing support and information, in addition to encouraging breastfeeding, with breastfeeding support rooms.

- **Compensation**

Copel's practices for compensation, recognition and incentives are based on the Company's structured compensation model supported by two pillars: fixed pay (reflecting market levels and individual merit) and variable pay (Profit Sharing Program [PLR] and Perfomance Award [PPD]). The Profit-Sharing Program consists of corporate goals and indicators and the Performance Award, in turn, consists of recognizing performance and meeting goals at different organizational levels (director, superintendence, department and division). The ratio between the lowest salary paid by the Company in December 2022 (R$2,329.64) and the national minimum wage in effect on that date (R$1,212.00) was 1.92 times, and there was no significant difference in the same period in relation to the proportion of basic salary between men and women.

- **Labor relations**

The Company has relationships with 18 unions representing different classes of workers and, throughout the year, promotes four-monthly meetings to discuss matters of mutual interest. On the occasion of the base date (October) this relationship intensifies when the unions and Copel discuss demands for the official collective bargaining agreement (ACT).

- **Performance assessment**

Since 2013, Copel's Performance Management is carried out through the Our Energy Program, which which, over time, has been improved according to the best market practices. According to the rules of the Program, at least once a year each employee receives feedback from their manager considering the performance presented. At the time of evaluation and feedback, the expected performance for the next period is also set.

As of the 2021 cycle, Nossa Energia underwent a revitalization with the support of Fundação Instituto de Administração - FIA. The conduction of this project had as its central points the review of a People Management System based on competencies, stimulating a meritocratic culture and considering evaluation criteria related to the axes of action, competencies and level of complexity of the professional. The revitalization of the program focused on encouraging the professional development and ownership of Copel's employees. The feedback takes place in a structured way, during the performance evaluation of the Nossa Energia program, in the elaboration of the development plan, in the intermediate evaluation and also during the closing of the development plan.

- **People Development**

The Corporate Education Policy establishes the conduct for promoting actions to train and develop people, which must be structured in accordance with Copel's mission, vision and values. The guidelines range from basic training to specialization courses and research promotion.

Copel also offers courses with content related to quality management, languages, processes and projects and on auxiliary management tools. Resources are also invested in lato and stricto sensu graduate courses aimed

at professionals who need to add knowledge in their areas of expertise. Partner educational institutions also offer employee benefits, some of which extend to dependents.

In 2022, there was significant leverage in improving, mainly, employees in the technical area, with the intensification of face-to-face training. Also during the year, the corporate education model promoted by the Corporate University (UniCopel) was revisited. In addition, it promoted content on diversity, internal controls, cybersecurity, and code of conduct, among others.

Copel's people management strategy is to encourage and promote the education and development of its employees, having a qualified professional staff and allowing everyone to exercise their potential in an environment that is conducive to the development of their skills and the evolution of their careers. The Company promotes several educational actions, from basic training and self-development suggestions, to postgraduate courses and research development. These actions are organized into: corporate programs, training for qualification (aimed at basic training for the exercise of the function), mandatory training (courses aimed at specific activities), training for professional improvement, events (seminars, lectures, workshops, congresses, etc.) and research and development projects. Copel intensely values the continuing education and personal development of its employees.

Some of the corporate development programs carried out in 2022 are highlighted below:

• **Management Continued Development Plan**: aiming at the improvement of the Company's board members and managers, the Management Continued Development Plan was created in 2022, which is being carried out in partnership with the Brazilian Institute of Corporate Governance - IBGC. Topics such as risk management, board and administrator responsibilities, code of conduct, corporate and capital market legislation, integrity program and anti-corruption law were addressed in the 2022 edition. This year also created the Performance Evaluation Track for Statutory Bodies, with the aim of sharing theoretical and practical content on performance management.

• **Cybersecurity Program**: With the objective of combating possible attacks and disseminating knowledge about Cybersecurity, Copel acquired an awareness platform that provides training to all who use its Information Technology - IT network. Throughout 2022, it invested heavily in raising awareness among the workforce. The general public participated in 5 Campaign Cycles, in addition to specific training for certain areas or functions: finance, call center, managers, travelers, IT teams, and third parties, among others. The program continues into 2023, with campaigns already underway: password hygiene, source code and data hygiene for IT developers and hacking emotions, the perfect phishing target and social engineering warning signs for managers and financial fraud for employees who work in the financial process.

• **LGPD Training Program:** Based on the implementation of the General Law for the Protection of Personal Data - LGPD, Law No. 13,709, of 08.14.2018, in force in Brazil since 09.18.2020, Copel, understanding the relevance of the topic, launched in 2021 the LGPD Training Program, with the objective of guiding and training all professionals in the care and protection of data that they travel daily in the execution of their activities. In 2022, the Annual LGPD Cycle 2022 Training was carried out for 100% of employees, in addition to specific

training for employees responsible for data processing or internal policies related to the subject.

• **Female Leadership Development Program**: Promoting and encouraging a culture of gender equality and the role of women in Brazil and in the world is everyone's mission. Copel, recognizing its talents, launched in the second half of 2022 the Female Leadership Development Program, which aimed to make women be inspired by other women and themselves, strengthening their vision of self-leadership and leadership. In this first edition, 90 women participated, including formal managers and supervisors, and addressed the pillars of the program: i) Leadership profile – balance between affectivity and effectiveness; ii) Self-knowledge – awakening the potential of leadership, iii) Experience – opportunity for exercising leadership; and iv) Incentive – accelerating diversity in leadership.

• **Training on Sustainability and Diversity:** In 2022, Copel promoted a wide program of training, lectures and awareness actions for employees and the external public on sustainability, human rights, risks, diversity and especially accessibility. On the last topic, there were lectures aimed at all Copel members, in addition to specific training for communication teams, human resources areas and managers. The events are part of the "More Inclusion" project, which aims to guide and encourage attitudinal accessibility.

• **Training Plan for the Bidding Process for Engineering Works and Services**: With the objective of promoting the updating of the process for hiring engineering works and services, structured work fronts were established, among them the Training Program for the Hiring Process Engineering Works and Services. The program is being implemented jointly with the corporate and business training areas involved in the bidding process. The topics defined by the group were: general notions of contracting, budgeting, regulatory changes, project works and engineering services, execution regimes, contracting process, risk matrix and contract management.

• **Continuous learning:** In 2021, the virtual community called Compartilhando Energia was launched, in which learning opportunities are periodically published. These are courses and content available to all employees, promoting an update in their scope of work. In 2022 we had a greater engagement in the Community. Other actions of the Company are the offer, for all the internal public, of courses whose subjects are related to quality, processes and project management, self-development and about quality tools in the distance learning modality through the distance learning environment entitled Copel EAD; investing in postgraduate courses for professionals who need to specialize in their area of expertise; and continuous establishment of educational partnerships, through public notice in force since 2016 and updated in 2022. These partnerships grant discounts or some other benefits, and cover basic, higher and professional education, qualification, improvement and foreign languages and can be extended to dependents.

• **Learning paths:** Consists of sharing knowledge from employees to employees. It is characterized as a dynamic and simple approach, since it gives autonomy to the producers in the preparation and publication of the material. The trails combine different learning possibilities and offer alternative and flexible paths for personal and professional improvement and are available to all employees and can also be accessed from a cell phone.

2.2.4. Suppliers

To classify, hire suppliers and purchase materials and services, Copel carries out the bidding process, which follows the rules of the Internal Regulation for Tenders and Contracts and current legislation, which considers Law No. 10,520/2022 (establishes the bidding modality called auction), Complementary Law No. 123/2006 (establishes the National Statute for Micro and Small Businesses), Federal Law No. 13,303/2016 (State Company Law) and Law No. 13,709/2018 (General Personal Data Protection – LGPD).

Copel reinforces its relationship with suppliers by implementing initiatives aimed at sustainable development by improving the management of the production chain and optimizing resources for the benefit of the community.

In 2022, Copel began an assessment of suppliers, with a corporate-level survey that will provide more support to the risk management process in the supply chain. The process, still in progress, includes information related to integrity, among other issues, and will support more objective parameters for classifying the criticality of suppliers.

When selecting suppliers of services or products that have the possibility of environmental impacts, Copel requires environmental certificates and qualifications from the company and professionals. Contractual demands also include incorporating the Global Compact Principles; prioritizing the contracting of local and small and medium-sized suppliers; hiring and training professionals with disabilities; inhibit practices of moral and sexual harassment in the workplace; among others. To reinforce all these points, Copel sends its suppliers its Sustainability Policy.

Failure to comply with contractual environmental or social responsibility clauses involves sanctions according to the severity of the case, including warnings, fines, temporary suspension of participation in bidding processes and a impediment to contracting until contractual termination and communication to the competent legal bodies about a possible violation.

2.2.5. Research & Development-R&D and Energy Efficiency Program - EEP

Pursuant to legislation, concessionaires and authorized contractors for the generation, transmission and distribution of electricity are required to annually allocate a percentage of 1% of their Net Operating Revenue (NOR) to R&D and PEE projects.

Generation and Transmission

In 2022, Copel Geração e Transmissão invested R$34.4 million in the execution of 22 R&D projects, of which 4 are strategic, whose themes were established by Aneel through Call for Projects. In 4 projects, it participated cooperatively with other companies.

Distribution

In 2022, Copel Distribuição invested R$60.4 million in 34 projects. The main highlights of the exercise were

"Energy Storage System", "Improvement of methodologies and tools for tactical and operational planning in underground distribution networks" and "Virtual environment for training a team of electricians in the maintenance of distribution networks". Also in this exercise, Copel DIS invested R$58.1 million with PEE resources in the execution of 166 projects and plans to invest R$138.8 million in 3 years.

2.3. Environmental Dimension

Copel's commitment to sustainable development is intrinsically related to its daily activities. The Company acts to achieve eco-efficiency, preserve biodiversity and reduce greenhouse gas (GHG) emissions. Additionally, it transmits its principles of good environmental management to customers and suppliers.

The guidelines for this action are in the Sustainability Policy, which is the basis for other regulations, such as the Climate Change Policy, the Environmental Policy, the internal rules for Waste Management, and Management of the Effects of Climate Change, among others.

The main guidelines are:

- Promotion of eco-efficiency in all processes, with a view to reducing consumption and sustainable use of natural resources and ecosystem services
- Mitigation of negative impacts and enhancement of positive ones in its activities and businesses
- Be relevant to the impacts of climate change on the operation and expansion of assets.

2.3.1. Eco-Efficiency

Copel instituted the Eco-Efficiency Program to systematize its actions in combating energy, water, fuel and paper waste, in addition to reducing waste. Created in 2014, it brings together a set of possible and accessible actions aimed at preserving the environment, with the goal of reducing the consumption of natural resources, raising the awareness of its employees and reducing costs.

With a framework of actions, the program also seeks to disseminate education for sustainability, respect for the environment and concern for future generations.

2.3.2. Climate change

The topic of climate change is analyzed in the Company's strategic planning process, integrating corporate decisions over a five-year horizon. Within financial planning, budgets are foreseen for technological development and the construction of new sustainable projects, such as hydroelectric, wind and solar power plants. In addition, the incorporation of future climate scenarios, carbon pricing and the development of studies to adapt to climate changes have guided the Company's decision-making. These studies and investments help in monitoring and forecasting the availability of teams to respond to emergencies.

Among these decisions is the Neutrality Plan for greenhouse gas emissions, in which the Company intends to neutralize its Scope 1 emissions by 2030. One of the advances in this work was the decision to decarbonize

the electricity matrix, with the divestment plans at the Araucária Thermoelectric Power Plant (UEGA) and at Compagás.

Another guideline is related to the commercialization of i-REC certificates in the energy generation and commercialization businesses by Copel Comercialização.

Additionally, the Company has been developing technology to improve the management of electricity distribution with the modernization of assets and expansion of the Smart Grid Program, of intelligent networks.

Furthermore, in 2022 the variable compensation (Performance Bonus) started to consider the achievement of goals related to the Neutrality Plan, prepared according to the specificities of each integral subsidiary and each board of directors of Copel Holding.

2.3.3. Biodiversity

Copel's assets are located in different regions of the country, inserted in several Brazilian biomes. Thus, the Company develops actions to minimize and compensate for the impacts caused by its activities in the different ecosystems that are present.

Copel's actions in favor of biodiversity include:

- Protection and/or restoration of areas destined to compensate for vegetation suppression necessary for the implementation of enterprises;
- Restoration of Permanent Preservation Areas;
- Special care with fauna and flora species considered rare and endangered, carrying out rescues and relocations of individuals when necessary;
- Collection and destination of seeds for research and seedling production, in order to guarantee the maintenance of regional biodiversity and the genetic variability of endemic flora species;
- Monitoring of fauna and flora communities to verify possible impacts and compensate them whenever necessary.

It is important to emphasize that energy generation, transmission and distribution projects also cause positive impacts on biodiversity, which are generally permanent and provide greater protection to natural environments.

In the Integrated Report it is possible to find out about other actions focused on aspects of energy, climate change, biodiversity, water and waste.

2.4. Social Balance Sheet

ANNUAL SOCIAL BALANCE SHEET
On December 31, 2022 and 2021
(In thousands of Reais, except when indicated otherwise)

			2022		2021
	1 - CALCULATION BASIS				
NE32	Net Revenue (NR)	21,927,721		23,984,287	
	2 - INTERNAL SOCIAL INDICATORS		% on RL		% on RL
NE33.2	Management compensation	18,717	0.1	18,118	0.1
	Employees compensation	811,167	3.7	827,046	3.4
	Food (food voucher and other)	131,317	0.6	128,572	0.5
	Compulsory payroll charges	275,092	1.3	279,613	1.2
	Pension plan	71,279	0.3	75,836	0.3
	Health (healthcare plan)	225,724	1.0	201,585	0.8
	Training and professional development	8,596	0.0	6,506	0.0
NE33.2	Profit sharing based on performance provision	42,008	0.2	367,423	1.5
NE33.2	Workers' compensation and severance expenses	(9,315)	(0.0)	139,232	0.6
	Culture	2,813	0.0	556	0.0
	Nurseries or day care assistance	1,496	0.0	1,719	0.0
	Safety and Health	7,289	0.0	4,716	0.0
	Education	2,265	0.0	2,900	0.0
	Extended maternity benefit	399	0.0	579	0.0
	Transportation allowance surplus	132	0.0	90	0.0
	Total	1,588,979	7.2	2,054,491	8.6
	3 - INDICADORES SOCIAIS EXTERNOS		% Sobre RL		% Sobre RL
	Culture	16,672	0.1	21,596	0.1
	Health and sanitation	10	0.0	1,450	0.0
	Sports	9,036	0.0	5,279	0.0
	Childhood and adolescence fund	937	0.0	2,314	0.0
	Research and Development	59,848	0.3	81,096	0.3
	Energy Efficiency Program	77,390	0.4	69,970	0.3
	Elderly Fund	937	0.0	2,314	0.0
	Other	4,015	0.0	3,061	0.0
	Total contribution to society	168,845	0.8	187,080	0.8
	Taxes (except payroll charges)	9,689,798	44.2	12,211,366	50.9
	Total	9,858,643	45.0	12,398,446	51.7
	4 – ENVIRONMENTAL INDICATORS		% on RL		% on RL
	Investments and maintenance expenses in operational processes to improve the environment	489,794	2.2	376,145	1.6
	Investments and expenses with the preservation and/or recovery of degraded environments	4,697	0.0	2,577	0.0
	Investments and expenses with environmental education for employees, outsourced, self-employed and corporate administrators	62	0.0	24	0.0
	Investments and expenditures on environmental education for the community	508	0.0	298	0.0
	Investments and expenses with other environmental projects	6,420	0.0	5,755	0.0
	Total	501,481	2.3	384,798	1.6

NE - Note

	2022	2021
Quantity of environmental sanctions	31	32
Amount of environmental sanctions (R$ Thousand)	11	3

Environmental goals	2022	Goals 2023
Regarding the establishment of annual goals to minimize waste, consumption in general in production/operation and increase the efficiency in the use of natural resources for Copel Distribuição	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets.	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets.
Forward 70% of Copel Geração e Transmissão's industrial waste for reuse or recycling	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets.	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets.

	2022			2021		
5 – EMPLOYEES INDICATORS (including subsidiaries)						
Employees at the end of the period			6,029			6,538
New hires in the period			3			4
Level of education of employees:	Men	Women	Total	Men	Vomen	Total
Graduate school	1,180	507	1,687	1,193	517	1,710
Bachelor's degree	1,618	540	2,158	1,747	637	2,384
Vocational school	926	67	993	1,040	82	1,122
High school	961	197	1,158	1,064	227	1,291
Elementary School	12	0	12	27	4	31
Employees Age Grade:						
From 18 to 30 years old (exclusive)			44			107
From 30 to 45 years old (exclusive)			3,282			3,596
From 45 to 60 years old (exclusive)			2,494			2,607
Over 60 years old			212			228
Women working in the company			1,318			1,467
% Women in management positions:						
In relation to total number of women			7.0			7.6
In relation to total number of managers			23.1			22.9
Afro descendants working in the company			777			840
% Afro descendants in management positions:						
In relation to total number of afro-descendants			4.5			4.6
In relation to total number of managers			8.8			8.0
Persons with special needs			125			140
Dependents			21,592			22,745
Outsourced			8,627			8,420
(2) Apprentices			121			106
(2) Interns			310			224
Employees with more than 10 years in the organization			5,352			5,383
Division of the company's highest salary by the lowest salary - including corporate administrators			13			19
Number of employees earning more than 2 minimum wages			5,898			6,490

	Labor lawsuits	2022	2021
	Number of cases in progress at the end of the year	4,822	4,689
	Number of new cases in the year	1,265	829
	Number of cases closed during the year	1,237	899
	6 – MATERIAL INFORMATION REGARDING THE EXERCISE OF CORPORATE CITIZENSHIP		
(3)	**Number of Occupational Accidents** (including accidents with outsourced employees)	123	119
	Total number of consumer complaints and criticisms:		
	with the company	32,020	28,378
(4)	with Procon agency	5,345	3,411
	in Court	7,404	6,812
	Percentage of complaints and criticisms answered or resolved:		
	by the company	100.0%	100.0%
(4)	by Procon agency	100.0%	100.0%
	in Court	55.2%	4.7%
		2022	Goals 2023
	Social and environmental projects developed by the company were defined by	Executive board and managers	executive board and managers
	Safety and health standards in the workplace were defined by:	all + CIPA	all + Cipa
	Regarding freedom of association, collective bargaining rights and internal representation of workers, the company:	encourages and follows ILO standards	encourages and will follow ILO standards
	Private pension plans cover:	all	all
	Profit sharing includes:	all	all
	In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the company:	are required	are required
	Regarding participation of employees in volunteer work, the company:	organizes and encourages	will organize and encourage
	7- WEALTH GENERATION AND DISTRIBUTION	**2022**	**2021**
	Total added value to be distributed	15,221,897	21,227,434
	Value Added Distribution (DVA):		
	Third Parties	19.1%	6.0%
	Personnel	8.5%	8.4%
	Government	64.8%	58.1%
	Shareholders	6.4%	13.1%
	Withheld	1.2%	5.1%
(5)	Discontinued operations	0.0%	9.3%

8 - OTHER INFORMATIONS

• Begining 2010, the Brazilian Institute of Social and Economic Analyses (Ibase) no longer requires use of its Social Balance Sheet standard, given that the Institute understands that this tool and methodology are already commonly used by companies, consulting firms and institutes that promote corporate social responsibility in Brazil. Accordingly, Copel, which had already been using this model since 1999, grounded on Ibase guidance, decided to improve the presentation of its Social Balance Sheet by addressing te information requeired by NBCT 15, aiming at transparency of its information.

• The Notes (NEs) are na integral part of the Financial Statements and contain other socio-environmental information not included in this Social Balance Sheet.

• This Social Balance Sheet includes data about Copel's holding, wholly-owned subsidiaries, subsidiaries and consortiums, due to the consolidation of the Company's results, except when stated otherwise.

(1) The item "Other Benefits" includes: additional sick pay, extended maternity leave, insurance, additional transportation ticket, disability allowance, accidental death, day-care assistance, education allowance, culture and occupational and medical safety.

(2) Not included in the Company's headcount.

(3) Calculated using the methodology used in the GRI Sustainability Report G4 - indicator LA6.

(4) Includes the complaints in the Procon, Ombudsman, Consumer Gov.Aneel and Anatel deemed appropriate.

(5) Resulting from the divestment process of Copel Telecomunicações S.A.

3. OPERATING PERFORMANCE

3.1. Macroeconomic analysis

The Brazilian economy began 2022 with strong inflationary pressure, which intensified in the first quarter with the outbreak of war in Ukraine. In April, the 12-month Brazil's Extended Consumer Price Index (IPCA) rose to 12.13%, the highest rate since 2003.

To combat inflation, the Monetary Policy Committee raised the basic interest rate, which rose from 9.25% at the beginning of the year to 13.75% in December 2022. Food and commodity prices soared, and normal levels were reached only in the last months of the year, with the official inflation index ending the year at 5.79%.

The industrial physical production, which suffered consecutive declines in 2019 and 2020, and partially recovered production volumes in 2021, once again retracted at the end of 2022, with a variation of -0.7%. Despite this behavior, Brazilian formal employment registered a positive balance in the year, and gross domestic product grew by 2.9%, against a forecast in the region of 0.5% at the beginning of the year.

As with the national scenario, 2022 was one of the great challenges for the Paraná State economy. The water deficit experienced across the country since the end of 2021 has contributed to a decline in the summer grain harvest, mainly in the supply of soybeans, the most significant item on the state's primary sector agenda. In the secondary sector of the economy, the Paraná State's industrial physical production recorded -4.2% variation in 2022, according to the Brazilian Institute of Geography and Statistics (IBGE).

On the other hand, expansions observed in the service sector were in the region of 4.4%, and Paraná's exports also increased significantly, with a 16% growth in revenues in US dollars, according to data from the Department of Foreign Trade (SECEX) of the Brazilian Ministry of Economy. In addition, data from the Brazilian Ministry of Labor indicate that Paraná closed 2022 with more than 118,000 new formal jobs and led the generation of jobs in the southern region of Brazil, reaching the fifth-best result in the country.

In view of this context, the most favorable prospects will remain for next year, considering the expected much greater volume of agricultural production in the 2022/2023 harvest, according to Companhia Nacional de Abastecimento (Conab); the definitive overcoming of the pandemic; a more consistent recovery of household consumption; growth in labor income; and stabilization of inflation at acceptable levels.

3.2. Regulatory environment

The year 2022 was marked by a debate regarding improvements in the electricity sector, the recovery of water inflow after one of the worst scarcity scenarios in the last 91 years in Brazil, and coping with the lack of margin for generation flow in the National Interconnected System (SIN), in view of the significant number of requests for authorization for wind and solar projects.

As for the Brazilian Ministry of Mines and Energy (MME) actions, within the scope of the Electricity Sector Modernization Implementation Committee, we highlight the publication of Administrative Ruling No. 050/2022,

which established that, as of January 1, 2024, consumers classified as Group A will be able to opt for the purchase of electricity from any electric power concession operator, permittee or authorized agent of the National Interconnected System, taking an important step towards free market opening. In addition, consumers in this group with an individual load of less than 500 kW must be represented by a retail agent before the Electric Energy Trading Chamber (CCEE).

Notwithstanding the opening of the electricity market for Group A consumers, the MME made available to society, through Public Consultation No. 137/2022, a draft Administrative Ruling regarding the possibility of opening the free electricity market for consumers connected at low voltage.

Other topics were also made available for debate with sector agents. Public Consultation No. 145 addressed the provision of ancillary services in the National Interconnected System, in the sense of preparing guidelines for the creation of a market for this type of service. Public Consultation No. 146 made available three reports regarding the separation of reserve and energy, presenting methodological proposals in relation to the quantification of requirements and supply relative to production and capacity reserve.

As for the expansion of the electricity supply in Brazil, there was a significant growth in requests for authorization granting, motivated by the end of the period for incentivized source undertakings to be authorized to discount the tariffs for transmission system use (TUST) and distribution (TUSD), as established by Law No. 14120/2021. Thus, the insufficiency of transmission system capacity to drain the electric energy generated by these undertakings emerged, in view of the increase in requests for access to the SIN for the coming years.

Consequently, in relation to the competitive procedure to contract a drain margin for generation, governed by Decree No. 10893/2021, the MME made available the draft Administrative Ruling referring to the procedural guidelines and systems, which will allow participation of undertakings related to solar, wind, and biomass source generation or qualified cogeneration, which requested authorization granting without presenting access information, and for other enterprises that do not have a contract for the use of the transmission and distribution system.

The referred Law also established a deadline for the Federal Government to define guidelines for the implementation of mechanisms for the consideration of environmental benefits, in consonance with mechanisms for guaranteeing the security of supply and competitiveness. The MME, in turn, made available the "Proposal of Guidelines for Considering the Environmental Benefits of the Electricity Sector" Report, in order to suggest proposals and parameters to integrate the environmental benefits of the sector.

Given the Eletrobrás privatization process, authorized by Law No. 14182/2021, the Federal Government published Decree No. 11027/2022, in order to regulate the trade of electric energy generated by Itaipu Binacional, giving Aneel the competence to approve contracted power and electric energy amounts for each distributor, and to establish the pass-through tariff to be adopted in the trade of electric energy from Itaipu, allowing the deferral of payment by distributors.

As for water inflow in the electricity sector, the National Board for Energy Policy (CNPE) approved, through

Resolution No. 08/2022, the Plan for Reservoir Recovery and Hydropower Plant Regularization, over a period of up to 10 years, in line with article 30 of Law No. 14182/2021, proposing short, medium and long-term actions, with the objective of improving, in an integrated manner, the policy, planning, governance and regulation of the electricity sector and other sectors that use water resources, in order to optimize the multiple uses of water.

Regarding compliance with Decree No. 10139/2019, which provides for the review and consolidation of regulatory acts subject to decrees, Aneel reduced the regulatory reserve by revoking 351 regulatory acts in 2022. Currently, there are 194 regulatory acts.

Among other topics discussed in the sector, we point out the change in methodology for calculating TUST and TUSD. Aneel published Regulatory Resolution No. 1024/2022 and No. 1041/2022, changing the TUST and TUSD calculation methodology for power plants connected at 88 kV and 138 kV, regarding locational signal intensification. The calculated tariffs are valid for the 2022/2023 cycle.

In addition, through Regulatory Resolution No. 1040/2022, Aneel established the structural Demand Response program, which enables voluntary reduction or transfer of the demand for electricity by large consumers and is an alternative to be used by the ONS in the National Interconnected System operation planning.

Regarding the processing of legislative proposals in the National Congress, suggestions for improving the electricity sector regulatory and legal framework, namely, Bills No. 414/2021 and No. 1917/2015 did not advance in 2022.

As for Bill No. 414/2021, in June 2022, the proposal received 103 amendments that are under analysis by the project rapporteur, whereas approval of Bill No. 1917/2015 depends on the appreciation of an appeal lodged in the Bill Special Commission.

Another topic approved by Congress was the limitation of ICMS collection on fuel, electricity, communications and public transport, through Supplementary Law Bill No. 18/2022, converted into Supplementary Law No. 194/2022, as these are considered essential and indispensable goods and services and indispensable.

In addition, Legislative Decree Bill No. 365/2022 was processed in the Brazilian House of Representatives, which proposes to suspend Regulatory Resolutions No. 1024 and No. 1041, and Bill No. 2703/2022, which propose the amendment to Law No. 14300/2022, in order to add twelve months to the deadline for the new tariff rules not to be applied to microgeneration and distributed mini-generation units of electric energy. These were approved by the House of Representatives and submitted to the Federal Senate for analysis.

As for the natural gas sector, through Resolution No. 03/2022, the CNPE established the strategic guidelines to design the new natural gas market, after the enactment of Law No. 14134/2021, with the objective of improving energy-related policies focusing on promoting free competition, in addition to defining the foundations for the transition period.

Generation

In 2022, the MME conducted a second ordinary review of assured energy for hydropower plants with

centralized dispatch in the National Interconnected System, under the terms of Decree No. 2655/1998. This process covered 120 of the 150 hydropower plants in the reference framework, and culminated in the publication of Administrative Ruling No. 709/2022, which reduced approximately 3.5% of the local assured energy amount in relation to the first review process. The impact for Copel was similar to the impact observed in the process as a whole. There was a reduction in the region of 3.51% (86.33 MWm) in the amount of assured energy of undertakings in which Copel has a stake.

As regards regulation for the granting of generation undertakings, there is Decree No. 10946/2022, which provides for the assignment of physical space use and natural resource use in inland waters under Federal Government jurisdiction, in the territorial sea, in the exclusive economic zone, and on the continental shelf for electricity generation from an offshore undertaking. The MME, in turn, published Administrative Ruling No. 052/2022, establishing the supplementary procedures regarding the assignment of onerous use for offshore generation undertaking operations. Also, together with the Ministry of the Environment and Joint Ministerial Administrative Ruling No. 03/2022, it created the Single Portal for Management of the Use of Offshore Areas for Energy Generation.

Additionally, Aneel published Regulatory Resolution No. 1038/2022, in order to set the guidelines and procedures for the granting of undertakings that failed to provide access information, in line with article 1 of Decree No. 10893/2021, requested by March 2, 2022. The resolution set the period for implementation of undertakings at 54 months, extending the period for undertakings in the implementation phase, whose completion period provided for in the authorization does not exceed 54 months.

On December 23, 2022, Decree No. 11307/2022 was published, amending Decree No. 9271/2018, which provides for the granting of a concession arrangement associated with the loss of public control of the electricity generation concession holder. The aforementioned Decree allows that a new generation service concession arrangement granting be obtained by means of the sale of the equity interest of the concession holding legal entity, including shareholding control, capital increase or opening, with waiver or assignment, in total or in part, of subscription warrants, provided that the operation be conducted through a trading session on a stock exchange or a public offer for the distribution of securities in the primary or secondary markets.

In 2022, the MME promoted five energy auctions: two New Energy Auctions ("A-4" and "A-5"); two Existing Energy Auctions ("A-1" and "A-2"); and a Capacity Reserve Auction in the form of electricity, for the purpose of contracting reserve energy from new natural gas and thermoelectric source generation undertakings, pursuant to Law No. 14182/2021.

Transmission

On July 07, 2022, Aneel, through Ratifying Resolution No. 3,067, of July 12, 2022, established the readjustment of the permitted annual revenues - RAPs for the electricity transmission assets for the 2022-2023 cycle, effective from July 1, 2022 to June 30, 2023. In accordance with this resolution, the RAP of Copel GeT's transmission assets for the 2022/2023 cycle is now R$849.2 million, of which R$824.2 million correspond to the RAP of assets in operation. Considering the RAP approved for Special Purpose Entities in which Copel

GeT has an equity interest, the total consolidated amount is now R$1,415.2 million, of which R$1,387.9 million correspond to operating assets.

On December 12, 2022, Decree No. 11314 was published. It governs the bidding process and the extension of public electricity transmission service concessions whose effective terms are ending. Pursuant to said Decree, transmission concessions may be extended only when the bidding process is unfeasible or results in damage to the public interest. In addition, the extension will take place without the advance indemnity of service provision-related assets, subject to acceptance by the operator in relation to the revenue and other conditions of the amendment to be prepared by Aneel.

As established in Ordinance No. 33, of December 17, 2021, two Transmission Auctions were held in 2022. The Aneel Transmission Auction No. 001/2022 took place on June 30, 2022 and obtained all 13 lots by other companies in the sector, with a discount close to 60% in one of the lots, an average discount of 46.15% and investment expectation of R$15.3 billion in transmission. The Aneel Transmission Auction No. 002/2022 took place on December 16, 2022 also offering 6 lots. All were sold by other companies in the sector and in one of the lots the discount exceeded 50%. The weighted average discount was 38.19% and investment is expected to be R$3.5 billion in transmission.

Trading

According to the schedule established by Ordinance No. 514/2018, the year 2023 began with the reduction of the load limit of consumers for contracting electricity from any supplier from 1.0 to 500 kW, with the objective of promoting the expansion of the Free Energy Market.

In 2022, Aneel consolidated the regulatory related to the "Authorization for Energy Traders", and promoted, through Regulatory Resolution No. 1011/2022, the rules for obtaining authorization to trade electricity in the National Interconnected System and act as a retail trader, in order to represent eligible individuals or legal entities within the scope of the CCEE. Subsequently, through Regulatory Resolution No. 1014/2022, the criteria for obtaining authorization to trade electricity were improved, classifying trading agents into two types, in order to improve market security, without imposing entry barriers that may harm sector competitiveness.

In addition, Aneel made several changes to the Electricity Trading Rules applicable to the Accounting and Settlement System - SCL, basically through changes in its modules, with CCEE, when applicable, and must carry out the re-computation processing in accordance with the approved rules' provisions. The changes were made through Normative Resolutions No. 1,007/2022 and No. 1,051/2022 and Dispatches nº 1,151/2022 and 21/2023.

Distribution

In 2022, the electricity distribution sector was marked by the recovery of water inflow, after one of the worst scarcity scenarios in nine decades in Brazil, and by the debate regarding the necessary improvements in the electricity sector.

On January 13, 2022, Decree No. 10939 regulated measures that address the financial impacts arising from

water scarcity, which affected the country throughout 2021. New loans were authorized to be raised for the creation and management of the Water Scarcity Account by the CCEE. This intended to cover, in total or in part, the costs related to the balance of the account centralizing the tariff flag resources for April 2022, and the import of energy referring to July and August 2021.

In the case of Copel DIS, the amount of R$145.8 million was received, fully reversed as a negative financial component, reducing consumer tariff, in the June 24, 2022 tariff process. The amount will be passed on to consumers through monthly installments approved by Aneel and collected into the CDE Water Scarcity Account as of the next tariff readjustment process, expected for June 2023, extending for a period of 4 years.

However, throughout 2022, given the increase in rainfall volume, water inflow recovered, with an increase in the level of reservoirs, resulting in a decrease in the purchase of energy from thermal plants, whose generation cost is higher than other sources. This scenario was favorable for reducing the amount charged to consumers regarding the tariff flags, which were at the "Water Scarcity" level from January to April 2022 and changed to the green flag from May to December 2022.

Law No. 14385/2022, which governs ICMS exclusion from PIS and COFINS tax bases, from liabilities related to tax amounts overpaid by distributors, determined that they be returned in full to consumers, through tariff processes, according to equitable criteria. In Copel Distribuição's tariff adjustment, on June 24, 2022, for PIS and COFINS credit purposes, the amount of R$1.593 billion was considered as a financial component that reduced the tariff for the period from July/2022 to June/2023.

Also, with effects on the tariff, as of June 2022, there was a reduction in Paraná from 29% (December 31, 2021) to 18% (December 31, 2022) referring to the approval of the limitation of ICMS collection on fuel, energy electricity, communications and public transport, as per Supplementary Law No. 194/2022.

Another point of impact on the sector was the Eletrobrás privatization process. The amounts contributed to the Energy Development Account (CDE) were reversed to the affordable energy tariff of consumers served in the regulated contracting environment. In the case of Copel DIS, the amount reversed in the June 2022 tariff process was R$335.5 million.

Regarding distributed generation, we should highlight Law No. 14300/2022, published on January 6, 2022, which establishes the legal framework for microgeneration and distributed minigeneration, the Electric Energy Compensation System (SCEE) and the Social Renewable Energy Program (PERS).

The law allowed existing consumer units and those that file a request for access within 12 months of its publication, to continue, until December 31, 2045, with the benefits currently granted through SCEE. For consumer units that request access after this period, the Law established a transition period for the gradual charging of compensated energy for tariff components not associated with the energy cost.

This and other topics related to the adequacy of regulations applicable to distributed micro and mini-generation are being discussed by Aneel within the scope of Public Consultations No. 50 and No. 51/2022, which have

not yet been concluded.

Gas

Companhia Paranaense de Gás - Compagas is the concessionaire responsible for the distribution of piped natural gas in the State of Paraná, whose concession was granted on July 6, 1994, for 30 years.

On December 26, 2022, Compagás entered into a service concession arrangement relating to concession extension for a period of thirty years, from the ending date of the original concession effective term, with the final effective term on July 7, 2054, upon grant payment on the amount of R$508 million, to be reversed in favor of investments by the State of Paraná.

- **Energy Flow (% and GW/hour)**

Own Generation
24,723 39.6%

Purchased Energy
37,745 60.4%

CCEAR:	12,354
Itaipu:	5,271
Dona Francisca:	134
CCEE (MCP):	18
Angra:	928
CCGF:	5,901
MRE:	1,721
Proinfa:	441
Others[1]:	10,977

Total Available Power
62,468

Captive Market
19,371 31.0%

Concessionaires[2]
164 0.3%

Energy Sales to Distributor CCEE[3]
78 0.1%

Assignment MCSD EN[4]
239 0.4%

CCEE (MVE)[5]
702 1.1%

Free Customers
11,591 18.6%

Supplied Energy
28,667 40.7%

Bilaterais Contracts	12,446
CCEAR:	3,501
CER:	916
CCEE (MCP):	4,146
MRE:	7,658

Losses and Differences
1,655 2.6%

Basic Grid	471
Distribution	1,201
Contracts allocation in the CG	298
Wind farm differences	-315

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.
[6] Considers the effect of Distributed Mini and Microgeneration (MMGD)
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

3.3. Business Segment

3.3.1. Generation

On December 31, 2022, Copel operated 54 of its own power plants and participated in 11 plants, 24 of which

were hydroelectric, 38 wind powered, two thermoelectric and one solar plant, with a proportional installed capacity of 6,706.4 MW and a assured energy of 3,164.7MW average, as shown the table:

Plants in Operation on December 31, 2022 - Physical Characteristics

Developments	Installed Capacity (MW)	Assured Energy (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Assured Energy (Avarege MW)	Start of Commercial Operations	Concession expires on
Hydroelectric Power Plants							
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.6	100%	1,240.0	605.6	02.18.1999	03.20.2033
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	578.5	100%	1,260.0	578.5	09.29.1992	09.25.2032
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia-FDA)	1,676.0	604.3	100%	1,676.0	604.3	10.01.1980	12.21.2024
HPP Gov. Pedro Viriato Parigot de Souza (GPS)	260.0	109.0	100%	260.0	109.0	09.03.1971	01.03.2053
HPP Gov. Jayme Canet Júnior (Mauá)	361.0	197.7	51%	184.1	100.8	11.23.2012	05.27.2047
HPP Guaricana	36.0	16.1	100%	36.0	16.1	01.01.1957	07.21.2028
HPP Chaminé	18.0	11.6	100%	18.0	11.6	01.01.1930	08.02.2028
SHP Cavernoso II	19.0	10.5	100%	19.0	10.5	05.15.2013	12.06.2050
HPP Apucaraninha	10.0	6.7	100%	10.0	6.7	04.06.1949	01.27.2027
HPP Derivação do Rio Jordão	6.5	5.9	100%	6.5	5.9	12.02.1997	06.21.2032
HPP Marumbi	4.8	2.4	100%	4.8	2.4	04.05.1961	-
HPP São Jorge	2.3	1.5	100%	2.3	1.5	01.01.1945	07.24.2026
HPP Chopim I	2.0	1.5	100%	2.0	1.5	05.28.1963	-
HPP Cavernoso	1.3	1.0	100%	1.3	1.0	12.07.1965	06.23.2033
HPP Melissa	1.0	0.6	100%	1.0	0.6	01.31.1966	-
HPP Salto do Vau	0.9	0.6	100%	0.9	0.6	01.01.1959	-
HPP Pitangui	0.9	0.1	100%	0.9	0.1	01.01.1911	-
HPP Baixo Iguaçu	350.2	172.4	30%	105.1	51.7	02.08.2019	12.03.2049
HPP Colíder	300.0	178.1	100%	300.0	178.1	03.09.2019	01.30.2046
SHP Bela Vista	29.8	18.6	100%	29.8	18.6	06.12.2021	01.02.2041
HPP Santa Clara e Fundão	240.3	133.0	70%	168.2	93.1	07.31.2005	06.11.2040
HPP Dona Francisca	125.0	75.9	23%	28.8	17.5	02.05.2001	09.21.2037
SHP Arturo Andreoli	29.1	20.4	36%	10.4	7.3	10.25.2001	08.15.2032
SHP Santa Clara I e Fundão I	6.1	4.9	70%	4.3	3.4	08.13.2005	12.19.2032
Total Hydroelectric Power Plants	**5,980.2**	**2,756.9**		**5,369.4**	**2,426.4**		
Thermal Power Station							
TPS Figueira (1)	20.0	10.3	100%	20.0	10.3	04.08.1963	03.27.2019
TPS Araucária (2) (3)	484.5	365.2	81.2%	393.1	296.5	09.27.2002	12.23.2029
Total Thermal power station	**504.5**	**375.5**		**413.1**	**306.8**		
Solar Power Plant							
Solar Paraná	2.3	-	49%	1.1	-	09.15.2021	09.15.2046 (4)
Total Solar Power Plant	**2.3**	**-**		**1.1**	**-**		

continue

Developments	Installed Capacity (MW)	Assured Energy (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Assured Energy (Avarege MW)	Start of Commercial Operations	Concession expires on
Wind Energy Plants							
Santa Maria	29.7	15.7	100%	29.7	15.7	04.23.2015	05.08.2047
Santa Helena	29.7	16.0	100%	29.7	16.0	05.06.2015	04.09.2047
Olho d'Água	30.0	12.8	100%	30.0	12.8	02.25.2015	06.01.2046
São Bento do Norte	30.0	11.3	100%	30.0	11.3	02.25.2015	05.19.2046
Eurus IV	27.0	12.4	100%	27.0	12.4	08.20.2015	04.27.2046
Asa Branca I	27.0	12.1	100%	27.0	12.1	08.05.2015	04.25.2046
Asa Branca II	27.0	11.9	100%	27.0	11.9	09.15.2015	05.31.2046
Asa Branca III	27.0	12.3	100%	27.0	12.3	09.04.2015	05.31.2046
Farol	20.0	8.8	100%	20.0	8.8	02.25.2015	04.20.2046
Ventos de Santo Uriel	16.2	9.0	100%	16.2	9.0	05.22.2015	04.09.2047
Boa Vista	14.0	5.2	100%	14.0	5.2	02.25.2015	04.28.2046
Cutia	23.1	9.6	100%	23.1	9.6	12.22.2018	01.05.2042
Esperança do Nordeste	27.3	9.1	100%	27.3	9.1	12.29.2018	05.11.2050
Guajiru	21.0	8.3	100%	21.0	8.3	12.29.2018	01.05.2042
Jangada	27.3	10.3	100%	27.3	10.3	12.29.2018	01.05.2042
Maria Helena	27.3	12.0	100%	27.3	12.0	12.29.2018	01.05.2042
Potiguar	27.3	11.5	100%	27.3	11.5	12.29.2018	05.11.2050
Paraíso dos Ventos do Nordeste	27.3	10.6	100%	27.3	10.6	01.05.2019	05.11.2050
São Bento do Norte I	23.1	10.1	100%	23.1	10.1	01.31.2019	08.04.2050
São Bento do Norte II	23.1	10.8	100%	23.1	10.8	01.29.2019	08.04.2050
São Bento do Norte III	23.1	10.2	100%	23.1	10.2	04.09.2019	08.04.2050
São Miguel I	21.0	9.3	100%	21.0	9.3	02.14.2019	08.04.2050
São Miguel II	21.0	9.1	100%	21.0	9.1	02.02.2019	08.04.2050
São Miguel III	21.0	9.2	100%	21.0	9.2	02.14.2019	08.04.2050
Palmas	2.5	0.4	100%	2.5	0.4	11.12.1999	09.29.2029
Vila Ceará I (Paraíba IV)	32.0	17.8	100%	32.0	17.8	12.19.2020	01.14.2054
Vila Maranhão I	32.0	17.8	100%	32.0	17.8	02.11.2021	01.11.2054
Vila Maranhão II	32.0	17.8	100%	32.0	17.8	03.31.2021	01.14.2054
Vila Maranhão III	32.0	16.6	100%	32.0	16.6	09.29.2020	01.14.2054
Vila Mato Grosso I	58.9	28.6	100%	58.9	28.6	06.11.2021	12.06.2054
Jandaíra Energias Renováveis I	10.4	5.6	100%	10.4	5.6	11.04.2022	02.04.2055
Jandaíra Energias Renováveis II	24.3	12.3	100%	24.3	12.3	18.10.2022	02.04.2055
Jandaíra Energias Renováveis III	27.7	14.8	100%	27.7	14.8	10.11.2022	02.04.2055
Jandaíra Energias Renováveis IV	27.7	14.2	100%	27.7	14.2	15.10.2022	02.04.2055
Santo Cristo	27.0	15.3	49%	13.2	7.5	06.30.2015	04.18.2047
Reduto	27.0	14.4	49%	13.2	7.1	06.26.2015	04.16.2047
São João	27.0	14.3	49%	13.2	7.0	06.30.2015	03.26.2047
Carnaúbas	27.0	13.1	49%	13.2	6.4	06.30.2015	04.09.2047
Total Wind Energy Plants	**978.0**	**460.6**		**922.8**	**431.5**		
Total Sources	**7,465.0**	**3,593.0**		**6,706.4**	**3,164.7**		

To fulfill important strategic and sustainability guidelines established for the generation business, the Company's main purpose is to profitably and sustainably boost the share of renewable alternative sources in the energy mix. Below is a graph with the composition of the generating park in 2022 and projected for 2023, including the review of the assured energy, in accordance with Aneel Ordinance No. 709/2022:


General Park Physical Warranty by Source in 2022
10%
76%
14%
Generation park designed for 2023 Physical guarantee by source
10%
72%
18%
Hydroelectric Power Plants
Wind Farms
Thermal Power Plants

In the segment of electric energy generation, we also emphasize to:

- **Modernization of the Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant (GBM):** The second phase of the modernization started in 2015 and was completed in August 2021, with the delivery of the last generating unit to commercial operation. The four 436 MW turbines were modernized and the speed and voltage regulators were replaced. With the improvements, a turbine with superior efficiency was obtained, increasing the assured energy and reducing the maintenance cost. The construction and financial schedules were met as foreseen in terms of time, budget and quality. This modernization stage absorbed around R$150 million in investment.

- **Governador José Richa Hydroelectric Power Plant (GJR)** – Completed the process of modernizing the electronic speed and voltage regulators of the four generating units. The project started in 2020, aiming to increase the operational reliability of the plant, maximizing technical aspects of regulation, availability and security of the SIN.

- **Governador Ney Aminthas de Barros Braga (GNB) Hydroelectric Plant (UHE)** - Completed the recovery process of the external painting of the four penstocks. The project started in 2021, with the aim of maintaining the structural integrity and extending the useful life of this equipment.

- **Modernization of the Figueira Thermoelectric Power Plant:** The Company started the modernization work in 2015, in order to increase its efficiency and reduce the emission of gases and particles resulting from coal burning. After difficulties in carrying out the activities by two contractors, which resulted in contract termination, in January 2021 Copel hired a new company to complete the modernization services. 2022. The services and works necessary for the modernization of UTE Figueira were carried out throughout 2021

and 2022 and, through Dispatch No. 3,502, of 12.06.2022, Aneel released the generating unit of UTE Figueira for commercial operation as of 12.07.2022, reestablishing the plant's commercial operation.

- **SHP Bela Vista:** The small hydroelectric plant, located on the Chopim River between the municipalities of Verê and São João, in Paraná, will have the capacity to produce 29.81 MW. The SHP has a budget of R$224.0 million and will benefit approximately 100 thousand consumers. The work started in August 2019 and the first, second and third generating units started commercial operation on June 12, 2021, July 10, 2021 and August 15, 2021, respectively. The start-up of the generating plant (Stream Diver), which takes advantage of the sanitary flow, with an average power of 0.488 MW, is scheduled for the first semester of 2023.
- **Jandaira Wind Complex:** On October 18, 2019, Copel GeT, in a consortium with the subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction, and sold an average of 14.4 MW in contracts regulated at the original price of BRL 98.00/MWh, of the Jandaíra Wind Complex. The amount of energy sold represents 30% of the assured energy, and the remaining energy was sold through agreements in the free environment. The energy sale contract starts supplying on January 1, 2025, and has a 20-year term and annual adjustment by the IPCA. With an estimated investment of R$412.0 million, the 90.1 MW installed capacity undertaking, with 47.6 average MW assured energy, is under construction in the municipalities of Pedra Preta and Jandaíra, in the state of Rio Grande do Norte. In all, 26 wind turbines were installed and divided into four wind farms. A substation and a 16 km transmission line were also built next to those farms to transport the electricity to be generated for the SIN. With all the necessary licenses, the construction began in the first week of January 2021. Currently, the complex has 26 generating units (100% of the generating farm) in commercial operation.
- **Solar Paraná:** Complex with 6 photovoltaic plants in the rural area of the Municipality of Bandeirantes, in Paraná, with a combined power of up to 4.25 MW of installed power and classified as Distributed Generation, in accordance with Aneel's Normative Resolution No. 482/2012 and its reviews. Three plants with a power of 3 MW serve a network of pharmacies in the State of Paraná in remote self-consumption and started operating on September 15, 2021. The other 3 plants will be implemented in 2023, if they obtain the Access Opinion from the Distributor and will serve customers in remote self-consumption or shared generation.
- **Santa Rosa & Mundo Novo and Aventura wind complexes**: On 01.30.2023, the Company concluded the acquisition of nine wind farms in operation, located in the municipalities of Touros and São Tomé, in Rio Grande do Norte, totaling 260.4 MW of capacity installed, for R$1,005.2 million.
- **UEG Araucária:** Started the divestment process of the Company's 81.2% equity interest in UEGA, with intention of a joint sale with the partner Petróleos Brasileiros S.A. (Petrobras), through a competitive procedure, in line with Copel's Corporate Strategic Planning – 2030 Vision and with the decarbonization process of the generation matrix. The process is in the non-binding proposal phase, where qualified potential buyers will receive a descriptive memorandum containing more detailed information about the

company in question, in addition to instructions on the divestment process, including guidelines for preparing and submitting proposals.

- **Renewal of the GBM, GNB and GJR Power Plant Concessions:** State Law No. 21272 was sanctioned on November 24, 2022, authorizing the state of Paraná to carry out a public offering for the secondary distribution of shares and/or units, transforming Copel into a disperse capital company without a controlling shareholder (Corporation). As a result of this legal authorization, Copel's Board of Directors approved that studies be conducted to enable a full renewal of the GBM, GNB and GJR hydropower plant concessions and to evaluate alternatives for raising funds with a view to paying the respective grant bonuses. The transformation of Copel into a "Corporation" will allow it, under the terms of Law No. 9074/1995, to maintain 100% of the Company's interest in the respective plants.

3.3.2. Transmission

The main responsibility of the segment is to provide electric energy transportation and transformation services, and is responsible for the construction, operation and maintenance of substations, as well as for the lines for the transmission of energy.

The Company owns and participates in transmission concessions in operation, corresponding to 9,685 kilometers of transmission lines, with a processing power of its substations in the order of 20,462 MVA (megavolt amperes).

Transmission Lines and Substations in Operation on December 31, 2022

Transmission Lines and Substations		Circuit	Tension (kV)	Extension (km)	Transformation capacity (MVA)	Commercial Operations expected to	Concession expires on
Own Transmission Lines and Substations				3,395	14,390		
Contract 060/2001	Instalações de transmissão diversas [(1)]	Both	Varied	2,129	12,440	Diversos	01.01.2043
Contract 075/2001	LT Bateias - Jaguariaíva	CS	230 kV	138	-	01.11.2003	17.08.2031
Contract 006/2008	LT Bateias - Pilarzinho	CS	230 kV	32	-	14.09.2009	17.03.2038
Contract 027/2009	LT Foz do Iguaçu - Cascavel Oeste	CS	525 kV	117	-	06.12.2012	19.11.2039
Contract 010/2010	LT Araraquara 2 - Taubaté	CS	500 kV	334	-	27.07.2018	06.10.2040
Contract 015/2010	SE Cerquilho III	-	230/138 kV	-	300	01.06.2014	06.10.2040
Contract 022/2012	LT Londrina - Figueira C2	CS	230 kV	92	-	30.06.2015	27.08.2042
	LT Foz do Chopim - Salto Osório C2	CS	230 kV	10	-		
Contract 002/2013	LT Assis - Paraguaçu Paulista II C1 e C2	CD	230 kV	83	-	25.01.2016	25.02.2043
	SE Paraguaçu Paulista II	-	230 kV	-	150		
Contract 005/2014	LT Bateias - Curitiba Norte	CS	230 kV	31	-	29.07.2016	29.01.2044
	SE Curitiba Norte	-	230/138 kV	-	300		
Contract 021/2014	LT Foz do Chopim - Realeza	CS	230 kV	52	-	05.03.2017	05.09.2044
	SE Realeza	-	230/138 kV	-	300		
Contract 022/2014	LT Assis - Londrina C2	CS	500 kV	122	-	05.09.2017	05.09.2044
Contract 006/2016	SE Medianeira Norte	-	230/138 kV		300	09.06.2019	07.04.2046
	SE Andirá Leste		230/138 kV		300	07.09.2019	07.04.2046
	SE Curitiba Centro		230/138 kV		300	04.09.2019	07.04.2046
	SE Baixo Iguaçu		230 kV			21.12.2020	07.04.2046
	LT Curitiba Centro - Uberaba C1	CS	230 kV	8		04.09.2019	07.04.2046
	LT Curitiba Centro - Uberaba C2	CS	230 kV	8		04.09.2019	07.04.2046
	LT Baixo Iguaçu - Realeza Sul	CS	230 kV	37		04.08.2019	07.04.2046
	LT Curitiba Leste - Blumenau	CS	525 kV	145		28.03.2021	07.04.2046
	LT Baixo Iguaçu - Cascavel Oeste	CS	230 kV	57		21.12.2020	07.04.2046

continue

Transmission Lines and Substations		Property	Circuit	Tension (kV)	Extension (km)	Transformation capacity (MVA)	Commercial Operations expected to	Concession expires on
Special Purpose Entity					6,290	6,072		
Costa Oeste Transmissora de Energia S.A.		100.0%						
Contract 001/2012	LT Cascavel Norte - Cascavel Oeste		CS	230kV	29			
	LT Cascavel Norte - Umuarama Sul		CS	230 kV	130	-	31.08.2014	12.01.2042
	SE Umuarama Sul		-	230/138 kV	-	300	27.07.2014	
Caiuá Transmissora de Energia S.A.		49.0%						
Contract 007/2012	LT Umuarama - Guaíra		CS	230 kV	105	-	12.05.2014	10.05.2042
	LT Cascavel Oeste - Cascavel Norte		CS	230 kV	37	-	02.07.2014	
	SE Santa Quitéria - SF6		-	230/138/13,8 kV	-	400	01.06.2014	
	SE Cascavel Norte		-	230/138 kV	-	300	02.07.2014	
Marumbi Transmissora de Energia S.A.		100.0%						
Contract 008/2012	LT Curitiba - Curitiba Leste		CS	525 kV	29	-	28.06.2015	10.05.2042
	SE Curitiba Leste		-	525/230 kV	-	672		
Integração Maranhense e Transmissora de Energia S.A.		49.0%						
Contract 011/2012	LT Açailândia - Miranda II		CS	500 kV	365	-	02.12.2014	10.05.2042
Matrinchã Transmissora de Energia (TP NORTE) S.A.		49.0%						
Contract 012/2012	LT Paranatinga - Ribeirãozinho		CD	500 kV	710	-	29.07.2016	10.05.2042
	LT Paranaíta - Cláudia		CD	500 kV	594	-	09.10.2015	
	LT Cláudia - Paranatinga		CD	500 kV	708	-	29.07.2016	
	LT Sinop - Intersecção Santa Carmen		CS	500 kV	21		09.10.2015	
	SE Paranaíta		-	500 kV	-	-	09.10.2015	
	SE Cláudia		-	500 kV	-	-	09.10.2015	
	SE Paranatinga		-	500 kV	-	-	29.07.2016	
	SE Sinop		-	500 kV	-	800	09.10.2015	
Mata de Santa Genebra Transmissão S.A.		50.1%						
Contract 001/2014	SE Fernão Dias		-	500/440 kV		3,600	07.02.2020	15.05.2044
	LT Bateias - Itatiba		CS	500 kV	414	-	05.03.2020	
	LT Araraquara 2 - Itatiba		CS	500 kV	223	-	24.03.2020	
	LT Araraquara 2 - Fernão Dias		CS	500 kV	250		03.05.2020	
Guaraciaba Transmissora de Energia S.A.		49.0%						
Contract 013/2012	LT Ribeirãozinho - Rio Verde Norte C3		CS	500 kV	240	-	30.08.2016	10.05.2042
	LT Rio Verde Norte - Marimbondo II		CD	500 kV	690	-		
	SE Marimbondo II		-	500 kV	-	-		
	SE Rio Verde		-	500 kV	-	-		
Paranaíba Transmissora de Energia S.A		24.5%						
Contract 007/2013	LT Barreiras II - Rio das Éguas		CS	500 kV	244	-	30.01.2017	02.05.2043
	LT Rio das Éguas - Luziânia		CS	500 kV	350	-		
	LT Luziânia - Pirapora 2		CS	500 kV	373	-		
Cantareira Transmissora de Energia S.A.		49.0%						
Contract 019/2014	LT Estreito - Fernão Dias C1 e C2		CD	500 kV	656	-	05.03.2018	05.09.2044
Uirapuru Transmissora de Energia S.A.								
Contract 02/2005	LT Ivaiporã - Londrina ESUL	100.0%	CS	500 kV	122		09.07.2006	05.03.2035
Total					9,685	20,462		

(1) Concession extended under the terms of Provisional Measure No. 579/2012.

The transmission concessions in operation currently generate RAP to Copel Geração e Transmissão of R$1.39 billion, proportional to its share in the projects.

In addition to the works gained in the auctions promoted by Aneel, Copel Geração e Transmissão has works stemming from the authorization resolutions in order to expand and improve existing facilities, such as:

Authorization Resolution 7,515/2018: implementation of extra capacity at the 230 kV Cascavel, Ponta Grossa Norte, Umbará, Maringá and Uberaba substations, with an investment of approximately R$70.0 million and RAP of approximately R$9.5 million, as of the start of commercial operation. The reinforcements in the Umbará, Maringá and Uberaba substations, whose entry into commercial operation planned by Aneel was in the 2nd half of 2021, were carried out between February and October 2021. Part of the reinforcements at the

Ponta Grossa Norte substation, whose entry into commercial operation planned by Aneel was in the 1st half of 2022, was carried out in November 2021. The other reinforcements were completed in the 1st half of 2022.

Authorization Resolution 8,543/2020: Authorization Resolution 8,543/2020: (amended by Authorization Resolution No. 8,951/2020): refurbishment of the 230 kV Pilarzinho - Santa Mônica transmission line, refurbishment of the 230 kV Bateias - Pilarzinho transmission line and implementation of reinforcements in the respective 230 kV Santa Mônica, Bateias and Pilarzinho substations, with a total investment of approximately R$32.5 million and RAP of approximately R$4.2 million, from the start of commercial operations, which Aneel expects to be January 2023.

The rehabilitation of the 23 kV Bateias – Pilarzinho transmission line was completed in August 2022, more than four months ahead of schedule. The refurbishment of the 230 kV Pilarzinho – Santa Mônica transmission line is underway, with completion scheduled for the first half of 2023.

Authorization Resolution 9,219/2020: implementation of reinforcements in the 230 kV Guaíra substation, with an investment of approximately R$38.8 million and RAP of approximately R$6.0 million, as from the start of commercial operation, which Aneel expects to be April 2024.

Authorization Resolution 9,564/2020: implementation of reinforcements in the 230 kV Sarandi substation, with an investment of approximately R$21.0 million and RAP of approximately R$3.4 million, as from the start of commercial operation, which Aneel expects to be June 2023.

Authorization Resolution 741/2021: refurbishment of the 230 kV Campo Comprido - Santa Quitéria transmission line, with an investment of approximately R$4.3 million and RAP of approximately R$577.7 thousand, as from the start of commercial operation, which Aneel expects to be August 2023.

Authorization Resolution 10,688/2021: implementation of reinforcements in the 230 kV CIC substation, with an investment of approximately R$24.4 million and RAP of approximately R$3.7 million, as from the start of commercial operation, which Aneel expects to be April 2024.

Authorizing Resolution n.º 12,638/2022: implementation of reinforcements in the 230 kV Campo do Assobio substation, with an investment of approximately R$65 million and RAP of approximately R$9.7 million, as from the start of commercial operation, which Aneel expects to be November 2025.

Authorizing Resolution n.º 12,892/2022: recapacitation of the 230 kV Gralha Azul - Umbará transmission line, with an investment of approximately R$8.1 million and RAP of approximately R$1.3 million, as from the start of commercial operation, which Aneel expects to be November 2025.

3.3.3. Distribution

Copel DIS is one of the most prominent energy distributors in the electricity sector in the country and Latin America. Its concession area covers 194,854 kilometers of locations, belonging to 394 municipalities. The Company operates and maintains the facilities at voltage levels of up to 138kV, acting in accordance with the

best industry practices and applicable standards, in the operation, maintenance, planning of the electrical system and modernization of the facilities, in order to ensure the continuity and efficiency of the service provided.

- **Distribution lines and Substations**

In 2022, substations were connected to reinforce the electrical distribution system, improving quality and increasing the availability of electric energy to consumers. The works on new substations and expansions added approximately 188 MVA to the distribution system and the new high voltage lines completed in the period added 138 km of 138kV transmission lines.

- **Management of energy losses**

Distribution Losses that may be of a technical or non-technical nature. The technical losses refer to the portion of losses in the distribution inherent to the transmission process, voltage transformation and energy measurement in the concessionaire's grid. Non-technical losses, in turn, represent all other losses associated with the distribution of electric energy, such as energy theft, measurement errors, errors in the billing process, and consumer units that do not have measuring equipment, among others.

Distribution losses represent the difference between the electricity purchased by the distributors and that billed to their consumers, that is, calculated through the metering system and the market billed by the Company. It should be noted that part of the distributor's losses is recovered through the tariff charged from the consumer, which is reviewed at each annual tariff readjustment/revision by Aneel.

In 2022, global losses represented 9.0% of all energy injected into the distributor's system, with 5.7% of technical losses, 1.9% of non-technical losses and 1.4% of losses in the basic network, lower than the national average of 14.0% in global losses.


Loss index (%)
9.3%
1.6%
1.8%
5.9%
9.2%
1.5%
1.9%
5.8%
9.0%
1.4%
1.9%
5.7%
14.0%
Average
2020
2021
2022
2022
Technical losses
Non-Technical losses
Basic Grid

Due to the actions taken, the effectiveness of inspections has increased significantly in recent years, from

11.1% in 2012 to 31.5% in 2022, when 53,718 inspections were carried out and 13,339 irregular procedures were detected. Compared to the shares, Copel DIS has one of the lowest loss rates in the distribution sector in Brazil.

- **Energy acquisition**

In 2022, Copel DIS did not declare it needed to purchase energy in auctions held in the regulated market, and, in order to serve its market in 2022, it began the supply of contracts negotiated in previous years. Energy purchases increased by 0.4% year-on-year, from 25,338 GWh to 25,441 GWh. Energy availability was mainly allocated to the captive market, considering a 0.3% increase in energy consumption between periods.

- **Grid Market (TUSD)**

Copel DIS's grid market comprises the captive market, the supply to concessionaires and permit holders within the State of Paraná and the totality of free consumers existing in its concession area.

Market Power Wire						
	Number of Consumers			Distributed Energy (GWh)		
	Dez/22	Dez/21	%	Dez/22	Dez/21	%
Captive Market	5,011,555	4,926,608	1.7	19,370	19,312	0.3
Free Market	2,629	2,318	13.4	12,244	11,531	6.2
Supply to concessionaires	7	7	-	925	932	(0.8)
Grid Market (TUSD)	**5,014,191**	**4,928,933**	**1.7**	**32,539**	**31,775**	**2.4**
Distributed micro and mini generation - MMGD				(1,169)	(657)	(77.9)
Total				**31,370**	**31,118**	**0.8**

- **Energy sale**

Copel's Consolidated Market	Number of Consumers / contracts			Consumed energy (GWh)		
	dec/22	dec/21	Δ%	2022	2021	Δ%
Copel DIS	**5,011,883**	**4,927,012**	**1.7**	**23,470**	**22,555**	**4.1**
Captive Market	5,011,555	4,926,608	1.7	19,370	19,312	0.3
Concessionaries and Licensees	2	2	-	91	86	5.8
CCEE (Assigments MCSD EN)	304	376	(19.1)	239	986	(75.8)
CCEE (MVE)	22	26	(15.4)	702	477	47.2
CCEE (MCP) [2]	-	-	-	3,068	1,694	0.8
Copel GeT + FDA + Bela Vista	**284**	**264**	**7.6**	**17,344**	**17,328**	**0.1**
CCEAR (Copel DIS)	3	3	-	122	122	-
CCEAR (other concessionaries)	101	101	-	2,215	2,215	-
Free Customers	1	17	(94.1)	-	1,298	-
Bilateral Agreements (Copel Mercado Livre)	175	132	32.6	13,893	12,978	7.1
Bilateral Agreements [1]	4	11	(63.6)	259	715	(0.6)
CCEE (MCP) [2]	-	-	-	855	-	-
Complexos Eólicos	**363**	**354**	**2.5**	**3,150**	**2,341**	**34.6**
CCEAR (Copel DIS)	6	6	-	32	32	-
CCEAR (other concessionaries)	328	328	-	1,289	1,289	-
CER	10	10	-	916	915	0.1
Bilateral Agreements (Copel Mercado Livre)	9	5	80.0	374	42	790.5
Bilateral Agreements	10	5	100.0	482	36	-
CCEE (MCP) [2]	-	-	-	58	27	114.8
Copel Mercado Livre	**1,683**	**1,637**	**2.8**	**24,816**	**23,192**	**7.0**
Free Customers	1,490	1,363	9.3	11,498	8,239	39.6
Bilateral Agreements (Group Companies)	16	39	(59.0)	1,208	3,535	(65.8)
Bilateral Agreements	177	235	(24.7)	11,949	11,337	5.4
CCEE (MCP) [2]	-	-	-	161	81	98.8
Total Copel	**5,014,213**	**4,929,267**	**1.7**	**68,781**	**65,415**	**5.1**
Eliminations (operations with Group companies)				(15,691)	(16,714)	(6.1)
Total Consolidated	**5,014,213**	**4,929,267**	**1.7**	**53,090**	**48,701**	**9.0**

Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.

[1] Includes Short Term Agreements and CBR.

[2] Does not consider negative amounts.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

- **Overcontracting**

In the current regulatory model, the purchase of energy by distributors is regulated by Law No. 10,484/1914 and by Decree No. 5,163 /2004, which determine that these shall acquire the volume required to serve 100% of their market.

The verification that the whole market is being served takes into account the period comprised by the calendar year, and the difference between the costs paid by the tariff and the costs actually realized with the purchase of energy are entirely passed on to the captive consumers, provided that the distributor records a contracting level between 100 % and 105% of its market.

Copel DIS estimates to end the year with a hiring level of 111.4%. However, it considers that it has amounts of "involuntary overcontracting" sufficient to accommodate the estimated contracting for the year. Therefore, there is no forecast risk of penalty for overcontracting.

- **Tariff Flags**

The Tariff Flags are an indication of the conditions for generating electricity, from the most favorable to the most critical scenario, and which have an impact on the increase in the amount to be billed to the final consumer, according to the increase in energy acquisition costs by distributors due to water difficulties. The values of the tariff flags are published by Aneel, in a specific rule.

The table below shows the history of tariff flags and the amounts charged:

	2022		2021	
Month	Bandeira	Value applied in the tariff (every 100kwh)	Flag	Value applied in the tariff (every 100kwh) R$
January	black	14.20	yellow	1.34
February	black	14.20	yellow	1.34
March	black	14.20	yellow	1.34
April	black	14.20	yellow	1.34
May	green		red	4.17
June	green		red	6.24
July	green		red	9.49
August	green		red	9.49
September	green		black	14.20
October	green		black	14.20
November	green		black	14.20
December	green		black	14.20

- **White Tariff**

Since January 1, 2018, the White Tariff has been in effect, a tariff type that presents a change in the energy value according to the day and time of consumption. The intention is to allow the consumer to control energy consumption at peak times and encourage use during periods of low demand.

This modality is offered for the low voltage consumer units (127, 220, 380 or 440 Volts), called group B, and also for those served at high voltage, belonging to group A opting for the low voltage tariff.

The conditions for the application of the white tariff are set forth in the Normative Resolutions of Aneel 733/2016.

- **Annual Tariff Adjustment (RTA)**

Aneel approved the result of Copel DIS's 2022 Annual Tariff Adjustment through Approval Resolution No. 3049, of June 21, 2022, authorizing an average adjustment of 4.90% perceived by consumers (9.89% in the June 2021 Periodic Tariff Review (RTP) through Approval Resolution No. 2886, of June 22, 2021), fully applied to tariffs as of June 24, 2022.

Of the components that most impacted the tariff in this process, we highlight sector charges and costs related to energy distribution. The impact of sector charges was mitigated by the allocation of R$335.5 million from Eletrobrás privatization to reduce the CDE charge in tariff coverage. In addition, it is also worth mentioning the return of PIS and Cofins credits, reducing the adjustment by R$1.593 billion, to the benefit of consumers.

- **Quality of Supply**

Supply quality is measured by indicators that monitor distributors' performance in terms of the continuity of the service provided. The System Average Interruption Duration Index - SAIDI (DEC in Portuguese) measures the number of hours on average that consumers remain without power during a certain period. The Customer Average Interruption Duration Index – CAIDI (FEC in Portuguese) indicates the average number of outages per consumer unit.

Based on DEC and FEC, Aneel establishes individual continuity parameters (Individual interruption duration per consumer unit - DIC, Individual interruption frequency per consumer unit - FIC, and Maximum continuous interruption duration per consumer unit or connection point - DMIC) which are itemized in electric energy consumers' monthly bills.

These indicators are reviewed in the Periodic Tariff Review and are increasingly becoming stricter in order to improve the quality of customer service.

Copel Distribuição's results of DEC and FEC DIS remain in compliance with the regulatory limits imposed by Aneel, reflecting the investments in performance and expansion work, and the increase in the periodic maintenance and preventive inspections.


DEC Evolution (hours)
DEC (hours) Copel
DEC limit (hours) ANEEL
Hours (from 1 to 20)
10.44
10.06
9.79
9.29
9.19
10.31
9.11
7.83
7.22
7.98
2018
2019
2020
2021
2022


Evolution FEC (interruptions)
FEC (interruptions) Copel
FEC limit (interruptions) ANEEL
Interruptions (de 1 to 15)
8.01
7.67
7.39
6.84
6.8
6.22
6.02
5.61
4.83
5.29
2018
2019
2020
2021
2022

- **Copel Distribuição Concession Agreement**

In order to maintain the electricity service concession arrangement, the Company must comply with the efficiency indicators and procedures regarding supply continuity and the economic and financial management of the public electricity distribution service concessions, approved by Aneel in Regulatory Resolution No. 896/2020, amended by Regulatory Resolution No. 948/2021, defined as of 2021, as follows:

- Efficiency in economic and financial management: considered as unmet in the event of inequation non-compliance or when EBITDA is lower than QRR.
- Efficiency in supply continuity: non-compliance with DECi (Internal Source Interruption Equivalent Duration) and FECi (Internal Source Interruption Equivalent Frequency) indicators, per Consumer Unit for a one-year

period, makes it mandatory to propose a Results Plan.

- In the event of non-compliance for two consecutive years or three years in a five-year period, the Company incurs a limitation on dividend payment. Non-compliance for a period of three consecutive years entails the opening of a forfeiture process

Copel DIS met the annual indicators defined in the fifth amendment to the service concession arrangement, which imposes conditions on service quality indicators and economic and financial sustainability for the period from 2016 to 2020.

Targets for 2022 and 2021 are as follows:

Year	Economic-Financial Management	Result	Quality - limits [a]		Quality - accomplished	
			DECi [b]	FECi [b]	DECi	FECi
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * selic)	Achieved	9.29	6.84	7.20	4.76
2022	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * selic)	-	9.19	6.8	7.98	5.29

- **QRR:** Regulatory Reinstatement Quota or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review - RTP, updated by the variation of the Regulatory Portion B and calculated on a pro-rated basis.
- **EBITDA or Recurring EBITDA:** Refers to Earnings Before Interest (Finance Income(Costs)), Taxes (Income Taxes), Depreciation and Amortization. It will be calculated considering the following components:
- **Regulatory VPB (portion B amount):**
  (+) Regulatory Reactive Power Excess (ER) and Excess Demand (UD)
  (+) Regulatory Irrecoverable Revenue
  (+) Market Growth – MWh
  (+) Own Generation Cost less than the respective Regulatory Fuel Cost
  (+) Other Regulatory Revenues
  (+/-) Cost of Losses, the difference between Regulatory and Realized amounts
  (=) Recurring VPB
  (-) Realized PMSO
  (+/-) Adjustments to PMSO
  (=) Recurring EBITDA
- **SELIC:** limited to 9.009% (nine point zero, zero nine percent) per year if this percentage is exceeded; and to 6.006% (six point zero, zero six percent) if lower than this percentage.

DEC and FEC quality indicators

For the purpose of the service concession arrangement until 2021, internal indicators DECi and FECi were considered as the goal therefor. As of 2022, there is no difference, and DEC and FEC will set the targets.

- DECi and FECi (until 2021): are internal indicators that include only events that occurred with the distributor's assets, excluding events from transmission lines. Are established in the Concession Agreement and non-compliance with the efficiency criterion for the quality of the service provided, for two consecutive years during the period assessed, or in the year 2020, would result in the extinction of the concession
- DEC and FEC (from 2022): cover all occurrences, regardless of origin, including losses in the basic network

that are external to the concessionaire's distribution system and have an imminent technical origin. The purpose of these indicators is to improve the quality of service provided to the consumer.

The Company monitors concession indicators in order to anticipate actions that ensure efficiency gains and compliance with regulatory requirements. The result is disclosed in the 2022 Regulatory Financial Statements, which will take place on April 18, 2023.

3.3.4. Trading

The Company has a portfolio of 1,500 customers served in 23 Brazilian states, reaching approximately 2.6 GW average of energy, which represents an increase of 6.5% over the previous year.

In 2022, Copel Mercado Livre consolidated in its product portfolio, renewable energy certificates from the plants of the Copel group itself.

In the continuous search for excellence, in 2022, new professionals obtained the Free Energy Market Operator Certification. This certification, promoted by the CCEE and the Getúlio Vargas Foundation, evaluates the knowledge of the agents, in particular, with regard to the rules of the sector, the applicable legislation and operations in the Chamber. Currently, 15% of Copel Mercado Livre's team is already certified.

Aiming at the opportunities of opening the free energy market, in 2022 investments were made in systems and solutions to serve this market.

4. ECONOMIC-FINANCIAL PERMORMANCE

4.1. Net Operating Revenue

In 2022, Net Operating Revenue increased by R$2,056.6 million, which represents a 8.6% increase year-on-year. This variation is mainly due to:


7,510.0
7,237.7
3,912.9
6,051.9
4,828.8
5,295.1
2,176.2
1,951.6
Electricity Sales to Final Costumers
Electricity Sales to Distributors
Use of the main distribuition and transmission grid
Construction income
2022
2021

1) increase of R$272.3 million in **Electricity Supply Revenue**, mainly as a result of the 4.90% readjustment of Copel's DIS Energy Tariff perceived by the consumer as of June 24, 2022 and the growth in the number of Copel Comercialização customers.

2) decrease of R$2,139.0 million in **Electricity Supply**, mainly due to the lower dispatch of UEGA thermal plant in 2022, a consequence of the improvement in hydrological conditions, and the lower result with the sale energy in short term market (MCP) by Copel DIS.

3) decrease of R$466.3 million in **Electricity Availability Revenue** essentially due to the lower remuneration of transmission assets, considering the negative effect of the IPCA; the increase in the distributor's "Energy Development Account (CDE)" revenue-reducing account, intended to fund the CDE objectives provided for by law; and the effects of the reprofiling of the assets of the Existing System Base Network (RBSE) in 2021, non-recurring in 2022.

4) increase of R$224.6 million in **Construction Revenue** mainly due to higher investments in the energy distribution segment;


1,259.5
712.3
1,676.9
2,270.9
89.9
142.6
473.4
322.4
Distribution of piped gas
Sectorial financial assets and liabilities results
Fair value of assets from the indemnity for the concession
Other operating revenue
2022
2021

5) increase of R$547.2 million in **Piped Gas Distribution Revenue**, due to tariff readjustments applied and an increase in volume distributed.

6) R$594.0 million decrease in Sectorial Financial Assets and Liabilities Results due to lower energy costs, in view of the improvement in the hydro scenario in 2022.

7) increase of R$151.0 million in **Other Operating Revenue** mainly due to the rental revenue. We highlight the growth in the distribution company's revenue from sharing poles, as a result of the higher volume of poles/fixing points allocated and the contractual adjustment based on the General Market Price Index (IGP-M).

4.2. Operating Costs and Expenses

In 2022, operating costs and expenses decreased by R$1,812.9 million, which represents an 8.9% reduction compared year-on-year. This variation is mainly due to:

- **Not manageable**


8,096.9
9,503.7
2,520.5
2,501.6
939.5
506.1
120.4
1,854.9
Electricity purchased for resale
Charges of the main distribution and transmission grid
Natural gas and supplies for gas business
Materials and supplies for power electricity
2022
2021

1) decrease of R$1,406.8 million in **Electricity Purchased for Resale**, mainly as a result of more favorable hydrological conditions for the period and lower costs of energy contracted from Itaipu;

2) increase of R$18.9 million in **Charges of the Main Distribution and Transmission Grid**, mainly due to the higher value of Charges for the use of the system and Charge of reserve energy (EER), offset by the lower value of Charges for the System Services (ESS) due to the greater thermal dispatch outside the order of merit to face the water crisis in 2021;

3) increase of R$433.4 million in **Natural gas and supplies for gas business** resulting from the higher volume of acquisition and higher price for resale; and

4) decrease of R$1,734.5 million in **Materials and supplies for power electricity** to meet the lower use of the thermoelectric plant (UEGA) as a result of improved hydrological conditions.

- **Manageable**


1,026.9
1,550.9
831.2
185.0
800.7
706.6
Personnel and management
Accruals and provisions
Third party services
2022
2021

5) decrease of R$524.0 million in **Personnel and Management**, mainly reflecting the reduction of R$325.4 million in the provision for performance and profit sharing, a reduction of R$148.5 million in the provision for the voluntary termination program in the period, the reduction in the number of employees and the cost reduction policy, offset by the 7.19% salary increase in October 2022, pursuant to the collective bargaining agreement;

6) increase of R$646.2 million in **Estimated Losses, Provisions and Reversals,** mainly due to an increase in provisions for litigation and the impairment of UEGA (Further information in explanatory note 16.4 of the Financial Statements).

7) increase of R$94.1 million in **Third party services**, due to the increase in maintenance costs of the electricity system, consumer service related to cuts, reconnections and inspections and the increase in outsourced labor and with communication and data processing, offset by the reduction of UEGA values due to the lower dispatch in 2022.


266.2
248.8
92.4
69.8
534.5
309.5
Pension and healthcare plans
Materials and supplies
Other costs and expenses
2022
2021

8) increase of R$169.2 million in **Other operating costs and expenses**, principally due to the higher amount of financial compensation for the use of water resources, losses in the deactivation and disposal of assets and restatement of the fair value of electricity generation concession assets.

- **Others**


1,301.0
1,082.5
2,149.2
1,899.8
Depreciation and amortization
Construction costs
2022
2021

9) increase of R$249.4 in **Construction cost**, reflecting investments made in power distribution infrastructure.

4.3. Equity in the results of investees

Equity in the results of investees for 2022 was 30.6 higher compared to the same period in 2021, mainly due to the positive result of the Equity in the results of the jointly-controlled subsidiaries of electric energy transmission, mainly due to the effects of the tariff revisions that took place in June 2022 from Caiuá, Integration Maranhense, Matrinchã and Guaraciaba.

4.4. EBITDA ou LAJIDA

Ebitda is a non-accounting measurement adopted by the Company, calculated in accordance with CVM Resolution 156/2022, consisting, as shown in the table below, of net income plus taxes on income, financial result, depreciation and amortization.

	Consolidated	
In R$ million	2022	2021
Net income - continuing operations	1,149.3	5,048.6
Net income - discontinued operations	-	(1,189.6)
Deferred IRPJ and CSLL	(628.4)	790.5
IRPJ and CSLL	429.3	469.1
Financial expenses (income)	1,966.0	327.4
Ebit	2,916.2	5,446.0
Depreciation and amortization	1,301.0	1,082.5
Ebitda	4,217.2	6,528.5

4.5. Financial Result

The financial result showed a variation of R$1,638.7 million, mainly due to the update of the provision for the allocation of Pis and Cofins credits. The increase in financial expenses with monetary and exchange variation and debt charges also had an impact, offset by the increase in income from financial investments.

4.6. Net Income

In 2022, consolidated net income was R$1,149.3 million, 77.2% lower than that obtained in the previous year, of R$5,048.6 million. The reduction was impacted by the update and provision for the allocation of Pis and Cofins credits in 2022 with an impact on Ebitda and the financial result, by the recognition in 2021 of the compensation for the renegotiation of the hydrological risk through the right to extend the concession of Copel's plants referring to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism – MRE, partially offset by the higher tax benefit on the JCP recognized in the last quarter.


5,049
1,185
2,317
1,459
218
1,639
1,149
2021
Net attributed to discontinued operations
Ebitda
Income tax and social contribution
Depreciation and amortization
Financial results
2022

4.7. Added Value

In 2022, Copel recorded R$15,221.9 million in Added Value - total 28.3% lower than the previous year, in the amount of R$21,227.4 million. The full statement is available in the Financial Statements.


2022
Government
64.8%
Shareholders
6.4%
Retained
1.2%
Third parties
19.1%
Personnel
8.5%


2021
Government
58.1%
Shareholders
13.1%
Retained
5.1%
Third parties
6.0%
Personnel
8.4%
Discontinued operations
9.3%

4.8. Debt

The Company meets its liquidity and capital requirements primarily with cash from operations and financing used to expand and modernize business related to generation, transmission, trade and distribution of energy.

An important point to note is that the Company seeks to invest in projects and, accordingly, uses credit facilities available in the market that suit Copel's capital structure in terms of financial leverage compared to returns from projects. It is worth noting that projects for financing as well as cash and cash equivalents will be sufficient to cover the fiscal year's investment plan.

In 2022, there were the following outflows of funds:

Inflow – 2022 (In R$ million)	Company	Financier	Value
Financing agreement - Lote E	Copel Geração e Transmissão	BNDES	33.6
Business note	Copel Geração e Transmissão	Debenture holder	1,000.00
7th Issuance of Debentures	Copel Distribução	Debenture holder	1,500.00
Credit note	Copel Distribução	Banco do Brasil	750.00
Financing agreement	Jandaíra I	Banco do Nordeste	11.2
Financing agreement	Jandaíra II	Banco do Nordeste	29.6
Financing agreement	Jandaíra III	Banco do Nordeste	33.9
Financing agreement	Jandaíra IV	Banco do Nordeste	33.7
Total			**3,392.0**

Payments made in the year totaled R$4,279.4 million, of which R$3,051.8 million in principal and R$1,227.6 million in charges. The long-term debt repayment schedule, comprising loans, financing and debentures, is as follows:


1,256
3,386
2,009
941
271
2,965
10,829
2024
2025
2026
2027
2028
After 2028
Total

4.9. Distribution of dividends and interest on capital

(In R$ thousand)	2022			
	Total	JCP (1)	JCP (2)	Dividendos (3)
Aproval by AGO	04.28.2023			
Aproval by CAD		11.21.2022	11.21.2022	
Payment date		11.30.2022	to be determinated	to be determinated
Adjusted Net Income	1,123,420			
Value of ON Shares	357,961	221,419	136,542	-
Value of PNA Shares	1,407	711	438	258
Value of PNB Shares	610,890	377,870	233,020	-
Gross Total Shared	**970,258**	**600,000**	**370,000**	**258**

(1) Intermediate Earnings, declared by the CAD on 11.21.2022, for position entitled on 11.21.2022 (paid in 11.30.2022)
(2) Intermediate Earnings, declared by the CAD on 11.21.2022, for position entitled on 11.21.2022 (payment until in 06.30.2023)
(3) Priority dividends (PNA Shares) pursuant to Art. 5, § 6 of the Bylaws, to be resolved at the AGM of 04.28.2023
DIV - Dividends
JCP - Interest on own capital

(In R$ thousand)	2021				
	Total	DIV (3)	DIV (1)	JCP (1)	JCP (2)
Aproval by AGO	04.29.2022				
Aproval by CAD			09.17.2021	09.17.2021	12.08.2021
Payment date		06.30.2022	11.30.2021	11.30.2021	06.30.2022
Adjusted Net Income	4,952,570				
Value of ON Shares	1,120,747	496,663	434,367	86,959	102,758
Value of PNA Shares	3,658	1,621	1,418	284	335
Value of PNB Shares	1,964,082	870,391	761,218	152,393	180,080
Gross Total Shared	**3,088,487**	**1,368,675**	**1,197,003**	**239,636**	**283,173**

(1) Intermediate Earnings, declared by the CAD on 09.17.2021, for position entitled on 09.30.2021 (paid in 11.30.2021)

(2) Intermediate Earnings, declared by the CAD on 08.12.2021, for position entitled on 12.30.2021 (2021 anticipation)

(3) Extra proposed dividends (year 2021)

4.10. Investment program

The investment program for 2023 was approved by the 233rd Ordinary Meeting of the Board of Directors. The investments made and projected are as follows

	Realized		Estimated	Change %
Subsidiaries	**2022**	**2021**	**2023**	**2022-2021**
Copel Geração e Transmissão	472.7	494.8	274.9	(4.5)
Copel Distribuição	1,848.1	1,623.0	1,878.9	13.9
Copel Telecomunicações	-	54.4	-	-
Copel Comercialização	2.6	2.0	1.6	30.0
Copel Serviços	0.1	0.7	1.0	-
Holding	6.2	3.5	5.0	77.1
Others	-	0.5	20.9	-
Total	**2,329.7**	**2,178.9**	**2,182.3**	**6.9**

4.11. Shares

Volume traded in 2022:

	Volume traded	ON (CPLE3)		PNB (CPLE6)		UNIT (CPLE11)	
		Total	Daily average	Total	Daily average	Total	Daily average
B3	Trades	662,777	2,651	4,328,000	17,312	706,014	2,824
B3	Quantity	266,929,800	1,067,719	2,916,293,000	11,665,172	103,759,000	415,036
B3	Volume (R$ Thousand)	1,757,491	7,030	21,048,826	84,195	3,676,708	14,707
B3	Presence in trade sessions	250	100%	250	100%	250	100%
NYSE	Quantity	-	-	-	-	191,286,745	762,099
NYSE	Volume (US$ Thousand)	-	-	-	-	1,322,331	5,268
NYSE	Presence in trade sessions	-	0%	-	0%	251	100%
Latibex	Quantity	-	-	438,025	3,504	5,089	727
Latibex	Volume (€ Thousand)	-	-	576	5	33	5
Latibex	Presence in trade sessions	-	-	125	48%	7	3%

Performance of the share price on December 31, 2022:

	Share	2022	2021	Change %
B3	ON (CPLE3)	R$ 6.87	R$ 6.12	12.3
B3	average ON	R$ 6.52	R$ 5.84	11.6
B3	PNA (CPLE5)	R$ 23.12	R$ 35.89	(35.6)
B3	average PNA	R$ 26.97	R$ 24.02	12.3
B3	PNB (CPLE6)	R$ 7.91	R$ 6.44	22.8
B3	average PNB	R$ 7.15	R$ 6.29	13.7
B3	UNIT (CPLE11)	R$ 38.49	R$ 32.00	20.3
B3	average UNIT	R$ 35.10	R$ 31.12	12.8
B3	Ibovespa	109,735	104,822	4.7
B3	Electricity Index	78,679	76,305	3.1
NYSE	UNIT (ELP)	US$ 7.23	US$ 5.63	28.4
NYSE	average ELP	US$ 6.77	US$ 5.73	18.2
NYSE	Dow Jones Index	33,221	36,338	(8.6)
LATIBEX	ON (XCOPO) (1)	-	-	-
LATIBEX	average XCOPO	-	-	-
LATIBEX	PNB (XCOP)	€ 1.36	€ 1.01	34.7
LATIBEX	average XCOP	€ 1.33	€ 1.00	33.0
LATIBEX	UNIT (XCOPU)	€ 6.00	€ 4.84	24.0
LATIBEX	average XCOPU	€ 6.37	€ 4.44	43.5
LATIBEX	Latibex Index	2,322	2,088	5.8

(1) There were no negotiations for this security until 12.31.2022

4.12. Non-Paying Consumers

In December 2022, the default by Copel DIS consumers, also called Corporate Default, was R$191.8 million, which is equivalent to 0.90% of its billing for the previous 12 months, a reduction of 32.3% compared to

December 2021. The results show a significant improvement compared to the previous year in the two main default indicators of Copel DIS, according to the methodology.

The satisfactory result was made possible by the adoption of other collection tools such as default notices (via SMS, email and collection letter) and the intensification of the suspension of supply. These actions allowed the recovery of default accounts with many days outstanding.

Indicator	2022	2021	Change %
Company Non-Payment [(1)]	0.90%	1.33%	-32.33%
Abradee Non-Payment [(2)]	1.87%	2.67%	-29.96%

[(1)] Non-payment rate Corporate Criteria: Pending energy from 16 to 360 days and billing 12 months

[(2)] Non-payment rate Abradee Criteria: Pending energy from 1 to 90 days and billing 12 months

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Companhia Paranaense de Energia

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR

ZIP 81200-240

FINANCIAL STATEMENTS

December / 2022

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONTENTS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

FINANCIAL STATEMENTS

Statements of Financial Position

as of December 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		12.31.2022	12.31.2021	12.31.2022	12.31.2021
CURRENT ASSETS					
Cash and cash equivalents	5	199,877	626,052	2,678,457	3,472,845
Bonds and securities	6	93	91	93	16,121
Collaterals and escrow accounts		-	-	157	182
Trade accounts receivable	7	-	-	3,342,050	4,433,193
Dividends receivable		824,143	1,558,212	138,330	68,162
Sectorial financial assets	8	-	-	190,699	383,740
Accounts receivable - concessions	9	-	-	8,603	5,121
Contract assets	10	-	-	220,660	148,488
Other current receivables	11	977	1,150	897,380	749,816
Inventories		-	-	194,850	197,779
Income tax and social contribution receivable	12.3	107,523	3,991	355,065	151,912
Other current recoverable taxes	12.2	-	-	1,239,694	1,508,864
Prepaid expenses	13	855	528	60,076	53,649
Receivable from related parties	35	47,404	5,374	1,135	-
		1,180,872	**2,195,398**	**9,327,249**	**11,189,872**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	430,963	344,937
Other temporary investments		25,619	19,985	25,619	19,985
Collaterals and escrow accounts		-	-	-	142,764
Trade accounts receivable	7	-	-	109,819	82,233
Judicial deposits	14	138,747	131,519	632,458	591,131
Sectorial financial assets	8	-	-	190,699	383,740
Accounts receivable - concessions	9	-	-	2,269,690	2,261,684
Contract assets	10	-	-	7,452,019	6,739,560
Other noncurrent receivables	11	18	7,658	931,452	916,606
Income tax and social contribution receivable		-	30,000	127,824	153,850
Deferred income tax and social contribution	12.1	333,877	165,484	1,644,299	963,259
Other noncurrent recoverable taxes	12.2	39,810	38,659	2,627,293	3,143,546
Prepaid expenses	13	-	-	10	27
Receivable from related parties	35	-	150,572	-	-
		538,071	**543,877**	**16,442,145**	**15,743,322**
Investments	15	**20,339,344**	**21,144,478**	**3,325,731**	**3,042,134**
Property, plant and equipment	16	**7,948**	**4,112**	**10,069,468**	**10,142,591**
Intangible assets	17	**4,724**	**3,473**	**10,277,727**	**9,215,560**
Right-of-use asset	26	**4,586**	**3,165**	**261,380**	**204,056**
		20,894,673	**21,699,105**	**40,376,451**	**38,347,663**
TOTAL ASSETS		**22,075,545**	**23,894,503**	**49,703,700**	**49,537,535**

Notes are an integral part of these financial statements

Statements of Financial Position

as of December 31, 2022, and 2021 (continuation)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		12.31.2022	12.31.2021	12.31.2022	12.31.2021
CURRENT LIABILITIES					
Payroll, social charges and accruals	18	6,605	36,454	252,789	604,810
Accounts payable to related parties	35	1,838	2,292	-	-
Accounts payable to suppliers	19	5,373	3,353	2,090,022	2,585,735
Income tax and social contribution payable		-	1,813	156,191	63,946
Other taxes due	12.2	28,690	34,956	303,606	440,933
Loans and financing	20	-	321,157	278,838	579,770
Debentures	21	-	501,716	1,346,347	2,144,485
Dividend payable		344,251	260,995	482,325	330,947
Post-employment benefits	22	2,957	229	73,814	68,836
Sectorial charges payable	23	-	-	46,488	198,386
Research and development and Energy efficiency	24	-	-	370,244	292,495
Accounts payable related to concession	25	-	-	105,003	104,963
Sectorial financial liabilities	8	-	-	433,914	139,770
Lease liability	26	436	301	64,870	47,240
Other accounts payable	27	558	548	601,619	370,383
PIS and Cofins to be refunded to consumers	12.2.1	-	-	550,527	7,294
		390,708	**1,163,814**	**7,156,597**	**7,979,993**
NONCURRENT LIABILITIES					
Accounts payable to related parties	35	5,851	5,851	-	-
Accounts payable to suppliers	19	-	-	125,448	125,249
Deferred income tax and social contribution	12.1	-	-	1,517,682	1,364,828
Other taxes due	12.2	3,676	3,260	633,491	594,810
Loans and financing	20	-	468,970	4,371,525	3,098,674
Debentures	21	-	-	6,457,508	6,003,132
Post-employment benefits	22	23,890	13,922	996,223	1,226,338
Research and development and Energy efficiency	24	-	-	244,514	334,602
Accounts payable related to concession	25	-	-	832,539	798,996
Sectorial financial liabilities	8	-	-	49,341	153,409
Lease liability	26	4,373	2,957	208,886	165,494
Other accounts payable	27	25,241	50,943	645,234	599,909
PIS and Cofins to be refunded to consumers	12.2.1	-	-	1,444,631	3,319,501
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	1,851,257	-
Provisions for legal claims	28	804,442	347,762	2,037,599	1,597,365
		867,473	**893,665**	**21,415,878**	**19,382,307**
EQUITY					
Attributable to controlling shareholders					
Capital	29.1	10,800,000	10,800,000	10,800,000	10,800,000
Equity valuation adjustments	29.2	593,382	426,170	593,382	426,170
Legal reserve		1,512,687	1,457,087	1,512,687	1,457,087
Profit retention reserve		7,911,295	7,785,092	7,911,295	7,785,092
Additional dividends proposed		-	1,368,675	-	1,368,675
		20,817,364	**21,837,024**	**20,817,364**	**21,837,024**
Attributable to non-controlling interests	15.2.2	-	-	**313,861**	**338,211**
		20,817,364	**21,837,024**	**21,131,225**	**22,175,235**
TOTAL LIABILITIES & EQUITY		**22,075,545**	**23,894,503**	**49,703,700**	**49,537,535**

Notes are an integral part of these financial statements

Statements of Income

for the years ended December 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2022	12.31.2021	12.31.2022	12.31.2021
CONTINUING OPERATIONS					
NET OPERATING REVENUE	30	-	-	**21,927,721**	**23,984,287**
Operating costs	31	-	-	**(16,928,407)**	**(19,119,637)**
GROSS OPERATING PROFIT		-	-	**4,999,314**	**4,864,650**
Other operational expenses / income					
Selling expenses	31	-	-	(186,740)	(194,998)
General and administrative expenses	31	(111,665)	(126,172)	(803,721)	(924,561)
Hydrological Risk Renegotiation - GSF	17.2	-	-	-	1,570,543
Other operational income (expenses), net	31	(441,601)	(86,344)	(760,631)	(235,910)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	(810,563)	-
Equity in earnings of investees	15	1,620,451	3,689,345	478,577	366,314
		1,067,185	**3,476,829**	**(2,083,078)**	**581,388**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**1,067,185**	**3,476,829**	**2,916,236**	**5,446,038**
Financial results	32				
Financial income		57,658	304,809	1,032,837	932,049
Financial expenses		(177,375)	(112,332)	(1,987,504)	(1,259,410)
Update of provision for allocation of PIS and Cofins credits	12.2.1	-	-	(1,011,370)	-
		(119,717)	**192,477**	**(1,966,037)**	**(327,361)**
OPERATING PROFIT		**947,468**	**3,669,306**	**950,199**	**5,118,677**
INCOME TAX AND SOCIAL CONTRIBUTION	12.3				
Current		-	67,641	(429,267)	(469,226)
Deferred		164,539	30,250	628,389	(790,406)
		164,539	**97,891**	**199,122**	**(1,259,632)**
NET INCOME FROM CONTINUING OPERATIONS		**1,112,007**	**3,767,197**	**1,149,321**	**3,859,045**
DISCONTINUED OPERATIONS					
Net income from discontinued operations	39	-	1,185,376	-	1,189,557
NET INCOME		**1,112,007**	**4,952,573**	**1,149,321**	**5,048,602**
Attributed to shareholders of the parent company arising from continuing operations		-	-	1,112,007	3,767,197
Attributed to shareholders of the parent company due to discontinued operations		-	-	-	1,185,376
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	-	-	37,314	96,029
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.3				
Common shares		0.38839	1.20448		
Class "A" Preferred shares		0.50343	1.41173		
Class "B" Preferred shares		0.41745	1.50668		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.3				
Common shares		0.38839	1.61429		
Class "A" Preferred shares		0.50343	1.86252		
Class "B" Preferred shares		0.41745	1.95747		

Notes are an integral part of these financial statements

Statements of Comprehensive Income

for the years ended December 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2022	12.31.2021	12.31.2022	12.31.2021
NET INCOME		**1,112,007**	**4,952,573**	**1,149,321**	**5,048,602**
Other comprehensive income					
Items that will never be reclassified to profit or loss					
Gain (losses) on actuarial liabilities	29.4				
Post employment benefits		(11,336)	(3,257)	291,740	246,626
Post employment benefits - equity		209,991	154,751	-	-
Taxes on other comprehensive income		3,854	1,107	(88,548)	(93,881)
Items that may be reclassified to profit or loss	29.4				
Adjustments related to financial assets		-	-	10,295	-
Adjustments related to financial assets - equity		4,757	-	-	-
Taxes on other comprehensive income		-	-	(3,500)	-
Total other comprehensive income, net of taxes		**207,266**	**152,601**	**209,987**	**152,745**
TOTAL COMPREHENSIVE INCOME		**1,319,273**	**5,105,174**	**1,359,308**	**5,201,347**
Attributable to controlling shareholders - continuing operations				1,319,273	3,919,798
Attributable to controlling shareholders - discontinued operations				-	1,185,376
Attributed to non-controlling shareholders - continuing operations				40,035	96,173

Notes are an integral part of these financial statements

Statements of Changes in Equity

for the years ended December 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves					Attributable to non - controlling interests	
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity		Equity Consolidated
Balance as of January 1, 2021		**10,800,000**	**680,364**	**(327,015)**	**1,209,458**	**6,088,855**	**1,507,449**	**-**	**19,959,111**	**291,407**	**20,250,518**
Net income		-	-	-	-	-	-	4,952,573	4,952,573	96,029	5,048,602
Other comprehensive income											
Actuarial gain, net of taxes	29.4	-	-	152,601	-	-	-	-	152,601	144	152,745
Total comprehensive income		-	-	**152,601**	-	-	-	**4,952,573**	**5,105,174**	**96,173**	**5,201,347**
Realization - deemed cost, net of taxes	29.4	-	(46,575)	-	-	-	-	46,575	-	-	-
Realization of actuarial liabilities - divestment of Copel Telecom	29.4			(33,205)		33,205					
Deliberation of additional dividends proposed		-	-	-	-	-	(1,507,449)	-	(1,507,449)	(32,638)	(1,540,087)
Allocation proposed to Annual General Meeting - AGM:											
Legal reserve		-	-	-	247,629	-	-	(247,629)	-	-	-
Interest on equity (JSCP)	29.3	-	-	-	-	(283,173)	-	(239,636)	(522,809)	-	(522,809)
Dividends	29.3	-	-	-	-	-	1,368,675	(2,565,678)	(1,197,003)	(16,731)	(1,213,734)
Profit retention reserve		-	-	-	-	1,946,205	-	(1,946,205)	-	-	-
Balance as of December 31, 2021		**10,800,000**	**633,789**	**(207,619)**	**1,457,087**	**7,785,092**	**1,368,675**	**-**	**21,837,024**	**338,211**	**22,175,235**
Net income		-	-	-	-	-	-	1,112,007	1,112,007	37,314	1,149,321
Other comprehensive income											
Actuarial gain, net of taxes	29.4	-	-	202,509	-	-	-	-	202,509	683	203,192
Adjustments related to financial assets	29.4	-	-	4,757	-	-	-	-	4,757	2,038	6,795
Total comprehensive income		-	-	**207,266**	-	-	-	**1,112,007**	**1,319,273**	**40,035**	**1,359,308**
Realization - deemed cost, net of taxes	29.4	-	(36,513)	-	-	-	-	36,513	-	-	-
Realization - actuarial gain	29.4	-	-	(3,541)	-	3,541	-	-	-	-	-
Deliberation of additional dividends proposed	29.3	-	-	-	-	-	(1,368,675)	-	(1,368,675)	-	(1,368,675)
Dividends and Interest on equity (JSCP)	29.3	-	-	-	-	(891,000)	-	(79,000)	(970,000)	(40,198)	(1,010,198)
Allocation proposed to Annual General Meeting - AGM:											
Legal reserve		-	-	-	55,600	-	-	(55,600)	-	-	-
Dividends	29.3	-	-	-	-	-	-	(258)	(258)	(24,187)	(24,445)
Profit retention reserve		-	-	-	-	1,013,662	-	(1,013,662)	-	-	-
Balance as of December 31, 2022		**10,800,000**	**597,276**	**(3,894)**	**1,512,687**	**7,911,295**	**-**	**-**	**20,817,364**	**313,861**	**21,131,225**

Notes are an integral part of these financial statements

Statements of Cash Flows

for the years ended December 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2022	12.31.2021	12.31.2022	12.31.2021
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		1,112,007	3,767,197	1,149,321	3,859,045
Net income from discontinued operations		-	1,185,376	-	1,189,557
Net income		**1,112,007**	**4,952,573**	**1,149,321**	**5,048,602**
Adjustments to reconcile net income for the period with cash generation from operating activities:					
Unrealized monetary and exchange variation and debt charges - net		49,719	(171,505)	1,314,407	601,040
Interest - bonus from the grant of concession agreements under the quota system	9.3	-	-	(118,439)	(134,482)
Remuneration of transmission concession contracts	10.3	-	-	(769,248)	(1,084,986)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	1,821,933	-
Income tax and social contribution	12.3	-	(67,641)	429,267	469,226
Deferred income tax and social contribution	12.3	(164,539)	(30,250)	(628,389)	790,406
Equity in earnings of investees	15.1	(1,600,188)	(3,719,608)	(478,577)	(303,137)
Appropriation of post-employment benefits obligations	22.4	7,294	7,360	268,171	246,812
Creation for research and development and energy efficiency programs	24.1	-	-	156,690	194,016
Recognition of fair value of assets from the indemnity for the concession	30	-	-	(89,941)	(142,642)
Sectorial financial assets and liabilities result	30	-	-	(1,847,863)	(2,502,324)
Depreciation and amortization	31	2,504	2,316	1,300,982	1,082,539
Net operating estimated losses, provisions and reversals	31.4	441,160	76,374	831,216	240,787
Result do Hydrological Risk Renegotiation - GSF	17.2	-	-	-	(1,570,543)
Realization of added value in business combinations	10.3	-	-	(721)	(722)
Fair value in energy purchase and sale operations	30.1 and 31.1	-	-	(32,748)	35,818
Derivatives fair value	32	-	-	2,907	20,401
Loss on disposal of accounts receivable related to concession		-	-	26,703	20
Loss on disposal of contract assets	10.1	-	-	8,829	7,155
Loss on disposal of property, plant and equipment	16.2	51	-	42,841	40,305
Loss on disposal of intangible assets	17	15	-	55,177	30,623
Result of write-offs of use rights of assets and liabilities of leases - net	26.1 and 26.2	-	(9)	(79)	(177)
Net income for the period from discontinued operations	39	-	(1,185,376)	-	(1,189,557)
		(151,977)	**(135,766)**	**3,442,439**	**1,879,180**
Decrease (increase) in assets					
Trade accounts receivable		-	-	1,628,696	(210,965)
Dividends and interest on own capital received		3,189,818	1,733,450	67,732	82,937
CRC transferred to the Government of the State of Paraná		-	1,646,614	-	1,646,614
Judicial deposits		950	(1,682)	575	(87,866)
Sectorial financial assets		-	-	966,466	1,509,802
Other receivables		7,814	(340)	62,369	(129,814)
Inventories		-	-	2,929	(30,699)
Income tax and social contribution recoverable		(208,124)	(61,924)	(498,961)	(267,179)
Other taxes recoverable		176,115	753	264,048	(64,130)
Prepaid expenses		(327)	(378)	(6,410)	(16,621)
Related parties		155,946	(8,883)	(1,135)	-
		3,322,192	**3,307,610**	**2,486,309**	**2,432,079**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		(29,849)	19,695	(190,627)	17,224
Related parties		(454)	1,459	-	-
Suppliers		2,020	169	(504,362)	(53,298)
Other taxes		43,847	51,943	892,002	834,358
Post-employment benefits	22.4	(5,935)	(6,621)	(201,566)	(198,626)
Sectorial charges due		-	-	(151,898)	164,674
Research and development and energy efficiency	24.1	-	-	(203,673)	(246,744)
Payable related to the concession	25.1	-	-	(106,370)	(88,430)
Other accounts payable		(21,420)	20,326	105,631	21,828
Provisions for legal claims	28.1	(604)	(27,410)	(242,212)	(207,877)
		(12,395)	**59,561**	**(603,075)**	**243,109**
CASH GENERATED BY OPERATING ACTIVITIES		**3,157,820**	**3,231,405**	**5,325,673**	**4,554,368**
Income tax and social contribution paid		(1,813)	(259,039)	(174,295)	(659,318)
Loans and financing - interest due and paid	20.3	(52,704)	(44,958)	(337,455)	(193,421)
Debentures - interest due and paid	21.2	(28,358)	(24,805)	(890,123)	(343,903)
Charges for lease liabilities paid	26.2	(413)	(236)	(21,151)	(6,514)
Charges on loans granted/obtained from related parties		4,895	(10,055)	-	-
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**3,079,427**	**2,892,312**	**3,902,649**	**3,351,212**
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	-	-	35,620
NET CASH GENERATED FROM OPERATING ACTIVITIES		**3,079,427**	**2,892,312**	**3,902,649**	**3,386,832**

(continued)

Statements of Cash Flows

for the years ended December 31, 2022, and 2021 (continuation)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2022	12.31.2021	12.31.2022	12.31.2021
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		(5,636)	2,399	67,157	(54,120)
Loans and financing granted to related parties		(146,063)	-	-	-
Receipt of loans and financing granted to related parties		100,000	33,899	-	-
Additions to contract assets		-	-	(1,923,558)	(1,482,785)
Acquisitions of subsidiaries - effect on cash	1.1.1	-	-	(18,031)	(501,886)
Additions in investments	15.1	(4,829)	(503,202)	(4,829)	(30,970)
Capital reduction of investees	15.1	-	82,330	61,536	-
Additions to property, plant and equipment		(4,436)	(1,847)	(535,542)	(338,137)
Additions to intangible assets	17.3 and 17.4	(1,592)	(1,771)	(421,729)	(4,546)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**(62,556)**	**(388,192)**	**(2,774,996)**	**(2,412,444)**
NET CASH GENERATED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	2,506,837	-	2,444,352
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		**(62,556)**	**2,118,645**	**(2,774,996)**	**31,908**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained from third parties	20.3	-	-	1,891,954	134,313
Transaction costs of loans and financing obtained from third parties	20.3	-	-	(19,781)	(1,647)
Issue of debentures	21.2	-	-	1,500,000	3,000,000
Transaction costs in the issuing of debentures	21.2	-	-	(14,445)	(35,030)
Payments of principal - loans and financing	20.3	(774,899)	-	(1,000,319)	(202,577)
Payments of principal - debentures	21.2	(500,000)	(300,000)	(2,051,481)	(1,852,048)
Amortization of principal of lease liabilities	26.2	(378)	(317)	(60,200)	(51,270)
Amortization of principal of related parties liabilities		-	(280,000)	-	-
Dividends and interest on own capital paid		(2,167,769)	(3,847,288)	(2,167,769)	(3,874,318)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**(3,443,046)**	**(4,427,605)**	**(1,922,041)**	**(2,882,577)**
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	-	-	(1,850)
NET CASH USED FROM FINANCING ACTIVITIES		**(3,443,046)**	**(4,427,605)**	**(1,922,041)**	**(2,884,427)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**(426,175)**	**583,352**	**(794,388)**	**534,313**
Cash and cash equivalents at the beginning of the period	5	626,052	42,700	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	5	199,877	626,052	2,678,457	3,472,845
Cash and cash equivalents variations from discontinued operations	39	-	-	-	284,236
CHANGE IN CASH AND CASH EQUIVALENTS		**(426,175)**	**583,352**	**(794,388)**	**534,313**

Notes are an integral part of these financial statements

Statements of Added Value

for the years ended December 31, 2022, and 2021

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Income				
Sale of energy, services and other income	-	-	27,709,876	30,472,742
Construction income	-	-	2,717,665	2,269,422
Fair value of indemnifiable concession assets	-	-	89,941	142,642
Sectorial financial assets and liabilities result	-	-	1,847,863	2,502,324
Hydrological Risk Renegotiation - GSF	-	-	-	1,570,543
Other income	7,844	73	83,270	109,469
Expected credit losses	-	-	(125,132)	(125,226)
	7,844	**73**	**32,323,483**	**36,941,916**
(-) Supplies acquired from third parties				
Energy purchased for resale	-	-	8,911,058	10,474,551
Charges for use of the main transmission grid (-) ESS and ERR	-	-	2,170,560	1,815,513
Materials, supplies and third parties services	39,660	24,339	1,060,229	2,855,724
Natural gas and supplies for gas operations	-	-	1,204,075	647,980
Construction costs	-	-	2,478,696	2,040,866
Loss / Recovery of assets	7,995	111	149,996	77,560
Impairment	-	-	84,387	(134,854)
Provision for allocation of PIS and Cofins credits	-	-	810,563	-
Other supplies	466,252	101,775	818,290	368,065
	513,907	**126,225**	**17,687,854**	**18,145,405**
(=) GROSS ADDED VALUE	**(506,063)**	**(126,152)**	**14,635,629**	**18,796,511**
(-) Depreciation and amortization	**2,504**	**2,316**	**1,300,982**	**1,082,539**
(=) NET ADDED VALUE	**(508,567)**	**(128,468)**	**13,334,647**	**17,713,972**
(+) Transferred added value				
Equity in earnings of investees	1,620,451	3,689,345	478,577	366,314
Financial income	57,658	304,809	1,032,837	932,049
Other Income	1,039	853	375,836	251,003
	1,679,148	**3,995,007**	**1,887,250**	**1,549,366**
Added value from discontinued operations	-	**1,792,910**	-	**1,964,096**
	1,170,581	**5,659,449**	**15,221,897**	**21,227,434**

(continued)

Statements of Added Value

for the years ended December 31, 2022, and 2021 (continuation)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
	12.31.2022	%	12.31.2021	%	12.31.2022	%	12.31.2021	%
Personnel								
Salaries and management fees	29,675		17,809		858,772		877,259	
Private pension and health plans	6,685		4,065		266,181		248,773	
Meal and education allowance	1,787		2,258		98,963		102,957	
Social security charges - FGTS	1,886		1,021		48,397		50,686	
Voluntary retirement program	(2,344)		33,254		(9,315)		139,232	
Provisions for profit sharing	294		13,717		42,008		367,423	
	37,983	3.2	**72,124**	1.3	**1,305,006**	8.5	**1,786,330**	8.4
Government								
Federal								
Tax	(49,542)		(55,871)		1,342,381		2,708,544	
Sectorial charges	-		-		4,648,957		4,680,233	
State	26		29		3,859,749		4,933,469	
Municipal	107		20		11,453		17,728	
	(49,409)	(4.2)	**(55,822)**	(1.0)	**9,862,540**	64.8	**12,339,974**	58.1
Third Parties								
Interest	69,654		75,538		1,843,166		1,214,127	
Update of provision for allocation of PIS and Cofins credits	-		-		1,011,370		-	
Leasing and rent	346		246		42,377		22,672	
Donations, subsidies and contributions	-		7,256		8,117		41,190	
	70,000	6.0	**83,040**	1.5	**2,905,030**	19.1	**1,277,989**	6.0
Shareholders								
Accumulated profits	141,749		961,883		141,749		957,702	
Own capital remuneration	970,000		239,636		970,000		239,636	
Dividends	258		2,565,678		258		2,565,678	
Non controlling interests	-		-		37,314		96,029	
	1,112,007	95.0	**3,767,197**	66.5	**1,149,321**	7.6	**3,859,045**	18.2
Distributed added value from discontinued operations	-	-	**1,792,910**	31.7	-	-	**1,964,096**	9.3
	1,170,581	100.0	**5,659,449**	100.0	**15,221,897**	100.0	**21,227,434**	100.0

Notes are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022

All amounts expressed in thousands of Brazilian reais

1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums, in private sector and mixed-capital companies for the purpose of engaging in activities, mainly in areas of energy and natural gas.

On November 24, 2022, Law 21,272 of the State of Paraná authorized the transformation of Copel into a company with dispersed capital and no controlling shareholder ("Corporation") through a secondary public offering of shares and/or Units issued by the Company and owned by Controller. On December 21, 2022, with legal authorization, the Board of Directors of Copel approved studies to enable the full renewal of the Concessions of Hydroelectric Power Plants Governador Bento Munhoz da Rocha Netto, Governador Ney Braga and Governador José Richa and to analyze fundraising alternatives for the payment of the respective granting bonuses. The transformation of Copel into a "Corporation" will allow, under the terms of Law 9074/95, to maintain 100% of the Company's interest in the plants. On January 31, 2023, the Board of Directors of Copel approved hiring specialized consultants and technical advisors to assist in the studies and structuring of an eventual offering.

1.1 Equity interests of Copel

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). Until December 31, 2022, there were no changes, acquisitions and disposals in relation to the equity interests of December 31, 2021. On October 6, 2022, Copel GeT entered into an agreement for the acquisition of the Santa Rosa & Mundo Novo and Aventura Wind Complexes, and the operation was concluded on January 30, 2023, according to Note 40.1.

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest %	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS) (a)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel)	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (b)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel

(a) On May 19, 2022, the Brazilian Securities and Exchange Commission (CVM) granted the registration of Copel DIS as a publicly-held company in category "B".
(b) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

Vilas Wind Complex

On November 30, 2021, the Company concluded the acquisition of 100% of the Vilas Wind Complex and preliminarily measured the fair value of the identified assets acquired and the liabilities assumed on the acquisition date.

In September 30, 2022, the provisional amounts of the business combination were revised. The following table presents the fair value of the net assets acquired, updated after the final adjustments of the business combination:

	Adjusted book value (a)	Fair value adjustment	Fair value at the acquisition date
Assets identified	**901,059**	**301,102**	**1,202,161**
Cash and cash equivalents	76,350	-	76,350
Bonds and securities	13,236	-	13,236
Trade accounts receivable	23,585	-	23,585
Other receivables	341	-	341
Income tax and social contribution	476	-	476
Other recoverable taxes	64	-	64
Prepaid expenses	24	-	24
Property, plant and equipment	754,557	-	754,557
Intangible assets	10,275	301,102	311,377
Right-of-use asset	22,151	-	22,151
Liabilities assumed	**605,893**	**102,375**	**708,268**
Suppliers	11,229	-	11,229
Income tax and social contribution	117	-	117
Other taxes due	2,905	-	2,905
Deferred income tax and social contribution	3,191	102,375	105,566
Loans and financing	539,671	-	539,671
Lease liability	22,379	-	22,379
Other accounts payable	26,401	-	26,401
Net assets acquired	**295,166**	**198,727**	**493,893**

(a) Book value of investees adjusted to the Company's practices before the allocation of fair value in the business combination.

The table below shows the variation in amounts in relation to the preliminary values recognized on November 30, 2021, and the final amounts updated on December 31, 2022:

	Preliminary value	Adjustments	Final value
Consideration amount	597,684	(1,416)	596,268
(-) Fair value of net assets acquired	503,463	(9,570)	493,893
Goodwill	**94,221**	**8,154**	**102,375**

The revision of the provisional values of the business combination had impact on the measurement of capital gain and goodwill totaling R$8,154. Considering that the adjustments are not material to the Financial Statements, with no impact on the Company's results, the balances of December 31, 2021, are not being restated. Of the total paid for the operation, R$578,236 were disbursed in November 2021 and the remaining balance, R$18,031, during the year 2022.

1.1.2 Joint Ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 6 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I, Bandeirantes Solar II and Bandeirantes Solar III, in pre-operating stage.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4 Joint operations (consortiums)

The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 16.3.

2. Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara		05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002		12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2054
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1 Compagas

Compagas has a service concession arrangement signed with the Granting Authority, the State of Paraná, effective for 30 years as of July 6, 1994, extended for the same period as of the ending date of the original term, based on article 16 of the State Supplementary Law No. 205/2017. Therefore, the final term of the arrangement was extended to July 6, 2054.

The main requirements for concession renewal, among others, are: adoption of the price-cap regulation model; remuneration based on the weighted average cost of capital (WACC), initially at 9.125% p.a.; definition of the initial Net Regulatory Remuneration Base (BRRL) contemplating the assets not amortized in the current concession, the granting bonus, offset against regulatory liabilities; total estimated Capex of R$2.5 billion to be realized over 30 years; tariff adjustment based on Brazil's Extended Consumer Price Index (IPCA) variations. The new arrangement was signed on December 26, 2022 and the service concession was extended upon payment of a R$508,000 grant bonus through offsetting of concessionaire credits referring to the previous service concession arrangement in the amount of R$98,000 and financial disbursement of R$410,000 in December 2022.

As a result of this process, the accounts receivable related to concessions was transferred to intangible assets, where the consideration for the grant bonus was also recorded, as shown in Notes 9.2 and 17.3.

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047
Generation Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Generation Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Generation Concession Contract 007/2013			
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS			
Generation Concession Contract 045/1999			
TPP Figueira (Note 34.2.6)		100	03.27.2019
HPP São Jorge (Note 34.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Generation Concession Contract 001/2020			
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista (Note 16.5.1)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 34.2.6)	Generation Concession Contract contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis (Note 16.5.2)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (Note 16.5.2)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (Note 16.5.2)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (Note 16.5.2)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements				
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Batelas - Jaguariaiva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Batelas - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Batelas - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
Transmission line 230 kV Baixo Iguaçu - Realeza				
Transmission line 230 kV Curitiba Centro - Uberaba				
Substation Medianeira 230/138 kV				
Substation Curitiba Centro 230/138 kV				
Substation Andirá Leste 230/138 kV				
Concession agreement / authorization of the equity				
Costa Oeste Transmissora	**Contract 001/2012:**	100	01.12.2042	2027
	Transmission line 230 kV Cascavel Oeste - Umuarama			
	Substation Umuarama 230/138 kV			
Caiuá Transmissora	**Contract 007/2012:**	49	05.10.2042	2027
	Transmission line 230 kV Umuarama - Guaira			
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte			
	Substation Santa Quitéria 230/138/13,8 kV			
	Substation Cascavel Norte 230/138/13,8 kV			
Marumbi Transmissora	**Contract 008/2012:**	100	05.10.2042	2027
	Transmission line 525 kV Curitiba - Curitiba Leste			
	Substation Curitiba Leste 525/230 kV			
Integração Maranhense	**Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2027
Matrinchã Transmissora	**Contract 012/2012:**	49	05.10.2042	2027
	Transmission line 500 kV Paranaita - Cláudia			
	Transmission line 500 kV Cláudia - Paranatinga			
	Transmission line 500 kV Paranatinga - Ribeirãozinho			
	Substation Paranaita 500 kV			
	Substation Cláudia 500 kV			
	Substation Paranatinga 500 kV			
Guaraciaba Transmissora	**Contract 013/2012:**	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte			
	Transmission line 500 kV Rio Verde Norte - Marimbondo II			
	Substation Marimbondo II 500 kV			
Paranaíba Transmissora	**Contract 007/2013:**	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas			
	Transmission line 500 kV Rio das Éguas - Luziânia			
	Transmission line 500 kV Luziânia - Pirapora 2			
Mata de Santa Genebra	**Contract 001/2014:**	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Batelas			
	Transmission line 500 kV Araraquara 2 - Itatiba			
	Transmission line 500 kV Araraquara 2 - Fernão Dias			
	Substation Santa Bárbara D´Oeste 440 kV			
	Substation Itatiba 500 kV			
	Substation Fernão Dias 500/440 kV			
Cantareira Transmissora	**Contract 019/2014:** Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	**Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(a)

(a) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3. Basis of Preparation

The individual financial statements of the Parent Company and the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (*Comitê de Pronunciamentos Contábeis* or CPC) and approved by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* or CVM) and the Federal Accounting Council (*Conselho Federal de Contabilidade* or CFC).

Executive Board declares that all relevant information specific to the individual and consolidated financial statements, and only those, are being evidenced and correspond to those used in management.

The issuance of these individual and consolidated financial statements was authorized by the Board of Directors on March 21, 2023.

3.1 Functional and presentation currency

The individual and the consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.2 Basis of measurement

The individual and the consolidated financial statements were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.3 Use of estimates and judgments

In the preparation of these individual and consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

3.3.1 Judgments

The Notes below are those containing information about judgments made in applying of accounting policies with significant impacts on the amounts recognized in the consolidated financial statements:

- Notes 4.1 and 15 - Basis of consolidation and Investments: assessment of the existence of control and significant influence;
- Note 4.2 - Financial instruments: definition of the category of financial instruments.

3.3.2 Uncertainties over assumptions and estimates

The Notes below are those containing information about the main assumptions regarding the future and other main sources of uncertainty in estimates with a reasonable possibility of leading to significant adjustments in the values of assets and liabilities in the next financial year:

- Notes 4.3 and 8 - Sectorial financial assets and liabilities: forecast of values that will be included in the tariff review process;
- Notes 4.4 and 9 - Accounts receivable related to the concession: forecast of cash flows and the indemnifiable balance of the concession contracts;

- Notes 4.5 and 10 - Contract assets: definition of the contract remuneration rate, allocation of price to performance obligations and forecast of cash flows;
- Notes 4.8 and 16 - Property, plant and equipment: estimated useful life of assets;
- Notes 4.9 and 17 - Intangible assets: estimated useful life of assets;
- Notes 4.10.1 and 7.3 - Expected Credit Losses: estimate of amounts that will not be received;
- Notes 4.10.2 and 16.4 - Impairment of assets: definition of assumptions, determination of the discount rate and forecast of cash flows;
- Notes 4.11 and 28 - Provisions for litigation and contingent liabilities: estimated losses on legal claims;
- Notes 4.11 and 12.2.1 - Provision for allocation of PIS and Cofins credits: assessment of amounts that may be required to be refunded to consumers;
- Note 4.12 - Revenue recognition: estimate of unbilled amounts and construction margin;
- Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE): forecast of amounts to be billed by CCEE;
- Note 4.15 - Derivative financial instruments: mark to market of energy purchase and sale contracts;
- Notes 4.16.2 and 12.1 - Deferred income tax and social contribution: forecast of future taxable income;
- Notes 4.17 and 22 - Post-employment benefits: actuarial assumptions for evaluating pension and assistance plans;
- Notes 4.18 and 26 - Right to Use Assets and Lease Liabilities: definition of the interest rate for contracts.

3.4 Management's judgment ongoing concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4. Significant Accounting Policies

4.1 Basis of consolidation

4.1.1 Calculation of equity in earnings of investees

Investments in joint ventures and associates are recognized in the consolidated financial statements based on the equity method. Under this method, investments are initially recorded at cost and their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by investees after acquisition. This method must be discontinued from the date the

investment ceases to qualify as a jointly controlled or associated company.

Payment of dividends decreases the carrying value of investments.

When required, for the calculation of equity in earnings of investees, the investees' financial statements are adjusted to align their policies with the Parent's accounting policies.

4.1.2 Subsidiaries

The subsidiaries are entities to which the Company is exposed to or has a right over the variable returns arising from its involvement with them and has the ability to affect those returns exerting its power over the entities.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated and transactions between consolidated companies are eliminated. The balances of transactions between continuing operations and discontinued operations are also fully eliminated in the consolidated balance sheet.

4.1.3 Noncontrolling interests

Noncontrolling interests are presented in equity, separately from the equity attributable to the Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Company's shareholders, even if this procedure results in negative noncontrolling interest balance.

4.1.4 Joint ventures and associates

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associates are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

When the share in losses of a joint venture or associate equals or exceeds the accounting balance of the investor's equity interest in the investee, the investor should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only if the investor incurs legal or constructive obligations, or performs payments on behalf of the investee. Should the investee subsequently post profits, the investor should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

4.1.5 Joint operations (consortiums)

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations are recorded in proportion to the share of interest held in their assets, liabilities and profit or loss.

4.1.6 Business combination

The acquisition analysis is done on a case-by-case basis to determine whether the transaction represents a business combination or an asset purchase. Transactions between companies under common control do not constitute a business combination.

Assets and liabilities acquired in a business combination are accounted for using the acquisition method and are recognized at their fair value at the acquisition date.

The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill in intangible assets. When the amount generated is negative, the bargain purchase gain is recognized directly in profit or loss.

The amount paid that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill.

In acquisitions of interests in associates and in joint ventures, although they do not constitute a business combination, the net assets acquired are also recognized at fair value. Goodwill is presented in the investment.

4.2 Financial Instruments

Financial instruments are recognized immediately on the trade date, that is, when the obligation or right arises. They are initially recorded at fair value, unless it is a trade receivable without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. Accounts receivable from customers without a significant component of financing are initially measured at the price of the transaction.

Fair values are determined based on market prices for financial instruments with active market, and by the present value method of expected cash flows, for those that have no quotation available in the market.

After initial recognition, financial assets are only reclassified if the Company changes its business model for managing financial assets and this reclassification must be made prospectively.

The Company and its subsidiaries do not have financial instruments measured at fair value through other comprehensive income, except for the asset arising from Certified Emissions Reductions - CERs of Elejor. The Company operates with derivative financial instruments as described in Note 4.15.

The Company's financial instruments are classified and measured as described below.

4.2.1 Financial assets recorded at fair value through profit or loss

Financial assets recorded at fair value through profit or loss include assets classified as held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.

4.2.2 Financial assets measured at amortized cost

These are so classified and measured when: (i) the financial asset is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that exclusively comprise payments of principal and interest on the principal amount outstanding.

4.2.3 Financial liabilities measured at amortized cost

Financial liabilities are measured at amortized cost using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, for the initial recognition of the net carrying amount.

4.2.4 Financial liabilities measured at fair value through Profit or Loss

These are liabilities designated upon initial recognition as at fair value through profit or loss and those classified as held for trading. Financial liabilities designated fair value through profit or loss are stated at fair value with the respective gains or losses in fair value recognized in the statement of income. Net gains or losses recognized in profit or loss include the interest paid on the financial liability.

4.2.5 Derecognition of financial assets and liabilities

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the carrying amount of the derecognized financial liability and the corresponding disbursement made, or to be made, is recorded to profit or loss.

4.3 Net sectorial financial assets and liabilities

The Company records changes in sectorial financial assets and liabilities to maintain neutrality between the billed amounts of consumer tariffs, to cover energy costs, charges and other related items, and the forecast for tariff coverage, according to the term amendment to the distribution concessionaires concession agreement, approved by Aneel Order No. 4621/2014.

Net sectoral financial assets and liabilities comprise: a) Portion A Cost Variation Compensation Account - CVA, which records the variation between estimated and realized costs of energy purchase, of transmission and sectorial charges; b) financial items that correspond to other rights and obligations included in the tariff.

The amounts are updated until the next tariff readjustment/revision and, after approval by Aneel, the new tariff is applied for the current tariff year, providing for collection or return of constituted assets and liabilities, which are then amortized.

In the event of termination of the concession for any reason, the residual values of Portion A items and other financial components, not recovered or returned through tariff, must be incorporated in the calculation of the compensation, keeping rights or obligations of the concessionaire with the Granting Authority safeguarded.

4.4 Accounts receivable related to the concession

Refer to financial assets of the concessions with unconditional right to receive cash by the Company, guaranteed by the Granting Authority by contractual clause and specific legislation.

4.4.1 Power distribution service concession

The concession agreement for electricity distribution provides that the users of the public service remunerate part of the investments made by the concessionaire and the Granting Authority at the end of the concession indemnifies the other party. This model provides for the recognition of financial assets, contract assets in the construction period and intangible assets.

The portion recognized as a financial asset refers to the indemnity set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession. This indemnification aims to reimburse the Company for investments made in infrastructure, without recovery, through the tariff.

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (BRR), defined by the Granting Authority, and the fair value is recorded based on the replacement cost methodology of the assets included in the distribution infrastructure linked to the concession.

4.4.2 Piped gas distribution service concession

The piped gas distribution concession agreement provides that part of the investments made by the concessionaire is remunerated by the public service users and another part is indemnified by the Granting Authority, the State of Paraná, at the end of the concession. This model provides for the recognition of financial assets, contract assets during the construction period and intangible assets. The amount that will not be amortized within the concession term is presented as Accounts receivable related to the concession and represents the amount to be reimbursed to the Company by the Granting Authority at the end of the contract term.

4.4.3 Bonus for the grant of quota system generation concession agreement

The quota system generation concession agreement provides for the payment of a bonus for the grant to the Granting Authority, pursuant to paragraph 7 of article 8 of Law 12,783/2013.

This bonus is recognized as a financial asset because it represents an unconditional right to receive cash, guaranteed by the Granting Authority during the term of the concession and without risk of demand.

The remuneration of this financial asset is based on the Weighted Average Cost of Capital - WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company's business model.

4.4.4 Concession of power generation

The Company has operated and operates concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balances of the assets are transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

4.5 Contract assets

Represented by the construction in progress or in service of the infrastructure delegated by the Granting Authority, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.

4.5.1 Power distribution service concession

Represents the concessionaire's contractual right related to the works under construction to meet the needs of the concession, accounted for at cost plus financial charges, when applicable.

When the assets are put into operation, the assets are transferred to the intangible asset, in the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, or to the accounts receivable associated to the concession, in the amount equivalent to the residual portion of the assets not amortized, which will be reverted to the Granting Authority through indemnification at the end of the concession.

4.5.2 Power gas distribution service concession

Construction in progress for the distribution of piped gas which will be transferred to intangible assets upon their entry in operation and to the extent that the right (authorization) is received to charge the users of the public service. The amount that will not be amortized within the term of the concession is transferred to Accounts receivable related to the concession.

4.5.3 Power transmission concession

Represents the balance of public electricity transmission contracts signed with the Granting Authority to build, operate and maintain the high voltage lines and substations of the generation centers up to the distribution points.

During the term of the concession agreement, the Company receives, subject to its performance, a remuneration denominated Annual Revenue Allowance (RAP) that remunerates the investments made in the construction of the infrastructure and covers also, the costs of operation and maintenance incurred.

After the beginning of the commercial operation and insofar as the operation and maintenance service - O&M is provided, the portion of RAP referring to O&M revenue is recognized in profit or loss at fair value, on a monthly basis, and billed together with the revenue part recognized in the construction phase, referring to the remuneration of the built-up assets. This amount billed after complying with the O&M performance is reclassified to the financial asset under Customers until its effective receipt.

The Company estimates its revenue in the construction phase at fair value based on the budgeted cost of the work and used by management as a parameter for bidding on the concession auction. Fair value revenue comprises the budgeted cost for the entire construction period plus the construction margin, which represents sufficient profit to cover the costs of managing and monitoring the work.

The remuneration rate of each concession is determined by the projection of the expected cost, of the profit margin on the cost in the construction phase and also of the projection of the RAP to be received, already net of the variable consideration estimate (PV) and the RAP part of the O&M performance. This fair value valuation technique using the income approach discounts cash flow for the entire concession period, determining at initial recognition the implied rate that zeroes the flow over time. This remuneration rate is fixed at the initial period and does not change during the performance of the contract and represents the market rate in effect at the time under the conditions of the negotiation between parties.

The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue, according to the percentage of completion of the construction (Note 4.13), and by their financial remuneration (Note 4.12.2).

The Company recognizes gains and losses due to efficiency or inefficiency in the construction of the infrastructure and due to periodic tariff review (RTP), when incurred, directly in the statement of income for the year.

Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the Granting Authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

Existing System Basic Network - RBSE

The assets that compose the Existing System Basic Network - RBSE include one economic component, referring to the cost of capital of the assets not depreciated in July 2017, and one financial component, resulting from the right for the Annual Permitted Revenue (RAP) of the Concession Agreement No. 060/2001, not received in the period from January 2013 to June 2017, plus monetary adjustment and remuneration interest.

4.6 Accounts payable related to the concession

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (UBP) agreements. The obligation is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.

4.7 Inventories (including property, plant and equipment and contract assets)

Materials and supplies in inventory, classified under current assets, and those assigned for investments, classified under property, plant and equipment, and contract assets, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

4.8 Property, Plant and Equipment

The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful lives of the assets related to concession's infrastructure. Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives, which are reviewed annually and adjusted if necessary.

Costs directly attributable to construction works as well as interest and financial charges on borrowings from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

4.9 Intangible Assets

These comprise software acquired from third parties and software developed in-house and are measured at acquisition cost and amortized over five years, besides Intangible assets from Concession Agreements below.

4.9.1 Onerous concession of electric power generation and piped gas

Corresponds to acquisition of exploration rights on hydropower potential and piped gas whose onerous concession contract is signed as Use of Public Property - UBP and/or Grant Bonus.

This asset is recognized at the present value of future cash disbursements during the Concession Agreement term. At the date of start of commercial operation or acquisition of exploration rights on hydropower potential and piped gas, the amount presented is fixed and amortized over the concession period

4.9.2 Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by Aneel into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period.

4.9.3 Power distribution service concession

This comprises the right to control infrastructure, built or acquired as part of the electric energy public service concession, and the right to charge fees to the users of the public service.

Intangible assets are recorded at their fair acquisition and construction value, less accumulated amortization and impairment losses, when applicable. The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to the Company during the concession period.

During the infrastructure construction phase costs are classified as contract assets (Note 4.5).

4.9.4 Piped gas distribution service concession

Intangible assets for piped gas distribution services, which correspond to the right to charge users for the gas supply.

This intangible asset was initially recognized at acquisition or construction cost, plus interest and other capitalized finance charges. This asset is amortized using the straight-line basis over its estimated useful life, considering the economic benefits generated by intangible assets.

During the infrastructure construction phase, costs are classified as contract assets (Note 4.5).

4.9.5 Intangible assets acquired separately

Intangible assets with a finite useful life, acquired separately, are recorded at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

4.9.6 Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from disposal of an intangible asset are recognized in profit or loss, measured as the difference between net disposal proceeds and the carrying amount of the asset.

4.10 Impairment of assets

Assets are assessed to detect evidence of impairment.

4.10.1 Financial assets

Provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.

The Company applies the simplified approach of IFRS 9 / CPC 48 to the measurement of expected credit losses for the entire existence of financial assets that do not have significant financing components, by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable is grouped based on shared credit risk characteristics, number of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivables portfolio.

4.10.2 Non-financial assets

Whenever there is a loss resulting from situations where an asset's carrying value exceeds its recoverable value, defined as the higher of the asset's value in use or its net selling price, this loss is recognized in profit or loss for the year.

For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU).

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses that had been recorded in prior years, this reversal is recognized in current year's profit or loss.

Assets arising from onerous concession and rights of concession and/or authorization to generate electricity, classified as intangible assets, have their impairment tested along with the other assets of that cash-generating unit.

The impairment of contract assets in their construction phase is tested immediately, mainly considering the use of the effective interest rate fixed at the beginning of the project and carried to the end of the concession cash flow. After the beginning of the commercial operation, the portion of revenue recognized is tested for impairment in the accounts receivable from customers. For the receivable part conditioned to fulfill the performance obligation to maintain and operate the infrastructure, the Company has no history and no expectation of losses, since amount is subject to guarantee structures, via shared apportionment of eventual default losses among the other members of the national interconnected system managed by National Electric System Operator (ONS) and by the jurisdiction of the sector.

4.11 Provisions

Provisions are recognized when: i) the Company has a present obligation (legal, formalized or constructive) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company, which requires use of judgment by Management, supplemented by the experience of similar past transactions and, in some cases, by independent expert reports.

Environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are included in property, plant and equipment (generation), construction cost (transmission) or contract assets (distribution). At the start of operations, all costs included in the Operating License, whose programs will be executed during the concession and the respective disbursement has not yet occurred, are measured and adjusted to present value according to the estimated cash flow of disbursements and recorded as environmental provisions matched against the assets related to the project, being adjusted periodically.

Once the project enters commercial operation, all costs or expenses incurred with environmental programs related to the project's operation and maintenance licenses are analyzed according to their nature and included in profit or loss for the period, except for costs or expenses for renewing licenses, which are recorded as intangible assets and amortized over the term of the license.

4.12 Revenue recognition

4.12.1 Revenue from contracts with customers

Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company's operating revenue comes mainly from the electricity supply and from the electric network availability.

The revenue from electricity supply is recognized monthly based on the data for billing that are determined by the average MW of contracted electricity and declared with the CCEE. When the information is not available, the Company estimates the revenue considering the contracts' rules, the price estimate and the volume provided.

For wind power generation companies subject to minimum generation amounts, the Company understands that it is subject to variable consideration, and for this reason, includes a provision for non-performance based on the annual generation estimates, reducing revenue.

Revenue from electric power supply and network availability is recognized monthly based on measured and effectively billed energy. In addition, the Company records unbilled revenue, calculated from the period between the last billing and the end of each month, by estimate based on the last measurement taken. In the concession contract for the public electricity distribution service, non-performance compensations are provided for quality indicators that, when incurred, reduce electricity availability revenue.

4.12.2 Interest income

Interest income is recognized when it is probable that future economic benefits will flow to the Company and its amount can be reliably measured. Interest income is recognized on a straight-line basis and based on time and the effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts the estimated future cash receipts calculated during the estimated life of the financial asset in relation to initial net carrying amount of that asset.

Regarding the contract assets of the power transmission concession, financial compensation revenue is recognized using the implicit remuneration rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company's business model.

4.13 Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized over time based on the stage of completion of the work.

The respective costs are recognized when incurred, in the statement of income for the year, as construction cost.

Given that Copel DIS and Compagas outsource the construction of distribution infrastructure to unrelated parties through works carried out in the short term, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the years 2022 and 2021 was 1.65%, and results from a calculation methodology that considers the respective business risk.

4.14 Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE

Power purchase and sale transactions in CCEE are recorded on the accrual basis of accounting, based on data released by CCEE, which are calculated by the product of the Differences settlement prices - PLD multiplied by the energy surplus declared with CCEE, or, when such information is not available in a timely manner, by an estimate prepared by Management.

4.15 Derivative Financial Instruments

4.15.1 Power purchase and sale transactions

The Company negotiates energy purchase and sale agreements and part of its contracts are classified as derivative financial instruments measured at fair value through profit or loss.

Unrealized net gains or losses arising from the mark-to-market of these contracts (difference between contractual and market prices) are recorded as operating income or operating costs in the Statement of income.

4.15.2 Non-Deliverable Forward (NDF) contracts

In addition, the Company operates with Non-Deliverable Forward – NDF contracts, which aim exclusively at providing hedge against exchange rate risks associated with cash flows from capital contributions to subsidiaries, when they reflect foreign-currency denominated purchases of projected equipment. They are measured at their fair value, with changes recorded in the statement of income for the year. The fair value is calculated based on the information of each contracted operation and the respective market information on the closing dates of the financial statements.

4.16 Taxes

4.16.1 Income Tax and Social Contribution

The taxation on profit comprises income tax and social contribution calculated based on the taxable profits (adjusted profit) of each taxable entity at the applicable tax rates according to prevailing legislation, namely, at 15%, plus 10% surtax on the amount exceeding R$240 per year, for income tax and at 9% for social contribution.

Income tax and social contribution losses can be offset against future taxable profits, considering the limit of 30% of the taxable profit for the period, and can be carried forward indefinitely.

4.16.2 Deferred income tax and social contribution

The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases and on tax losses and negative tax basis.

The deferred income tax and social contribution are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used for tax calculation purposes, to the extent that there will probably be sufficient taxable profits against which the temporary differences can be utilized and the tax losses can be offset.

Deferred tax assets and liabilities may be offset if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

4.16.3 Other taxes recoverable and other tax obligations

Sales and services revenues are subject to value-added tax (ICMS or VAT) and service tax (SS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for Social Security Funding). Credits resulting from non-cumulative PIS and COFINS charges are accounted for as reductions to operating costs in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented as reductions to the acquisition cost of these assets. Prepayments or amounts that can be offset are presented in current and non-current assets, according to their expected realization.

4.17 Post-employment benefits

The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are evaluated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Management.

The assets of the benefit plans are valued at market value (marked-to-market) by the Company. The value of the net plan liability is recognized at the present value of the actuarial obligation, less the fair value of the plan assets. The adoption of the projected credit unit method adds each year of service as a triggering event for an additional benefit unit, adding up to the calculation of the final obligation.

Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

4.18 Right to use lease assets and liabilities

Upon entering into a lease agreement, the right to use assets is recorded at present value, with a corresponding entry to a lease liability of the same amount, except for agreements that meet the exemption criteria of the accounting standard (short-term leases, low value or those that foresee variable remuneration). After initial measurement, the amortization of the right-of-use asset is recorded in operating result and interest on the lease liability in financial result. To define the interest rate, the Company uses as a basis the nominal rate practiced in the last funding of the Copel group, disregarding subsidized or incentivized funding.

4.19 Added Value Statement - DVA

This demonstration aims to highlight the wealth generated by the companies as well as their distribution during a certain period. It is presented, as required by Brazilian corporate law, as part of its individual financial statements and as supplementary information to the consolidated financial statements, since it is not an expected or mandatory statement under IFRS.

4.20 Standards applicable to the Company effective January 1, 2022

As of January 1, 2022, changes in the following pronouncements are in effect, without significant impacts on the financial statements of the Company:

(i) CPC 25 / IAS 37: specification of costs to fulfill onerous contract;

(ii) CPC 27 / IAS 16: definitions of resources before their intended use;

(iii) CPC 15 / IFRS 3: update of the standard, in view of the changes in the Conceptual Framework;

(iv) Annual improvements to the 2018–2020 IFRS cycle with changes in pronouncements: CPC 37 / IFRS 1, CPC 48 / IFRS 9, CPC 06 / IFRS 16 and CPC 29 / IAS 41.

4.21 New standards that are not yet in effect

As of the following fiscal years, the changes below will be in effect:

(i) CPC 26 / IAS 1 and IFRS practical expedient 2: classification of liabilities as current or non-current and change in accounting policy disclosures (from January 1, 2023);

(ii) CPC 50 / IFRS 17: new standards for insurance contracts, replacing CPC 11 /IFRS 4 (from January 1, 2023);

(iii) CPC 23 / IAS 8: updating of accounting estimates definitions (from January 1, 2023);

(iv) CPC 32 / IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction (from January 1, 2023);

(v) CPC 06 / IFRS 16 - Leases: amendments related to sale and leaseback operations (from January 1, 2024);

(vi) CPC 36 / IFRS 10 and CPC 18 / IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).

The Company does not expect significant impacts on the Company's financial statements resulting from these changes in standards.

5. Cash and Cash Equivalents

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Cash and bank accounts	173	163	222,641	231,372
Financial investments with immediate liquidity	199,704	625,889	2,455,816	3,241,473
	199,877	**626,052**	**2,678,457**	**3,472,845**

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus income net of income tax earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, have post-fixed interest rates between 94.0% and 102% of Interbank Deposit Certificate ("CDI").

6. Bonds and Securities

The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 3 to 55 months from the end of the financial year.

		Parent Company		Consolidated	
Category	Index	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Units in Funds (a)	CDI	93	91	353,454	284,852
Bank Deposit Certificates - CDB	96% to 101% of CDI	-	-	77,602	61,635
National Treasury Bills - LTN	10.92% p.a.	-	-	-	14,571
		93	91	431,056	361,058
	Current	93	91	93	16,121
	Noncurrent	-	-	430,963	344,937

Interbank Deposit Certificate - CDI
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES.

7. Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 12.31.2022	Total 12.31.2021
Customers					
Residential	312,468	172,243	28,385	513,096	858,070
Industrial	115,555	17,612	45,689	178,856	329,910
Commercial	194,959	41,274	24,027	260,260	442,902
Rural	78,099	20,194	3,352	101,645	151,459
Public Entities	36,506	2,200	401	39,107	58,532
Public lighting	28,140	188	-	28,328	55,943
Public service	37,698	952	643	39,293	62,350
Unbilled - captives	462,426	-	-	462,426	948,418
Energy installments plan - captives customers (7.1)	289,821	43,230	70,467	403,518	343,667
Low income subsidy - Eletrobras	28,342	-	-	28,342	17,712
Free consumers	202,525	2,396	3,710	208,631	174,495
Other receivables	64,835	24,866	24,489	114,190	157,526
Bonus for voluntary consumption reduction (7.4)	(2,754)	-	-	(2,754)	(134,890)
	1,848,620	**325,155**	**201,163**	**2,374,938**	**3,466,094**
Concessionaires, permission holder and trading companies					
Bilateral contracts	276,448	1,400	300	278,148	210,632
Regulated contracts	196,603	3,148	5,319	205,070	223,237
CCEE (7.2)	76,962	-	119,665	196,627	467,529
Energy suplies	**550,013**	**4,548**	**125,284**	**679,845**	**901,398**
Charges from using transmission grid	**508,242**	**8,499**	**13,518**	**530,259**	**362,070**
Gas distribution	**123,839**	**3,440**	**11,491**	**138,770**	**90,465**
(-) Expected credit losses (7.3)	**(21,001)**	**(19,893)**	**(231,049)**	**(271,943)**	**(304,601)**
	3,009,713	**321,749**	**120,407**	**3,451,869**	**4,515,426**
Current				**3,342,050**	**4,433,193**
Noncurrent				**109,819**	**82,233**

7.1 Energy installments plan – captive

The trade accounts receivable renegotiated are discounted to present value as of December 31, 2022, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate of 1.10% p.m. (1,16% p.m. on December 31, 2021).

7.2 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

Copel GeT filed an administrative request for the exclusion of liability at Aneel, which was denied, and subsequently, on December 18, 2017, it filed an ordinary lawsuit with a request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. Aneel filed an internal appeal against this decision and is awaiting judgment by the Federal Regional Court. The main action awaits its judgment on the merits since February 25, 2019.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3 Expected credit losses

Consolidated	Balance as of January 1, 2021	Additions / (Reversals)	Write offs	Reclassi-fication (a)	Balance as of December 31, 2021	Additions / (Reversals)	Write offs (b)	Balance as of December 31, 2022
Customers								
Residential	47,396	117,928	(115,056)	-	50,268	112,457	(100,199)	62,526
Industrial	88,866	20,413	(66,848)	-	42,431	(12,993)	3,398	32,836
Commercial	68,723	35,628	(46,057)	-	58,294	22,510	(48,764)	32,040
Rural	3,937	6,407	(7,384)	-	2,960	4,327	(3,460)	3,827
Public Entities	3,084	184	(2,887)	-	381	116	39	536
Public lighting	8	11	(8)	-	11	7	-	18
Public service	143	(16)	(154)	-	(27)	2,254	(277)	1,950
Unbilled - captives customers	1,589	885	-	-	2,474	(1,487)	-	987
Adjustment to present value	(650)	(854)	-	-	(1,504)	(1,146)	-	(2,650)
	213,096	**180,586**	**(238,394)**	-	**155,288**	**126,045**	**(149,263)**	**132,070**
Concessionaires, permission holder and trading companies								
CCEE (7.2)	119,665	-	-	-	119,665	-	-	119,665
Concessionaries and permission holder	20,533	1,224	(1,994)	-	19,763	(5,353)	(4,583)	9,827
	140,198	**1,224**	**(1,994)**	-	**139,428**	**(5,353)**	**(4,583)**	**129,492**
Telecommunications	-	**3,042**	**(3,153)**	**111**	-	-	-	-
Gas distribution	**12,257**	**(2,611)**	**239**	-	**9,885**	**1,064**	**(568)**	**10,381**
	365,551	**182,241**	**(243,302)**	**111**	**304,601**	**121,756**	**(154,414)**	**271,943**

(a) Reclassification to Assets classified as held for sale (Note 39).
(b) Net losses from recovered invoice balances.

7.4 Incentive program for the voluntary reduction of electricity consumption

Bonus granted to consumers eligible for the Incentive Program for the Voluntary Reduction of Electric Energy Consumption, as part of government actions to combat the 2021 water crisis, corresponding to the total energy saved between September and December 2021. The Company recorded, on December 31, 2021, a credit of R$134,890 referring to the amount to be returned to customers, in exchange for a credit receivable from CCEE (Note 11). On December 31, 2022, there is still R$2,754 to be returned to consumers and R$2,917 to be reimbursed by CCEE.

8. Net Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities comprise the differences calculated between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance to be received by the distributor or to be refunded to consumers. The current balance consists of amounts approved by Aneel in the 2022 tariff adjustment and amounts that will be ratified in the next tariff events.

Consolidated	Balance as of December 31, 2021	Operating revenues		Financial results	Tariff flags	Statement of Financial Position	Balance as of December 31, 2022
		Constitution	Amortization	Updating		Constitution	
Portion A							
Electricity purchased for resale - Itaipu	1,286,966	344,732	(914,566)	102,517	-	-	819,649
Electricity purchased for resale - CVA Energ	(475,842)	(540,360)	429,160	(36,149)	41,132	-	(582,059)
Transport of energy using the transmission system - basic grid	180,521	213,107	(152,329)	12,467	-	-	253,766
Transport of energy purchased from Itaipu	14,018	8,125	(11,823)	386	-	-	10,706
ESS	531,280	417,465	(324,194)	46,467	(443,689)	-	227,329
CDE	(18,786)	392,608	(201,781)	28,452	-	-	200,493
Proinfa	10,501	77,631	(53,235)	7,181	-	-	42,078
Other financial components							
Refunds of Pis and Cofins (8.2)	(337,350)	-	1,164,877	-	-	(1,593,100)	(765,573)
Neutrality	81,177	94,338	(81,461)	4,544	-	-	98,598
Offset of bilateral contracts under CCEAR	(184)	(239)	385	(148)	-	-	(186)
Hydrological risk	(604,152)	(463,625)	570,582	(27,611)	-	-	(524,806)
Tariff refunds	(198,997)	(66,898)	101,685	(11,250)	-	-	(175,460)
Overcontracting	(78,596)	522,321	53,319	15,420	(76,140)	-	436,324
Italpu Bonus	(26,451)	46,915	(6,240)	(4,568)	-	(4,713)	4,943
Water shortage account (8.1)	-	-	76,949	(2,293)	-	(145,844)	(71,188)
CDE Eletrobras (8.2)	-	165,214	-	(13,803)	-	(335,511)	(184,100)
Other	110,196	86,068	(100,867)	13,933	-	(1,701)	107,629
	474,301	**1,297,402**	**550,461**	**135,545**	**(478,697)**	**(2,080,869)**	**(101,857)**
Current assets	**383,740**						**190,699**
Noncurrent assets	**383,740**						**190,699**
Current liabilities	**(139,770)**						**(433,914)**
Noncurrent liabilities	**(153,409)**						**(49,341)**

Consolidated	Balance as of December 31, 2020	Operating revenues		Financial results	Rate flags	Statement of Financial Position	Balance as of December 31, 2021
		Constitution	Amortization	Updating		Constitution	
Portion A							
Electricity purchased for resale - Itaipu	463,176	1,133,849	(348,804)	38,745	-	-	1,286,966
Electricity purchased for resale - CVA Energ	(100,053)	640,205	128,545	(1,303)	(1,143,236)	-	(475,842)
Transport of energy using the transmission system - basic grid	176,877	164,203	(170,538)	9,979	-	-	180,521
Transport of energy purchased from Itaipu	19,746	10,933	(17,746)	1,085	-	-	14,018
ESS	19,131	728,954	(23,429)	2,374	(195,750)	-	531,280
CDE	(1,872)	22,765	(41,260)	1,581	-	-	(18,786)
Proinfa	(145)	22,155	(11,812)	303	-	-	10,501
Other financial components							
Refunds of Pis and Cofins	-	-	364,650	-	-	(702,000)	(337,350)
Neutrality	77,265	60,608	(57,925)	1,229	-	-	81,177
Offset of energy surplus/deficit under CCEAR bilateral contracts	36,395	(383)	(36,196)	-	-	-	(184)
Hydrological risk	(474,111)	(562,663)	443,644	(11,022)	-	-	(604,152)
Tariff refunds	(193,669)	(97,684)	100,956	(8,600)	-	-	(198,997)
Overcontracting	130,677	(99,743)	(23,230)	(2,220)	(84,080)	-	(78,596)
Itaipu Bonus	-	60,065	-	220	-	(86,736)	(26,451)
Others	4,804	89,875	22,330	(213)	-	(6,600)	110,196
	158,221	**2,173,139**	**329,185**	**32,158**	**(1,423,066)**	**(795,336)**	**474,301**
Current assets	**173,465**						**383,740**
Noncurrent assets	**173,465**						**383,740**
Current liabilities	**(188,709)**						**(139,770)**
Noncurrent liabilities	**-**						**(153,409)**

8.1 Water shortage account

In view of the 2021 water shortage, one of the government measures designed to mitigate the financial impacts on the electricity sector was the contracting of a financial transaction to cover additional costs temporarily assumed by distributors in the period (Decree No. 10939/2022). The funds were allocated to the Water shortage account (Aneel's Regulatory Resolution No. 1008/2022). On May 9, 2022, Copel DIS received R$145,844, recognized as a financial component in the annual tariff adjustment process, with the amount monetary restated by the Selic rate. The amount will be passed on to consumers through monthly installments approved by Aneel and collected into the CDE Water shortage account as of the next tariff adjustment process, to be carried out in June 2023, over a four-year period (Note 30.3.1).

8.2 Annual tariff adjustment

In Copel DIS's annual tariff adjustment process (Note 30.4), R$1,593,100 were considered for tariff reduction (R$702,000 in 2021), resulting from a lawsuit filed by the Company regarding State VAT (ICMS) exclusion from Contribution tax on gross revenue for social integration program (PIS) and for social security financing (Cofins) tax bases (Note 12.2.1).

Also, in view of Centrais Elétricas Brasileiras S.A. - Eletrobrás privatization, it was determined that 50% of the added value arising from the grant bonus of Eletrobrás hydropower plants renewed service concession arrangements would be passed on to the affordable energy tariffs. The amount allocated to Copel DIS in the 2022 tariff adjustment process was R$335,511, which was received by the Company on July 29, 2022.

9. Accounts Receivables - Concessions

Consolidated	12.31.2022	12.31.2021
Power distribution service concession (9.1)	1,442,819	1,200,708
Piped gas distribution service concession (9.2)	-	233,026
Bonus from the grant of concession agreements under the quota system (9.3)	766,832	730,851
Generation concession agreements (9.4)	68,642	102,220
	2,278,293	**2,266,805**
Current	**8,603**	**5,121**
Noncurrent	**2,269,690**	**2,261,684**

9.1 Power distribution service concession

Balance as of January 1, 2021	**960,518**
Transfers from contract assets (Note 10.1)	125,492
Transfers to intangible assets (Note 17.1)	8,385
Transfers to other receivables (assets held for disposal)	(2,407)
Fair value recognition	108,733
Loss on disposal	(13)
Balance as of December 31, 2021	**1,200,708**
Transfers from contract assets (Note 10.1)	168,072
Transfers to other receivables (assets held for disposal)	(5,048)
Fair value recognition	79,169
Loss on disposal	(82)
Balance as of December 31, 2022	**1,442,819**

Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

9.2 Piped gas distribution service concession

Balance as of January 1, 2021	**189,416**
Transfers from contract assets (Note 10.2)	8,310
Transfers to intangible assets (Note 17.3)	1,398
Fair value recognition	33,909
Loss on disposal	(7)
Balance as of December 31, 2021	**233,026**
Transfers from intangible assets (Note 17.3)	(243,628)
Fair value recognition	10,772
Loss on disposal	(170)
Balance as of December 31, 2022	-

As a result of the renewal of the concession described in Note 2.1.1, the balance of these accounts receivable was fully transferred to intangible assets.

9.3 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2021	**671,204**
Transfers to electricity grid use charges - customers	(74,835)
Interest (Note 30.1)	134,482
Balance as of December 31, 2021	**730,851**
Transfers to electricity grid use charges - customers	(82,458)
Interest (Note 30.1)	118,439
Balance as of December 31, 2022	**766,832**

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Granting Authority, amounting to R$574,827, as per Aneel Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the unconditional right of Copel GeT to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

9.4 Power generation concessions agreements

Balance as of January 1, 2021	**81,202**
Remeasurement	18,414
Reversal of impairment	2,604
Balance as of December 31, 2021	**102,220**
Remuneration	1,934
Fair value adjustment	(35,512)
Balance as of December 31, 2022	**68,642**

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value.

On December 17, 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments, and on July 22, 2022, it filed the updated indemnifiable amount evaluation report. The Company awaits a statement from Aneel.

10. Contract assets

Consolidated	12.31.2022	12.31.2021
Power distribution service concession (10.1)	2,332,171	1,798,195
Piped gas distribution service concession (10.2)	30,032	29,815
Power transmission concession (10.3)	5,310,476	5,060,038
	7,672,679	6,888,048
Current	220,660	148,488
Noncurrent	7,452,019	6,739,560

10.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2021	**1,144,780**	**(29,819)**	**1,114,961**
Acquisitions	1,798,266	-	1,798,266
Customers contributions	-	(160,826)	(160,826)
Transfers to intangible assets (Note 17.1)	(943,905)	122,346	(821,559)
Transfers to accounts receivable - concessions (Note 9.1)	(140,120)	14,628	(125,492)
Loss on disposal	(7,155)	-	(7,155)
Balance as of December 31, 2021	**1,851,866**	**(53,671)**	**1,798,195**
Acquisitions	2,092,117	-	2,092,117
Customers contributions	-	(243,916)	(243,916)
Transfers to intangible assets (Note 17.1)	(1,332,118)	194,794	(1,137,324)
Transfers to accounts receivable - concessions (Note 9.1)	(197,912)	29,840	(168,072)
Loss on disposal	(8,829)	-	(8,829)
Balance as of December 31, 2022	**2,405,124**	**(72,953)**	**2,332,171**

Balance composed of works in progress mainly related to the construction and expansion of substations, distribution lines and networks and measuring equipment, measured at historical cost, net of special liabilities. As these works are concluded, the amounts are transferred to Accounts receivable related to the concessions and Intangible assets, according to the form of remuneration. During the construction phase, loans, financing and debentures costs are capitalized. In 2022, these costs totaled R$17,903, at an average rate of 0.38% p.a. (R$12,785, at an average rate of 0.38% p.a., in 2021).

10.2 Piped gas distribution service concession contract

Balance as of January 1, 2021	**27,254**
Acquisitions	14,269
Transfers to intangible assets (Note 17.3)	(3,398)
Transfers to accounts receivable - concessions (Note 9.2)	(8,310)
Balance as of December 31, 2021	**29,815**
Acquisitions	13,955
Transfers to intangible assets (Note 17.3)	(13,738)
Balance as of December 31, 2022	**30,032**

10.3 Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2021	**3,007,234**	**1,343,348**	**4,350,582**
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(315,358)	(250,520)	(565,878)
Transfers to property, plant and equipment	(1,483)	-	(1,483)
Transfers from litigations	3,376	-	3,376
Remuneration	621,366	242,872	864,238
Construction revenue	187,733	-	187,733
Construction income	3,097	-	3,097
Loss from inefficiency (10.3.1)	125,699	91,952	217,651
Balance as of December 31, 2021	**3,632,386**	**1,427,652**	**5,060,038**
Realization of gains/losses in business combinations	721	-	721
Transfers to electricity grid use charges - customers	(389,939)	(213,378)	(603,317)
Transfers to property, plant and equipment	(3,822)	-	(3,822)
Transfers from litigations	(1,558)	-	(1,558)
Remuneration	509,722	201,926	711,648
Construction revenue	89,166	-	89,166
Construction income	1,458	-	1,458
Gain from efficiency (10.3.1)	56,142	-	56,142
Balance as of December 31, 2022	**3,894,276**	**1,416,200**	**5,310,476**

In June 2022, Technical Note No. 85/2022 was issued by the Superintendence of Tariffs of Aneel, which deals with the analysis of requests for reconsideration of the payment of the financial component and reprofiling of the RBSE Asset, with a monocratic decision (Order No. 1,762/22) deliberated by an Aneel director on the referred topic. This decision was suspended by the collegiate and the terms of the mentioned Technical Note will be discussed by the Aneel Board of Directors in a meeting with no scheduled date yet, so that assumptions, methodologies and calculations considered so far, approved by means of Aneel Resolution No. 2,847 of April 22, 2021, are effective and remain appropriate.

10.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed. On June 21, 2022, Aneel approved the 2nd tariff review of the Costa Oeste and Marumbi contracts, resulting in a gain of R$30,654 (in 2021, the gains refer mainly to the reprofiling of RBSE assets and the tariff review of some Copel GeT contracts).

10.3.2 Assumptions adopted for the calculation of contract assets

	12.31.2022		12.31.2021	
	Concession assets	RBSE assets	Concession assets	RBSE assets
Construction margin	1.65%	N/A	1.65%	N/A
Operating and maintenance margin	1.65%	N/A	1.65%	N/A
Remuneration rate (a)	9.58% p.a.	9.45% p.a.	9.56% p.a.	9.54% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA (b)	IPCA
Annual RAP, according to Ratifying Resolution	523,713	242,836	456,499	192,288

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

11. Other Receivables

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Fair value in the purchase and sale of power (Note 34.2.12)	-	-	1,081,758	855,775
Services in progress (a)	-	7,658	369,916	319,179
CDE Transfer (11.2)	-	-	83,649	68,999
Credits on purchases of gas (11.1)	-	-	45,673	73,229
Reimbursement of coal consumption values by CDE	-	-	58,367	33,107
Disposals and decommissioning in progress	7	-	39,768	42,509
Credits - gas concession (11.3)	-	-	32,825	-
Advance payments to employees	536	645	20,768	20,141
Contractual advances to suppliers	-	-	12,709	15,528
Bonus for voluntary consumption reduction (Note 7.4)	-	-	2,917	134,892
Employees transferred compensation to be recovered	305	419	1,261	1,316
Other receivables	147	86	79,221	101,747
	995	**8,808**	**1,828,832**	**1,666,422**
Current	**977**	**1,150**	**897,380**	**749,816**
Noncurrent	**18**	**7,658**	**931,452**	**916,606**

(a) Refers, most of which, to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

11.1 Credits on purchases of gas - Compagas

It refers to the acquisition of contracted and guaranteed gas volumes, higher than those effectively withdrawn and used, for which the contract provides for future compensation. Compagas has the right to use and offset this gas within one year after the expiration of the contract. According to the contractual provisions and consumption perspectives, Compagas estimates to fully compensate the contracted volumes up to 2023. The contracts with Petrobras foresee the right to assign this asset. The Company reviewed the estimated recoverable value of the ship or pay credit to be offset and recorded impairment, as shown in note 31.4.

11.2 CDE Transfer

Values of the Energy Development Account - CDE to cover tariff discounts on tariffs, defined in Law No. 10,438/2002 and Decree No. 7,891/2013. The values are stipulated in the Annual Tariff Adjustment/Revision and, monthly, the Company estimates the differences to be compensated in the next tariff adjustment.

11.3 Credits - gas concession

Compagas credits recorded to neutralize the economic impacts on the Company's results due to gas price differences and/or difference in margin between the prices contained in the supply tariffs applied to consumers and those billed by suppliers to the concessionaire. The recovery of these values is determined by the Regulatory Agency of Paraná - Agepar, in the process of revising and updating the tariff.

12. Taxes

12.1 Deferred income tax and social contribution

Parent Company	Balance as of January 1, 2021	Recognized from continuing operations	Recognized from discontinued operations	Recognized comprehensive income	Balance as of December 31, 2021	Recognized in income	Recognized comprehensive income	Balance as of December 31, 2022
Noncurrent assets								
Tax losses and negative tax basis	132,354	15,651	(148,005)	-	-	16,271	-	16,271
Provisions for legal claims	111,193	8,241	-	-	119,434	154,080	-	273,514
Expected credit losses	49,443	-	-	-	49,443	-	-	49,443
Post-employment benefits	3,449	252	-	1,107	4,808	463	3,854	9,125
Amortization - concession	4,470	381	-	-	4,851	381	-	5,232
Voluntary retirement program	-	5,140	-	-	5,140	(4,594)	-	546
Others	7,975	561	-	-	8,536	(64)	-	8,472
	308,884	**30,226**	**(148,005)**	**1,107**	**192,212**	**166,537**	**3,854**	**382,603**
(-) Noncurrent liabilities								
Escrow deposits monetary variation	21,620	1,369	-	-	22,989	878	-	23,867
Financial instruments	3,759	(816)	-	-	2,943	1,916	-	4,859
Transaction cost on loans and financing/debentures	1,373	(577)	-	-	796	(796)	-	-
	26,762	**(24)**	-	-	**26,728**	**1,998**	-	**28,726**
Net	**282,132**	**30,250**	**(148,005)**	**1,107**	**166,484**	**164,539**	**3,854**	**333,877**

Consolidated	Balance as of January 1, 2021	Recognized in income	Others (a)	Reclassi-fication (a)	Recognized comprehensive income	Balance as of December 31, 2021	Recognized in income	Other (b)	Recognized comprehensive income	Balance as of December 31, 2022
Noncurrent assets										
Provision for allocation of PIS and Cofins credits						-	629,427	-	-	629,427
Provisions for legal claims	499,375	7,291	-	(2,205)	-	504,461	132,175	-	-	636,636
Post-employment benefits	507,032	(766)	-	16,875	(93,881)	429,260	22,724	-	(88,548)	363,436
Impairment of assets	310,606	(6,456)	-	(1,753)	-	302,397	(17,486)	-	-	284,911
Tax losses and negative tax basis	215,389	54,416	(148,005)	1,210	-	123,010	73,260	-	-	196,270
Research and development and energy efficiency programs	152,498	(13,649)	-	-	-	138,849	(11,766)	-	-	127,083
Expected credit losses	123,182	(21,476)	-	(2,994)	-	98,712	(11,412)	-	-	87,300
Social security contributions - injunction on judicial deposit	70,992	3,673	-	78	-	74,743	7,516	-	-	82,259
Amortization - concession	47,209	5,220	-	-	-	52,429	5,220	-	-	57,649
Provisions for performance and profit sharing	160,459	(45,866)	-	-	-	114,593	(100,957)	-	-	13,636
Concession contracts	21,061	(1,292)	-	-	-	19,769	(1,067)	-	-	18,702
Voluntary retirement program	10,815	13,493	-	-	-	24,308	(22,551)	-	-	1,757
Others	149,662	1,457	1,062	5,905	-	158,086	23,792	-	-	181,878
	2,268,280	**(3,955)**	**(146,943)**	**17,116**	**(93,881)**	**2,040,617**	**728,875**	-	**(88,548)**	**2,680,944**
(-) Noncurrent liabilities										
Concession contracts	900,505	808,372	94,221	-	-	1,803,098	52,617	8,155	-	1,863,870
Deemed cost of property, plant and equipment	350,491	(23,994)	-	-	-	326,497	(18,810)	-	-	307,687
Accelerated depreciation	75,955	26,369	-	-	-	102,324	25,832	-	-	128,156
Derivative financial instruments	117,682	(12,178)	-	-	-	105,504	11,134	-	-	116,638
Escrow deposits monetary variation	61,727	3,392	-	-	-	65,119	7,708	-	-	72,827
Transaction cost on loans and financing and debentures	23,203	4,833	-	-	-	28,036	2,280	-	-	30,316
Others	31,951	(20,343)	-	-	-	11,608	19,725	-	3,500	34,833
	1,561,514	**786,451**	**94,221**	-	-	**2,442,186**	**100,486**	**8,155**	**3,500**	**2,554,327**
Net	**706,766**	**(790,406)**	**(241,164)**	**17,116**	**(93,881)**	**(401,569)**	**628,389**	**(8,155)**	**(92,048)**	**126,617**
Assets presented in the Statement of Financial Position	1,011,866					963,259				1,644,299
Liabilities presented in the Statement of Financial Position	(293,668)					(1,364,828)				(1,517,682)

(a) Effects of the business combination and discontinued operation detailed in the Financial Statements as of December 2021.
(b) Effects of the business combination (Note 1.1.1).

12.1.1 Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, also based on projections of future results. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on March 21, 2022.

The criteria used for the realization of each item are related to the predictability of realization of the main value that gave rise to the temporary difference. When the expectation of realization of the item is difficult to predict, mainly because it is not under the control of the Company, such as provisions for litigation, the Company adopts history of realization to project its future realization. The realization of the amounts of income tax and social contribution losses follow the potential compensation considering future profits and the limit defined by the legislation.

Following are the items that were the basis for the setup of the main credits, as well as their form of realization:

- Provision for allocation of PIS and Cofins credits: will be carried out as the amounts are passed on in the tariff review and readjustment processes approved by the regulatory body, if any, or by the reversal of the respective provision;
- Provisions for post-employment benefits: realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;
- Provisions for legal claims: realized according to court decisions or by the reversal when the possible risk of the shares is reviewed;
- Impairment of assets: realized through the amortization and/or depreciation of the impaired asset;
- Deemed cost: realized through the amortization and/or depreciation of the valued asset;
- Amounts related to the concession agreement: realized over the term of the agreement;
- Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income;
- Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

	Parent Company		Consolidated	
	Assets	Liabilities	Assets	Liabilities
2023	35,842	(955)	360,933	(232,236)
2024	17,689	(955)	417,270	(282,299)
2025	17,688	(955)	486,215	(228,450)
2026	17,688	(955)	128,402	(227,274)
2027	17,687	(955)	102,221	(178,671)
2028 to 2030	52,346	(2,864)	234,464	(454,087)
after 2031	203,663	(21,089)	951,439	(951,310)
	362,603	**(28,726)**	**2,680,944**	**(2,554,327)**

12.1.2 Unrecognized tax credits

As of December 31, 2022, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$197,540 (R$68,826, as of December 31, 2021) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

12.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Current assets				
Recoverable ICMS (VAT)	-	-	128,288	111,101
Recoverable PIS/Pasep and Cofins taxes (a)	-	-	1,110,659	1,396,645
Other recoverable taxes	-	-	747	1,118
	-	-	**1,239,694**	**1,508,864**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	171,374	141,951
Recoverable PIS/Pasep and Cofins taxes (a)	39,810	38,659	2,421,176	2,967,756
Other recoverable taxes	-	-	34,743	33,839
	39,810	**38,659**	**2,627,293**	**3,143,546**
Current liabilities				
ICMS (VAT) payable (Note 12.2.3)	-	-	149,506	290,627
ICMS installment payment (Note 12.2.4)	-	-	10,437	-
PIS/Pasep and Cofins payable	28,297	34,726	70,423	42,340
IRRF on interest on capital	-	-	11,372	33,592
Special Tax Regularization Program - Pert	-	-	57,046	52,168
Other taxes	393	230	4,822	22,206
	28,690	**34,956**	**303,606**	**440,933**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	3,676	3,260	242,248	220,108
ICMS installment payment (Note 12.2.4)	-	-	37,883	-
Special Tax Regularization Program - Pert	-	-	347,029	369,526
Other taxes	-	-	6,331	5,176
	3,676	**3,260**	**633,491**	**594,810**

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Notes 12.2.1 and 12.2.2)

12.2.1 Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for a writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base on June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision.

Based on this favorable decision, Copel DIS recognized the tax credit updated in assets, which has been recovered through offsetting with taxes payable since June 2021, from the qualification of the credit originating from Cofins with the Brazilian Federal Revenue Service. The credit originating from PIS was qualified by the Brazilian Federal Revenue Service on August 25, 2022 and is ready to be used through offsetting.

On May 13, 2021, the Federal Supreme Court concluded the judgment of the motions for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting the following terms: (i) relating to ICMS excluded from the PIS and Cofins calculation basis, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment was delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of Copel DIS, maintaining the treatment and amounts recorded.

The following table shows the movement of the asset until December 31, 2022:

Balance as of January 1, 2021		**5,655,754**
Monetary variation		125,483
Offsetting with taxes payable		(1,425,972)
Balance as of December 31, 2021		**4,355,265**
Monetary variation		294,952
Offsetting with taxes payable		(1,165,601)
Balance as of December 31, 2022		**3,484,616**
	Current	**1,236,618**
	Noncurrent	**2,247,998**

The asset balance will continue to be offset against future federal tax debts.

a) Liabilities to be refunded to consumers

The Company recorded a liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.

On February 09, 2021, Aneel opened Public Consultation No. 05/2021 aimed at discussing how to return tax credits to consumers, proposing that the amounts to be returned for each tariff cycle (credits with the Brazilian Federal Revenue Office, added to any judicial deposits already received by the concessionaire/permissionaire) are deducted from the electricity bill, through apportionment by the set of consumers.

Additionally, Aneel Order No. 361/2021 established that in exceptional situations, in which there is a possibility of a significant tariff increase, part of the PIS and Cofins credits may be used in advance of the conclusion of the public consultation, limited to 20% of the total involved in lawsuits filed by distributors.

In the tariff adjustment of June 24, 2022, the total of R$1,593,100 was considered as a financial item, so this balance was transferred to the sectorial financial liabilities account, as shown in the following table:

Balance as of January 1, 2021		**3,927,824**
Monetary variation		100,971
(-) Transfer to sectorial financial liabilities (Note 8)		(702,000)
Balance as of December 31, 2021		**3,326,795**
Monetary variation		261,463
(-) Transfer to sectorial financial liabilities (Note 8)		(1,593,100)
Balance as of December 31, 2022		**1,995,158**
	Current	550,527
	Noncurrent	1,444,631

The balance of the liability will be refunded to the consumer as the tax credits in the asset are offset.

b) Provision for allocation of PIS and Cofins credits

On June 27, 2022, Federal Law No. 14,385 was enacted, which defines the allocation of mandatory tax amounts collected in excess by the providers of the public electricity distribution service, due to the recognition by the judiciary that ICMS should be excluded from the PIS and Cofins calculation basis.

As detailed earlier in this note, Copel DIS has recognized the right to exclude the full amount of ICMS from the PIS and Cofins calculation basis and has already transferred part of these amounts to consumers, through reductions in the tariff adjustments approved by Aneel.

In this context, despite the lack of regulation of this Law, based on the review of the risk assessment carried out by Management, Copel DIS decided to recognize an additional provision, with no immediate cash effect, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit.

The Management of Copel DIS understands that the refund to consumers is limited to the tax credit amounts of the last 10 years from the date of the final and unappealable decision and, therefore, is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

On December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - ADI with the Federal Supreme Court - STF, questioning Law No. 14,385/2022, which has not yet been judged. The Company awaits the unfolding of the ADI.

The table below shows the changes in the provision until December 31, 2022:

Balance as of January 1, 2022	-
Provision for allocation of PIS and Cofins credits	810,563
Monetary variation	1,011,370
Balance as of June 30, 2022	**1,821,933**
Monetary variation	29,324
Balance as of December 31, 2022	**1,851,257**

Any allocation of this provision will occur only after the asset's tax credits are offset.

12.2.2 PIS and Cofins credit on ICMS - Compagas

Balance arising from the final and unappealable decision of the lawsuit in which Compagas discussed the exclusion of ICMS from the PIS and Cofins calculation basis. In view of the favorable decision, Compagas recorded assets of R$107,453 in September 2019. Most of these credits have already been recovered and the restated balance on 12.31.2022 is R$28,505 (R$75,192 on December 31, 2021) with achievement expectation in 2023.

12.2.3 ICMS on electricity operations

Supplementary Law No. 194/2022 was published on June 23, 2022, prohibiting that ICMS rates be set on electricity transactions at a level higher than on general transactions, considering the essentiality of related goods and services. Furthermore, it set forth that ICMS is not levied on transmission and distribution services and sector charges related to electric energy transactions. In compliance with the law, and after issue of state tax authorities' opinions, the Company implemented the necessary changes in September 2022 to comply with the legislation. However, on February 9, 2023, the Brazilian Supreme Court - STF granted States, in a preliminary decision, in the records of Direct Action of Unconstitutionality - ADI 7195, suspension of the article that excluded such items from the taxed portion of the electricity bill. Considering this decision, the Company resumed ICMS taxation on said services and sector charges. On March 3, 2023, the preliminary injunction was approved by the Plenary of the STF.

12.2.4 Incentive installment payment program for ICMS tax credits in the State of Paraná

On September 27, 2022, the Company adhered to the installment payment program for previously recognized ICMS, established by the State of Paraná through State Law No. 20946/2021, regulated by State Decree No. 10766/2022, wherein R$92,249 debts were entered in its report of tax position, updated until September 2022 with fine, interest and monetary restatement. By adhering to said program, the Company reduced R$41,696 in charges, with a consolidated balance of R$50,553 at the adhesion date, to be paid in 60 monthly installments until September 2027, according to the mentioned program regulation. The Company has been paying the monthly installments on a regular basis, restated by the Selic rate.

12.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

The income tax and social contribution credits to be recovered presented in the balance sheet of December 31, 2022, in the amount of R$482,887, refer mainly to the calculation of negative balances that will be offset against federal taxes payable.

The table below demonstrates the reconciliation of IRPJ and CSLL recorded in income for the year:

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Income before IRPJ and CSLL	947,468	3,669,306	950,199	5,118,677
(-) Equity in income	(460,475)	(3,289,296)	(478,576)	(366,315)
	486,993	380,010	471,623	4,752,362
IRPJ and CSLL (34%)	(165,578)	(129,203)	(160,352)	(1,615,803)
Tax effects on:				
Interest on equity (JSCP)	329,800	223,380	335,697	226,928
Dividends	250	437	250	437
Non deductible expenses	(41)	(4,298)	(26,221)	(25,336)
Tax incentives	-	7,556	13,767	43,720
Unrecognized tax loss and negative basis of CSLL	-	-	(128,661)	(29,002)
Setting up and/or offset of income tax and social contribution	-	-	-	-
losses of prior years	-	-	-	85,723
Difference between tax bases of deemed profit and taxable profit	-	-	35,677	49,638
Effect of non taxable monetary variation (Selic) on undue tax payments	-	-	100,282	-
Others	108	19	28,683	4,063
Current IRPJ and CSLL	-	67,641	(429,267)	(469,226)
Deferred IRPJ and CSLL	164,539	30,250	628,389	(790,406)
Effective rate - %	-33.8%	-25.8%	-42.2%	26.5%

13. Prepaid Expenses

Consolidated		12.31.2022	12.31.2021
Program for incentive to alternative energy sources - Proinfa		30,538	35,837
Insurance premiums		20,919	17,692
Others		8,629	147
		60,086	53,676
	Current	60,076	53,649
	Noncurrent	10	27

14. Judicial deposits

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Taxes claims (14.1)	135,105	127,797	444,134	405,739
Labor claims	410	495	125,862	106,376
Civil claims				
Civil claims	-	-	39,597	53,438
Easements	-	-	14,726	18,407
Customers	-	-	4,862	3,867
	-	-	59,185	75,712
Others	3,232	3,227	3,277	3,304
	138,747	131,519	632,458	591,131

14.1 Tax judicial deposits

Of the Consolidated balance on December 31, 2022, R$241,681 (R$218,143 on December 31, 2021) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations (Note 12.2).

15. Investments

15.1 Changes in investments

Parent Company	Balance as of January 1, 2022	Equity (a)	Equity valuation adjustments	Investment/ AFAC	Amorti- zation	Dividends and JSCP	Balance as of December 31, 2022
Subsidiaries							
Copel GeT	12,662,224	1,704,055	58,217	-	-	(1,634,426)	12,790,070
Copel DIS	7,558,556	(229,774)	119,753	-	-	(838,261)	6,610,274
Copel SER	-	(22,774)	31,409	-	-	-	8,635
Copel Energia	389,863	108,375	(98)	-	-	(79,360)	418,780
UEG Araucária (15.2)	109,737	(54,302)	(21)	-	-	-	55,414
Compagás (15.2)	259,031	91,393	731	-	-	(67,020)	284,135
Elejor (15.2)	-	(4,757)	4,757	-	-	-	-
Elejor - concession rights	10,744	-	-	-	(754)	-	9,990
	20,990,155	**1,592,216**	**214,748**	**-**	**(754)**	**(2,619,067)**	**20,177,298**
Joint Ventures							
Voltalia São Miguel do Gostoso I (15.3)	108,990	2,157	-	4,829	-	-	115,976
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	-	(367)	-	8,937
Solar Paraná	7,035	170	-	-	-	(49)	7,156
	125,329	**2,327**	**-**	**4,829**	**(367)**	**(49)**	**132,069**
Associates							
Dona Francisca Energética (15.4)	27,057	5,648	-	-	-	(4,662)	28,043
Other	1,937	(3)	-	-	-	-	1,934
	28,994	**5,645**	**-**	**-**	**-**	**(4,662)**	**29,977**
	21,144,478	**1,600,188**	**214,748**	**4,829**	**(1,121)**	**(2,623,778)**	**20,339,344**

(a) Adjusted equity, resulting from Subsidiaries' capital deficiency

Parent Company	Balance as of January 1, 2021	Equity	Equity valuation adjustments	Investment/ AFAC	Capital/ AFAC decrease	Amorti- zation	Dividends and JSCP	Disposal Copel Telecom	Balance as of December 31, 2021
Subsidiaries									
Copel GeT	10,732,734	2,687,906	40,967	477,534	-	-	(1,276,917)	-	12,662,224
Copel DIS	7,212,915	857,882	109,949	17,761	-	-	(639,951)	-	7,558,556
Copel TEL	757,799	36,697	32,759	-	(54,330)	-	-	(772,925)	-
Copel TEL - Reclassification (a)	(758,742)	-	-	-	-	-	-	758,742	-
Copel SER	29,386	22,473	(29,496)	5,637	(28,000)	-	-	-	-
Copel Energia	356,922	53,725	422	2,170	-	-	(23,376)	-	389,863
UEG Araucária (15.2)	48,355	68,631	-	-	-	-	(7,249)	-	109,737
Compagás (15.2)	252,481	50,791	150	-	-	-	(44,391)	-	259,031
Elejor (15.2)	9,443	(9,443)	-	-	-	-	-	-	-
Elejor - concession rights	11,499	-	-	-	-	(755)	-	-	10,744
	18,652,792	**3,768,662**	**154,751**	**503,102**	**(82,330)**	**(755)**	**(1,991,884)**	**(14,183)**	**20,990,155**
Joint Ventures								-	-
Voltalia São Miguel do Gostoso I (15.3)	107,721	1,269	-	-	-	-	-	-	108,990
Voltalia São Miguel do Gostoso - authorization rights	9,671	-	-	-	-	(367)	-	-	9,304
Solar Paraná	6,831	104		100	-	-	-	-	7,035
	124,223	**1,373**	**-**	**100**	**-**	**(367)**	**-**	**-**	**125,329**
Associates									
Dona Francisca Energética (15.4)	28,147	8,574	-	-	-	-	(9,664)	-	27,057
Other	1,940	(3)	-	-	-	-	-	-	1,937
	30,087	**8,571**	**-**	**-**	**-**	**-**	**(9,664)**	**-**	**28,994**
	18,807,102	**3,778,606**	**154,751**	**503,202**	**(82,330)**	**(1,122)**	**(2,001,548)**	**(14,183)**	**21,144,478**

(a) Reclassification to Assets classified as held for sale (Note 39).

Consolidated	Balance as of January 1, 2022	Equity	Investment/ AFAC	Capital decrease	Amorti-zation	Dividends and JSCP	Other (a)	Balance as of December 31, 2022
Joint Ventures (15.3)								
Voltalia São Miguel do Gostoso I	108,990	2,157	4,829	-	-	-	-	115,976
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	-	(367)	-	-	8,937
Caiuá	106,977	23,806	-	-	-	(5,486)	-	125,297
Integração Maranhense	166,563	32,824	-	-	-	(6,885)	-	192,502
Matrinchã	811,771	162,298	-	-	-	(42,541)	-	931,528
Guaraciaba	407,615	82,251	-	-	-	(22,767)	-	467,099
Paranaíba	226,923	47,623	-	-	-	(10,567)	-	263,979
Mata de Santa Genebra	710,989	56,140	-	(61,536)	-	(13,333)	-	692,260
Cantareira	437,330	45,293	-	-	-	(9,254)	-	473,369
Solar Paraná	7,035	170	-	-	-	(49)	-	7,156
	2,993,497	**452,562**	**4,829**	**(61,536)**	**(367)**	**(110,882)**	**-**	**3,278,103**
Associates								
Dona Francisca Energética (15.4)	27,057	5,648	-	-	-	(4,662)	-	28,043
Foz do Chopim Energética (15.4)	19,102	20,370	-	-	-	(22,356)	-	17,116
Other	1,937	(3)	-	-	-	-	-	1,934
	48,096	**26,015**	**-**	**-**	**-**	**(27,018)**	**-**	**47,093**
Investment property	**541**	**-**	**-**	**-**	**(4)**	**-**	**(2)**	**535**
	3,042,134	**478,577**	**4,829**	**(61,536)**	**(371)**	**(137,900)**	**(2)**	**3,325,731**

(a) Transfer of assets destined for disposal.

Consolidated	Balance as of January 1, 2021	Equity	Investment/ AFAC	Amorti-zation	Dividends and JSCP	Other (a)	Balance as of December 31, 2021
Joint Ventures (17.3)							
Voltalia São Miguel do Gostoso I	107,721	1,269	-	-	-	-	108,990
Voltalia São Miguel do Gostoso - authorization rights	9,671	-	-	(367)	-	-	9,304
Caiuá	95,362	13,765	-	-	(2,150)	-	106,977
Integração Maranhense	148,581	20,255	-	-	(2,273)	-	166,563
Matrinchã	734,503	96,614	-	-	(19,346)	-	811,771
Guaraciaba	361,170	57,363	-	-	(10,918)	-	407,615
Paranaíba	203,681	35,112	-	-	(11,870)	-	226,923
Mata de Santa Genebra	661,430	63,173	-	-	(13,614)	-	710,989
Cantareira	359,686	53,492	30,870	-	(6,718)	-	437,330
Solar Paraná	6,831	104	100	-	-	-	7,035
	2,688,636	**341,147**	**30,970**	**(367)**	**(66,889)**	**-**	**2,993,497**
Associates							
Dona Francisca Energética (15.4)	28,147	8,574	-	-	(9,664)	-	27,057
Foz do Chopim Energética (15.4)	9,986	16,596	-	-	(7,480)	-	19,102
Other	1,940	(3)	-	-	-	-	1,937
	40,073	**25,167**	**-**	**-**	**(17,144)**	**-**	**48,096**
Investment property	**808**	**-**	**-**	**(5)**	**-**	**(262)**	**541**
	2,729,517	**366,314**	**30,970**	**(372)**	**(84,033)**	**(262)**	**3,042,134**

(a) Transfer of assets destined for disposal.
AFAC - Advance for future capital increase
JSCP - Interest on capital

15.2 Subsidiaries with non-controlling interests

15.2.1 Summarized financial information

	Compagás		Elejor		UEG Araucária	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
ASSETS	**1,083,713**	**827,901**	**848,198**	**813,670**	**334,418**	**776,201**
Current assets	282,714	355,500	224,833	166,890	97,586	515,430
Noncurrent assets	800,999	472,401	623,365	646,780	236,832	260,771
LIABILITIES	**1,083,713**	**827,901**	**848,198**	**813,670**	**334,418**	**776,201**
Current liabilities	419,277	220,216	111,142	107,772	45,115	221,853
Noncurrent liabilities	107,306	99,784	771,897	746,843	16,322	13,771
Equity	557,130	507,901	(34,841)	(40,945)	272,981	540,577
STATEMENT OF INCOME						
Net operating revenue	1,297,034	783,277	194,287	171,263	98,508	2,250,577
Operating costs and expenses	(1,076,181)	(654,643)	(86,033)	(86,871)	(365,522)	(1,879,198)
Financial results	28,440	9,817	(113,102)	(171,888)	11,407	8,952
Income tax and social contribution	(70,092)	(38,860)	4,158	33,061	(11,885)	(42,248)
Net income (loss)	**179,201**	**99,591**	**(690)**	**(54,435)**	**(267,492)**	**338,083**
Other comprehensive income	1,433	294	6,795	-	(103)	-
Total comprehensive income	**180,634**	**99,885**	**6,105**	**(54,435)**	**(267,595)**	**338,083**
STATEMENTS OF CASH FLOWS						
Cash flows from operating activities	280,480	178,800	45,249	127,510	(94,401)	312,676
Cash flows from investing activities	(427,175)	(14,273)	(7,364)	(31,095)	(139,033)	(14,579)
Cash flows from financing activities	(2,887)	(64,545)	-	-	(147)	(64,331)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**(149,582)**	**99,982**	**37,885**	**96,415**	**(233,581)**	**233,766**
Cash and cash equivalents at the beginning of the year	210,641	110,659	148,031	51,616	298,572	64,806
Cash and cash equivalents at the end of the year	61,059	210,641	185,916	148,031	64,991	298,572
CHANGE IN CASH AND CASH EQUIVALENTS	**(149,582)**	**99,982**	**37,885**	**96,415**	**(233,581)**	**233,766**

In order to balance Compagas' short-term financial capacity, which has negative net working capital, Management is monitoring and adopting measures to lengthen the debt.

The loss recorded at Elejor in 2021 and 2022 is due to the monetary restatement on the Accounts payable related to concessions, which increased significantly because of the increase in the General Market Price Index - IGPM (Note 25). The loss at UEG Araucária is due to the improvement in the hydrological scenario which, consequently, reduced the plant's dispatches during 2022.

15.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18.8%	Consolidated
Balance as of January 1, 2021	**242,578**	**4,046**	**44,783**	**291,407**
Net income (loss)	48,800	(16,331)	63,560	96,029
Other comprehensive income	144	-	-	144
Dividends	(42,653)	-	(6,716)	(49,369)
Balance as of December 31, 2021	**248,869**	**(12,285)**	**101,627**	**338,211**
Net income (loss)	87,809	(207)	(50,288)	37,314
Other comprehensive income	702	2,041	(22)	2,721
Dividends	(24,187)	-	-	(24,187)
Distribution of dividends with retained earnings	(40,198)	-	-	(40,198)
Balance as of December 31, 2022	**272,995**	**(10,451)**	**51,317**	**313,861**

15.3 Summarized information on the main joint ventures

Balance as of December 31, 2022	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**238,907**	**327,819**	**588,279**	**2,935,068**	**1,568,964**	**1,921,848**	**3,587,501**	**1,805,583**
Current assets	**10,883**	**38,421**	**78,790**	**427,118**	**211,094**	**223,010**	**539,668**	**226,945**
Cash and cash equivalents	10,797	13,440	28,997	136,878	56,436	56,518	32,903	73,866
Other current assets	86	24,981	49,793	290,240	154,658	166,492	506,765	153,079
Noncurrent assets	**228,024**	**289,398**	**509,489**	**2,507,950**	**1,357,870**	**1,698,838**	**3,047,833**	**1,578,638**
LIABILITIES	**238,907**	**327,819**	**588,279**	**2,935,068**	**1,568,964**	**1,921,848**	**3,587,501**	**1,805,583**
Current liabilities	**2,220**	**22,569**	**59,771**	**225,502**	**154,404**	**125,681**	**113,772**	**92,290**
Financial liabilities	-	7,273	12,774	130,033	42,260	59,606	70,775	59,850
Other current liabilities	2,220	15,296	46,997	95,469	112,144	66,075	42,997	32,440
Noncurrent liabilities	**-**	**49,542**	**135,645**	**808,485**	**461,297**	**718,700**	**2,091,971**	**747,233**
Financial liabilities	-	28,705	40,415	578,340	397,181	475,804	1,668,794	423,563
Other noncurrent liabilities	-	20,837	95,230	230,145	64,116	242,896	423,177	323,670
Equity	**236,687**	**255,708**	**392,863**	**1,901,081**	**953,263**	**1,077,467**	**1,381,758**	**966,060**
STATEMENT OF INCOME								
Net operating revenue	-	62,864	100,482	518,428	266,855	231,960	415,526	188,348
Operating costs and expenses	(78)	(5,876)	(4,022)	(33,073)	(40,926)	(20,181)	(68,472)	(10,885)
Financial results	1,291	(1,605)	(2,286)	(59,543)	(37,598)	(48,430)	(177,322)	(37,815)
Equity in earnings of investees	2,502	-	-	-	-	-	-	-
Income tax and social contribution	(258)	(6,802)	(27,185)	(94,589)	(20,473)	31,030	(57,676)	(47,212)
Net income (loss)	**3,457**	**48,581**	**66,989**	**331,223**	**167,858**	**194,379**	**112,056**	**92,436**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**3,457**	**48,581**	**66,989**	**331,223**	**167,858**	**194,379**	**112,056**	**92,436**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	115,976	125,297	192,502	931,528	467,099	263,979	692,260	473,369

On December 31, 2022, the interest of Copel in the commitments assumed by its joint ventures is equivalent to R$978 and in the contingent liabilities classified as a possible loss is equivalent to R$413,034 (R$250,262 as of December 31, 2021), of which the amount of R$180,706 (R$187,243 as of December 31, 2021) refers to Mata de Santa Genebra.

In June 2022, Copel GeT recorded R$133,922 in equity in earnings of investees resulting from the effects of the tariff review of Caiuá, Integração Maranhense, Matrinchã and Guaraciaba.

Balance as of December 31, 2021	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**224,632**	**284,870**	**515,495**	**2,610,094**	**1,413,231**	**1,829,340**	**3,203,892**	**1,715,776**
Current assets	**3,711**	**30,304**	**65,219**	**367,428**	**194,283**	**193,190**	**681,494**	**196,424**
Cash and cash equivalents	3,667	6,117	16,501	96,346	70,543	32,665	387,027	52,354
Other current assets	44	24,187	48,718	271,082	123,740	160,525	294,467	144,070
Noncurrent assets	**220,921**	**254,566**	**450,276**	**2,242,666**	**1,218,948**	**1,636,150**	**2,522,398**	**1,519,352**
LIABILITIES	**224,632**	**284,870**	**515,495**	**2,610,094**	**1,413,231**	**1,829,340**	**3,203,892**	**1,715,776**
Current liabilities	**2,206**	**14,562**	**53,132**	**126,211**	**101,042**	**85,964**	**123,884**	**78,982**
Financial liabilities	-	7,386	13,169	91,811	34,529	51,453	45,898	52,397
Other current liabilities	2,206	7,176	39,963	34,400	66,513	34,511	77,986	26,585
Noncurrent liabilities	-	**51,986**	**122,438**	**827,205**	**480,320**	**817,159**	**1,660,867**	**744,285**
Financial liabilities	-	35,606	52,653	685,525	428,314	522,289	1,630,306	456,180
Other noncurrent liabilities	-	16,380	69,785	141,680	52,006	294,870	30,561	288,105
Equity	**222,426**	**218,322**	**339,925**	**1,656,678**	**831,869**	**926,217**	**1,419,141**	**892,509**
STATEMENT OF INCOME								
Net operating income	-	43,128	71,868	396,622	229,117	285,483	426,573	233,888
Operating costs and expenses	(64)	(5,609)	(10,508)	(24,341)	(7,185)	(17,537)	(72,970)	(24,727)
Financial results	162	(2,348)	(3,954)	(83,280)	(44,131)	(62,138)	(162,110)	(43,794)
Equity in income of subsidiaries	2,506	-	-	-	-	-	-	-
Income tax and social contribution	(17)	(7,078)	(16,072)	(91,830)	(60,617)	(62,638)	(65,399)	(56,201)
Net income (loss)	**2,587**	**28,093**	**41,334**	**197,171**	**117,184**	**143,170**	**126,094**	**109,166**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**2,587**	**28,093**	**41,334**	**197,171**	**117,184**	**143,170**	**126,094**	**109,166**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	108,990	106,977	166,563	811,771	407,615	226,923	710,989	437,330

15.4 Summarized information of the main associates

	Dona Francisca		Foz do Chopim	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
ASSETS	**175,415**	**180,425**	**51,449**	**55,900**
Current assets	10,148	13,570	11,730	13,308
Noncurrent assets	165,267	166,855	39,719	42,592
LIABILITIES	**175,415**	**180,425**	**51,449**	**55,900**
Current liabilities	22,373	19,938	3,596	2,495
Noncurrent liabilities	31,266	42,988	-	-
Equity	121,776	117,499	47,853	53,405
STATEMENT OF INCOME				
Net operating revenue	66,163	66,797	77,779	60,943
Operating costs and expenses	(33,460)	(26,605)	(18,664)	(10,775)
Financial results	(5,172)	(664)	449	(1,703)
Income tax and social contribution	(3,009)	(2,298)	(2,617)	(2,060)
Net income	**24,522**	**37,230**	**56,947**	**46,405**
Other comprehensive income	-	-	-	-
Total comprehensive income	**24,522**	**37,230**	**56,947**	**46,405**
Investment interest - %	23.03	23.03	35.77	35.77
Investment book value	28,043	27,057	17,116	19,102

On December 31, 2022, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,581 (R$2,166 as of December 31, 2021).

16. Property, Plant and Equipment

16.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	12.31.2022	Cost	Accumulated depreciation	12.31.2021
In service						
Reservoirs, dams and aqueducts	8,200,744	(4,925,970)	3,274,774	8,161,702	(4,776,639)	3,385,063
Machinery and equipment	8,951,061	(3,060,695)	5,890,366	8,409,689	(2,840,114)	5,569,575
Buildings	2,001,801	(1,160,549)	841,252	1,993,695	(1,125,862)	867,833
Land	510,681	(59,157)	451,524	508,164	(49,046)	459,118
Vehicles and aircraft	35,457	(33,115)	2,342	33,871	(32,756)	1,115
Furniture and fixtures	17,007	(10,871)	6,136	16,400	(10,966)	5,434
(-) Impairment (16.4)	(785,205)	-	(785,205)	(710,509)	-	(710,509)
(-) Special Obligations	(748)	330	(418)	(792)	290	(502)
	18,930,798	**(9,250,027)**	**9,680,771**	**18,412,220**	**(8,835,093)**	**9,577,127**
In progress						
Cost	575,080	-	575,080	752,846	-	752,846
(-) Impairment (16.4)	(186,383)	-	(186,383)	(187,382)	-	(187,382)
	388,697	-	**388,697**	**565,464**	-	**565,464**
	19,319,495	**(9,250,027)**	**10,069,468**	**18,977,684**	**(8,835,093)**	**10,142,591**

16.2 Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2022	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of December 31, 2022
In service						
Reservoirs, dams and aqueducts	3,385,063	-	(149,331)	-	39,042	3,274,774
Machinery and equipment	5,569,575	-	(333,396)	(29,678)	683,865	5,890,366
Buildings	867,833	-	(35,834)	(333)	9,586	841,252
Land	459,118	-	(10,111)	(381)	2,898	451,524
Vehicles and aircraft	1,115	-	(389)	-	1,616	2,342
Furniture and fixtures	5,434	-	(584)	(111)	1,397	6,136
(-) Impairment (16.4)	(710,509)	(74,696)	-	-	-	(785,205)
(-) Special Obligations	(502)	-	125	-	(41)	(418)
	9,577,127	**(74,696)**	**(529,520)**	**(30,503)**	**738,363**	**9,680,771**
In progress						
Cost	752,846	559,318	-	(12,338)	(724,746)	575,080
(-) Impairment (16.4)	(187,382)	999	-	-	-	(186,383)
	565,464	**560,317**	-	**(12,338)**	**(724,746)**	**388,697**
	10,142,591	**485,621**	**(529,520)**	**(42,841)**	**13,617**	**10,069,468**

Consolidated	Balance as of January 1, 2021	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Copel Telecom Disposal	Other (b)	Balance as of December 31, 2021
In service								
Reservoirs, dams and aqueducts	3,481,391	-	(174,810)	2,147	76,335	-	-	3,385,063
Machinery and equipment	5,647,220	-	(375,430)	(26,345)	174,615	(605,042)	754,557	5,569,575
Buildings	872,575	-	(38,629)	(506)	35,060	(667)	-	867,833
Land	451,908	-	(10,777)	(763)	18,848	(98)	-	459,118
Vehicles and aircraft	1,892	-	(835)	(68)	134	(8)	-	1,115
Furniture and fixtures	6,816	-	(1,079)	(46)	1,562	(1,819)	-	5,434
(-) Impairment (16.4)	(925,521)	215,012	-	-	-	-	-	(710,509)
(-) Impairment Copel TEL	(27,928)	1,989	-	-	-	25,939	-	-
(-) Special Obligations	(251)	-	89	-	(340)	-	-	(502)
(-) Reclassification (a)	(622,988)	-	-	-	41,293	581,695	-	-
	8,885,114	**217,001**	**(601,471)**	**(25,581)**	**347,507**	**-**	**754,557**	**9,577,127**
In progress								
Cost	795,816	406,173	-	(42,655)	(335,975)	(70,513)	-	752,846
(-) Impairment (16.4)	(120,308)	(67,074)	-	-	-	-	-	(187,382)
(-) Impairment Copel TEL	(3,853)	3,103	-	-	-	750	-	-
(-) Reclassification (a)	(61,309)	-	-	-	(8,454)	69,763	-	-
	610,346	**342,202**	**-**	**(42,655)**	**(344,429)**	**-**	**-**	**565,464**
	9,495,460	**559,203**	**(601,471)**	**(68,236)**	**3,078**	**-**	**754,557**	**10,142,591**

(a) Reclassification to Assets classified as held for sale (Note 39).
(b) Effects of acquisition of Vilas Complex (Note 1.2 of Financial Statements as of December 31, 2021)

During the construction phase, loans, financing and debentures costs are capitalized. In 2022, these costs totaled R$13,468, at an average rate of 0.32% p.a. (R$953, at an average rate of 0.02% p.a., in 2021).

16.3 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	12.31.2022	12.31.2021
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,882	859,926
(-) Accumulated depreciation		2.90	(288,728)	(263,792)
In progress			19,899	20,527
			591,053	**616,661**
HPP Baixo Iguaçu	**30.0**			
In service			693,487	692,395
(-) Accumulated depreciation		3.28	(87,278)	(64,519)
In progress			55,863	56,027
			662,072	**683,903**
			1,253,125	**1,300,564**

16.4 Impairment of generation segment assets

The cash-generating units of the generation segment were tested based on the analysis of impairment indicators, assumptions representing the best estimates of the Company's Management, the methodology provided for in Technical Pronouncement CPC 01 (R1) and the measurement of value in use.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company's current commercial conditions. The rate used to discount the cash flows was set and updated considering the WACC (Weighted Average Cost of Capital) and CAPM (Capital Asset Pricing Model) methodologies, by font type, for the generation business, considering usual market parameters.

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company Management. In the same framework, external references such as level of consumption of electric power and the availability of water resources support the key information about estimated cash flows.

Several assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

The tests considered the following key assumptions:

- Growth compatible with historical data and perspective for the Brazilian economy growth;
- Updating specific after-tax discount rates for the segment tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
- Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;
- Expenses broken into cash generating units, projected in view of the budget approved by the Company;
- Updating of regulatory charges.

The Company considered all its generation projects as independent cash generating units.

The projects with impairment balances recorded on December 31, 2022 are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,537,487	(320,171)	(632,559)	1,584,757
UEGA	686,498	(384,810)	(108,132)	193,556
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,052,717	(130,051)	(216,018)	706,648
	4,291,581	(835,032)	(971,588)	2,484,961

(a) Project under development

The table below shows the changes in the impairment:

Consolidated	Balance as of January 1, 2021	Impairment / Reversal	Balance as of December 31, 2021	Impairment / Reversal	Balance as of December 31, 2022
In service					
HPP Colíder	(683,193)	43,664	(639,529)	6,970	(632,559)
UEGA	(138,777)	138,777	-	(108,132)	(108,132)
Power plants in Paraná	(103,551)	32,571	(70,980)	26,466	(44,514)
	(925,521)	**215,012**	**(710,509)**	**(74,696)**	**(785,205)**
In progress					
Consórcio Tapajós	(14,464)	(415)	(14,879)	-	(14,879)
Power plants in Paraná	(105,844)	(66,659)	(172,503)	999	(171,504)
	(120,308)	**(67,074)**	**(187,382)**	**999**	**(186,383)**
	(1,045,829)	**147,938**	**(897,891)**	**(73,697)**	**(971,588)**

16.4.1 HPP Colíder

In December 2022, the value in use calculation considered the Company's assumptions and budgets and the after-tax discount rate of 5.71% p.a. (in 2021, 5.77% p.a.), which derives from the WACC methodology for the electricity generation segment. The revision of the expected revenue from the sale of energy, which offset increases in operating costs and regulatory charges, and the variation in the book value, enabled the partial reversal of the impairment.

16.4.2 UEG Araucária

In December 2022, the value in use calculation considered the Company's assumptions and budgets, review of the expected dispatch, update of the Variable Unit Cost - CVU and the after-tax discount rate of 7.00% p.a. (in 2021, 7.69% p.a.), which derives from the WACC methodology for the electricity generation segment, plus the additional risk associated with revenue variation. Due to the review of the assumptions, mainly the reduction in the expectation of dispatch from the plant in relation to December 31, 2021, when an increase in demand from the plant was expected because of unfavorable hydrological conditions, impairment was recognized in 2022, considering the significant change in the hydrological scenario of the country.

16.4.3 TPP Figueira

In December 2022, the value in use calculation considered the Company's assumptions and budgets, the after-tax discount rate of 6.23% p.a. (in 2021, 5.77% p.a.), which derives from the WACC methodology for the segment of electric energy generation for thermal sources, the postponement of the start-up of the plant in December 2022 (in 2021, the expectation was for April of 2022), the revision of the expected revenue from the sale of energy and compensation for the asset's residual balance, changes in operating costs and Capex, and the revision of the coal balance to be refunded to the CDE account. By reviewing the set of assumptions, the partial reversal of the impairment was recognized.

16.4.4 Other plants in the State of Paraná

In December 2022, value in use calculation of generation assets in the State of Paraná considered: i) Company assumptions and budgets; ii) after-tax discount rate of 5.71% p.a. (in 2021, 5.77% p.a.), which derives from the WACC methodology for the electricity generation segment; and iii) review of regulatory charges and operating costs that were offset by the expected sale of uncontracted energy. By reviewing the set of assumptions and the variation in the book value, it was possible to reverse part of the impairment balance.

16.4.5 Cash generating units that do not show reversal or provision for impairment

The plants that did not suffer impairment have a recoverable value greater than the book value of the property, plant and equipment assets. The following table presents the percentage in which the recoverable value ("RV") exceeds the book value ("BV") of the assets and demonstrates the sensitivity analysis increasing by 5% and 10% the discount rate for assessing the risk of impairment of each plant.

Cash-generating units	Discount rate	RV/BV-1	RV/BV-1 (5% Variation)	RV/BV-1 (10% Variation)	Impairment Risk
Wind power Assets					
São Bento Complex (a)	8.06%	59.64%	55.18%	50.93%	-
Brisa I Complex (b)	8.06%	58.38%	53.76%	49.35%	-
Brisa II Complex (c)	8.06%	55.70%	50.85%	46.24%	-
Bento Miguel Complex (d)	8.06%	15.96%	12.23%	8.70%	-
Cutia Complex (e)	8.06%	11.67%	8.36%	5.21%	-
Jandaíra Complex (f)	5.61%	29.61%	25.92%	22.41%	-
Vilas Complex (g)	5.44%	43.11%	38.61%	34.35%	-
Hydric Assets					
Foz do Areia	5.71%	29.95%	29.58%	29.21%	-
Segredo	5.71%	96.90%	94.04%	91.24%	-
Caxias	5.71%	73.31%	70.52%	67.81%	-
Guaricana	5.71%	31.92%	30.77%	29.63%	-
Chaminé	5.71%	61.48%	60.03%	58.61%	-
Apucaraninha	5.71%	28.85%	27.83%	26.81%	-
Mauá	5.71%	106.38%	101.73%	97.25%	-
Marumbi	5.71%	30.16%	22.67%	20.19%	-
Cavernoso II	5.71%	28.09%	24.87%	21.79%	-
Bela Vista	7.67%	56.29%	49.96%	44.51%	-
Elejor	7.00%	9.45%	6.89%	1.82%	-

(a) Contemplates the GE Boa Vista, GE Farol, GE Olho D'Água e GE São Bento do Norte wind farms.
(b) Contemplates the Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.
(c) Contemplates the Santa Maria, Santa Helena e Ventos de Santo Uriel wind farms.
(d) Contemplates the São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e) Contemplates the Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f) Contemplates the Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g) Contemplates the Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.

16.5 New plants under construction

16.5.1 SHP Bela Vista

With estimated investment of R$224,673, this small hydroelectric power plant (SHP), with installed capacity of 29.81 MW and assured energy of 18.61 MW average, was built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the State of Paraná.

The participation in the A-6 auction held on August 31, 2018, led to sale of 14.7 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019 and the entry into commercial operation of three generating units took place in 2021. The entry into operation of the generating center (Stream Diver) is scheduled for the first half of 2023.

16.5.2 Jandaíra Wind Complex

With an estimated investment of R$411,610, this wind farm, with an installed capacity of 90.1 MW and a assured energy of 47.6 MW average, is being built in the municipalities of Pedra Preta and Jandaíra, in the state of Rio Grande do Norte. The participation in the new power generation auction A-6, held on October 18, 2019, led to the sale of 14.4 MW average in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

With all the necessary licenses, the civil works started in January 2021. The complex, with 26 generating units divided into 4 wind farms, began the commercial operation of the entire wind complex during the year 2022.

16.6 Depreciation rates

Depreciation rates (%)	12.31.2022	12.31.2021
Average generation segment rates (Note 16.6.1)		
General equipment	6.25	6.25
Machinery and equipment	3.68	3.68
Generations	3.42	3.42
Reservoirs, dams and ducts	2.67	2.56
Hydraulic turbines	2.89	2.90
Gas and steam turbines	4.00	4.00
Gas processing	3.00	3.00
Wind power plant unit	4.94	4.98
Buildings	3.07	3.15
Average rates for central government assets		
Buildings	3.33	3.33
Machinery and office equipment	6.25	6.27
Furniture and fixtures	6.25	6.30
Vehicles	14.29	14.29

16.6.1 Assets with depreciation rates limited to the concession term

The assets of the original project of the Mauá, Colíder, Baixo Iguaçu, Cavernoso II plants and SHP Bela Vista, of Copel GeT, and of the Santa Clara and Fundão plants, of Elejor, are considered by the Granting Authority, without full guarantee of indemnification for their residual value at the end of the concession term. This interpretation is based on the Concessions Law No. 8,987/1995 and Decree No. 2,003/1996, which regulate the generation of electricity by independent generators. Accordingly, from the entry into operation of these assets, including land, depreciation is recognized at the highest rate among that determined by the useful lives of the assets or the rate calculated based on the concession period.

As provided for in the concession contracts, subsequent investments not foreseen in the original project, as long as approved by the Granting Authority and not yet amortized, will be indemnified at the end of the concession period and depreciated at the rates established by the useful lives of the assets, as from the date of their entry in operation.

In the same way, wind generation assets, whose electric energy produced is intended for sale in the Independent Electric Energy Production modality, as established in articles 12, 15 and 16 of Law No. 9,074/1995, are also depreciated at the highest rate between the one determined by the useful life of the assets or the rate calculated based on the authorization period.

17. Intangible assets

Consolidated	12.31.2022	12.31.2021
Concession agreement - distribution of electricity (17.1)	7,257,827	6,596,184
Generation concession agreements/ authorization (17.2)	2,252,615	2,473,858
Concession agreement - piped gas distribution (17.3)	726,107	96,145
Others (17.4)	41,178	49,373
	10,277,727	**9,215,560**

Management did not identify evidence that would justify the need to recognize impairment of intangible assets.

17.1 Power distribution service concession

Consolidated	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2021	**8,953,486**	**(2,750,099)**	**6,203,387**
Transfers from accounts receivable - concessions (Note 10.1)	-	(8,385)	(8,385)
Transfers from contract assets (Note 10.1)	943,905	(122,346)	821,559
Transfers to other receivables	(3,563)	-	(3,563)
Amortization quotas - concession (a)	(522,525)	146,697	(375,828)
Amortization quotas - PIS/Pasep and Cofins credits	(10,363)	-	(10,363)
Loss on disposal	(30,623)	-	(30,623)
Balance as of December 31, 2021	**9,330,317**	**(2,734,133)**	**6,596,184**
Transfers from contract assets (Note 10.1)	1,332,118	(194,794)	1,137,324
Transfers to other receivables	(955)	-	(955)
Amortization quotas - concession (a)	(564,252)	153,503	(410,749)
Amortization quotas - PIS/Pasep and Cofins credits	(10,483)	-	(10,483)
Loss on disposal	(53,494)	-	(53,494)
Balance as of December 31, 2022	**10,033,251**	**(2,775,424)**	**7,257,827**

(a) Amortization during the concession period after the transfer to intangible assets in service of useful life of the assets, whichever the lower.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

17.2 Generation concession agreements

Consolidated	Concession contract (a)		Concession and authorization rights/ goodwill	Total
	in service	in progress		
Balance as of January 1, 2021	**195,622**	-	**358,218**	**553,840**
Effect of acquisition of control of Vilas Complex	-	-	277,120	277,120
Technical goodwill arising from the business combination - Vilas Complex	-	-	94,221	94,221
ANEEL grant - use of public property	63,446	1,823	-	65,269
Amortization quotas - concession and authorization (b)	(72,148)	-	(14,987)	(87,135)
Capitalizations for intangible in service	1,823	(1,823)	-	
Hydrological Risk Renegotiation - GSF	1,570,543	-	-	1,570,543
Balance as of December 31, 2021	**1,759,286**	-	**714,572**	**2,473,858**
Effect of acquisition of control of Vilas Complex (Note 1.1.1)	-	-	23,982	23,982
Technical goodwill arising from the business combination - Vilas Complex (Note 1.1.1)	-	-	8,154	8,154
Amortization quotas - concession and authorization (b)	(228,509)	-	(24,870)	(253,379)
Balance as of December 31, 2022	**1,530,777**	-	**721,838**	**2,252,615**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

17.3 Piped gas distribution service concession

Balance as of January 1, 2021	**132,366**
Transfers from contract assets (Note 10.2)	3,398
Transfers from accounts receivable - concessions (Note 9.2)	(1,398)
Amortization quotas - concession	(38,221)
Balance as of December 31, 2021	**96,145**
Additions - renewal of the concession	413,410
Transfers from contract assets (Note 10.2)	13,738
Transfers to accounts receivable - concessions (Note 9.2)	243,628
Amortization quotas - concession	(40,690)
Loss on disposal	(124)
Balance as of December 31, 2022	**726,107**

The additions and the balance transferred from the Accounts receivable related to the concession are due to the renewal of the Compagas concession (Note 2.1.1). The amount recorded as an Intangible asset will be amortized as of the concession renewal, over the expected useful life of the asset (30 years for gas distribution operation assets and 10 years for other assets), limited to the final term of the concession.

17.4 Other intangible assets

Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

Consolidated	in service	in progress	Total
Balance as of January 1, 2021	**19,209**	**20,654**	**39,863**
Effect of acquisition of control of Vilas Complex	10,275	-	10,275
Acquisitions	-	10,375	10,375
Transfers from property, plant and equipment	986	482	1,468
Capitalizations for intangible in service	4,453	(4,453)	-
Amortization quotas (a)	(7,770)	-	(7,770)
Amortization quotas - PIS/Pasep and Cofins credits	(5)	-	(5)
Partial division of assets	(5,047)	(526)	(5,573)
(-) Reclassification (b)	141	599	740
Balance as of December 31, 2021	**22,242**	**27,131**	**49,373**
Acquisitions	-	8,319	8,319
Transfers from property, plant and equipment	(9,795)	-	(9,795)
Capitalizations for intangible in service	5,561	(5,561)	-
Amortization quotas (a)	(5,160)	-	(5,160)
Loss on disposal	-	(1,559)	(1,559)
Balance as of December 31, 2022	**12,848**	**28,330**	**41,178**

(a) Annual amortization rate: 20%.

(b) Reclassification to Assets classified as held for sale (Note 39).

18. Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Social security liabilities				
Taxes and social contribution	1,262	2,214	42,829	46,245
Social security charges on paid vacation and 13th salary	773	1,413	15,547	17,792
	2,035	**3,627**	**58,376**	**64,037**
Labor liabilities				
Payroll, net (a)	875	-	47,462	-
Vacation	2,543	4,656	95,930	107,471
Provisions for performance and profit sharing	688	14,455	47,726	364,701
Voluntary dismissal program	458	13,716	2,895	68,601
Other liabilities	6	-	400	-
	4,570	**32,827**	**194,413**	**540,773**
	6,605	**36,454**	**252,789**	**604,810**

(a) Refers to the provision for the salary adjustment referring to the Collective Labour Agreement approved in January 2023, with retroactive effects to October 2022 (base date of the agreement).

19. Accounts Payable to Suppliers

Consolidated	12.31.2022	12.31.2021
Energy power	1,208,733	1,303,386
Materials and supplies	626,710	770,629
Natural gas for resale	93,696	60,121
Charges for use of grid system	286,331	576,848
	2,215,470	**2,710,984**
Current	**2,090,022**	**2,585,735**
Noncurrent	**125,448**	**125,249**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

20. Loans and Financing

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	12.31.2022	12.31.2021
FOREIGN CURRENCY												
National Treasury Department (STN - *Secretaria do Tesouro Nacional*)												
Par Bond (a)	Copel	Debt negotiation	Guarantees deposited	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	-	89,058
Discount Bond (a)				05.20.1998	1	04.11.2024	Half-yearly	1% + 0.20%	1% + 0.20%	12,082	-	61,514
Total foreign currency											-	**150,572**
LOCAL CURRENCY												
Banco do Brasil												
CCB 306.401.381 (b)	Copel HOL	Working capital.	Credit assignment	07.21.2015	2	03.25.2023	Quarterly	135.00% of DI	145.46% of DI	640,005	-	641,207
CCB 265.901.903	Copel DIS			06.29.2022	2	06.24.2025	Quarterly	DI + spread 1,25%	DI + spread 2,14%	750,000	751,673	-
											751,673	**641,207**
Caixa Econômica Federal												
Commercial paper	Copel GET	Partial amortization of the 3rd, 4th and 5th debenture issues and meeting various short-term obligations, including energy purchases, regulatory obligations and dividends.	Personal guarantee	09.10.2022	2	09.10.2025	Half-yearly	DI + spread 1,22%	DI + spread 1,31%	1,000,000	1,037,946	-
											1,037,946	-
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos* .	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	7,664	9,580
											7,664	**9,580**
Banco do Nordeste do Brasil												
35202168127989	Jandaíra I	Implementation of Jandaíra Wind Complex.	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	21,687	17,969	7,312
35202164527986	Jandaíra II			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	56,421	46,644	18,424
35202162927987	Jandaíra III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,156	53,843	21,645
35202160027984	Jandaíra IV			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	65,421	54,053	22,058
35201915725525	Potiguar B141	Implementation of Vilas Wind Complex.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	89,685	94,781
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,213	89,709	94,809
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	89,376	94,453
35201910625534	Ventos de Vila Paraíba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	91,004	96,237
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865%	IPCA + 1.4865%	163,886	186,552	176,324
											718,835	**626,043**
Banco do Brasil - BNDES Transfer												
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	60,720	72,109
											60,720	**72,109**

(a) On March 10, 2022, the debt was redeemed in advance, net of the collateral and escrow deposits.
(b) Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.
(c) Commercial paper, single series, for public distribution with restricted efforts. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(1) - IPCA used in the calculation of interest and not in the update of the principal.

(continued)

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	12.31.2022	12.31.2021
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	60,719	72,109
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	11,186	14,431
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	32,012	36,593
13211061		Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	615,968	680,413
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	7,502	8,758
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	16,139	18,151
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	9,542	10,822
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	159,948	171,447
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	200,932	185,532
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	188,869	162,773
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	11,757	19,595
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	34,125	37,771
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	37,027	40,983
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	29,688	33,570
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	22,096	24,818
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	50,112	56,287
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	53,519	60,113
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	543,337	563,569
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	12,842	14,898
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	598	1,396
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	16,981	19,444
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	3,020	5,285
											2,118,119	2,238,758
Total local currency											4,694,957	3,587,697
										Gross debt	4,694,957	3,738,269
										(-) Transaction cost	(44,594)	(59,825)
										Net debt	4,650,363	3,678,444
										Current	278,838	579,770
										Noncurrent	4,371,525	3,098,674

DI - Interbank Deposit Rate
IPCA - Inflation Index
TJLP - Long term interest rate

20.1 Breakdown of loans and financing by currency and index

Consolidated		12.31.2022	%	12.31.2021	%
Foreign currency	change in currencies in the period (%)				
U.S. Dollar	(6.50)	-	-	150,572	4.09
		-	-	**150,572**	**4.09**
Local currency	indexes at period end (%)				
TJLP	7.20	1,755,556	37.75	1,916,561	52.11
CDI	13.65	1,772,718	38.12	639,555	17.39
TR	0.21	-	-	-	-
IPCA	5.79	1,099,050	23.63	935,900	25.44
Without indexer (annual fixed rate)	-	23,039	0.50	35,856	0.97
		4,650,363	**100.00**	**3,527,872**	**95.91**
		4,650,363	**100.00**	**3,678,444**	**100.00**

On March 10, 2022, the foreign currency loan with the National Treasury Secretariat - STN was redeemed in advance.

20.2 Maturity of noncurrent installments

12.31.2022	Gross debt	(-) Transaction cost	Consolidated Net debt
2024	608,001	(8,902)	599,099
2025	1,604,933	(5,666)	1,599,267
2026	230,905	(2,171)	228,734
2027	232,594	(2,172)	230,422
2028	215,888	(2,182)	213,706
After 2028	1,514,960	(14,663)	1,500,297
	4,407,281	**(35,756)**	**4,371,525**

20.3 Changes in loans and financing

Parent Company	Foreign currency	Local currency	Total
Balance as of January 1, 2021	**140,337**	**638,431**	**778,768**
Charges	6,218	39,833	46,051
Monetary and exchange variations	10,266	-	10,266
Payment - charges	(6,249)	(38,709)	(44,958)
Balance as of December 31, 2021	**150,572**	**639,555**	**790,127**
Charges	953	50,901	51,854
Monetary and exchange variations	(14,378)	-	(14,378)
Amortization - principal	(134,894)	(640,005)	(774,899)
Payment - charges	(2,253)	(50,451)	(52,704)
Balance as of December 31, 2022	-	-	-

Consolidated	Foreign currency	Local currency	Total
Balance as of January 1, 2021	**140,337**	**3,048,194**	**3,188,531**
Effect of acquisition of control of Costa Oeste and Marumbi	-	514,272	514,272
Funding	-	134,313	134,313
(-) Transaction costs	-	(1,647)	(1,647)
Charges	6,218	191,398	197,616
Monetary and exchange variations	10,266	31,091	41,357
Amortization - principal	-	(202,577)	(202,577)
Payment - charges	(6,249)	(187,172)	(193,421)
Balance as of December 31, 2021	**150,572**	**3,527,872**	**3,678,444**
Effect of acquisition of control of Vilas Complex (Note 1.1.1)	-	25,398	25,398
Funding	-	1,891,954	1,891,954
(-) Transaction costs	-	(19,781)	(19,781)
Charges	953	390,569	391,522
Monetary and exchange variations	(14,378)	34,978	20,600
Amortization - principal	(134,894)	(865,425)	(1,000,319)
Payment - charges	(2,253)	(335,202)	(337,455)
Balance as of December 31, 2022	-	**4,650,363**	**4,650,363**

20.4 Covenants

Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in fines or in the declaration of the early maturity of debts.

As of December 31, 2022, all ratios and covenants have been fully met. The subsidiary Cutia Empreendimentos Eólicos S.A. calculated Debt Service Coverage Ratio - ICSD of 1.15 and, therefore, will complement the Reserve Account in the amount of R$5,738 within the contractually defined term.

The Company expects that all financial indicators, measured annually, will be met in 2023.

The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1.3
	Commercial paper	Debt service coverage ratio Consolidated net debt / Consolidated ebitda	≥ 1.5 ≤ 3.5
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / EBITDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D´Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

21. Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	12.31.2022	12.31.2021
Copel	6th	(a)	Payment of the 6th issue of debentures and working capital increase	Personal guarantee	06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	-	502,400
Copel GeT	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	-	339,767
	4th	(a)	Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	357,573	690,311
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	225,643	284,483
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	852,816	825,358
	6th (2nd serie)	(c)	Reimbursement of expenses related to the Colider HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	251,383	237,650
	7th (1st serie)	(c)	Reinforcement of the issuer's working capital, amortization and/or reimbursement of cash of the principal portion of the 3rd and 4th issue of debentures.		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,166,982	1,148,216
	7th (2nd serie)	(c)	Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Gov. Bento Munhoz da Rocha Netto HPP; Implementation of the Assets of Lot "E", from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138%	IPCA + 6.1033%	366,637	397,825	374,658
Copel DIS	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	-	254,824
	4th	(a)	Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.98%	1,000,000	346,895	684,185
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	618,209	584,489
	5th (2nd serie)	(c)	Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	-	177,187
	6th (1st serie)	(c)	Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the issuer's following issues: 3rd, 4th and 5th issue.		06.16.2021	2	06.15.2026	Half-yearly	CDI + spread 1.95%	CDI + 2.02%	1,000,000	1,006,449	1,005,102
	6th (2nd serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	559,894	529,366
	7th (1st serie)	(e)	Reinforcement of working capital; redemption of 3rd issue debentures; amortization of the 2nd installment of the principal of the 4th and 5th issuance.		05.15.2022	2	05.15.2025	Half-yearly	CDI + 1.21%	CDI + 1.28%	300,000	305,380	-
	7th (2nd serie)	(e)			05.15.2022	2	05.15.2027	Half-yearly	CDI + 1.36%	CDI + 1.42%	901,450	917,789	-
	7th (3rd serie)	(e)	Investments for expansion, renovation or improvement and/or reimbursement of expenses of the issuer's electricity distribution network, linked to Aneel's Concession Agreement No. 46/1999.		05.15.2022	3	05.15.2032	Half-yearly	IPCA + 6.1732%	IPCA + 6.6587%	298,550	301,830	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	91,468	100,240
	2nd (2nd serie)	(d)			03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	126,067	131,630
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	360,894	370,903
											Gross debt	7,887,077	8,240,769
											(-) Transaction cost	(83,222)	(93,152)
											Net debt	7,803,855	8,147,617
											Current	1,346,347	2,144,485
											Noncurrent	6,457,508	6,003,132

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus and Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple debentures, three series, not convertible into shares, unsecured, with additional personal guarantee, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

21.1 Maturity of noncurrent installments

			Consolidated
12.31.2022	Gross debt	(-) Transaction cost	Net debt
2024	670,831	(13,890)	656,941
2025	1,798,427	(11,436)	1,786,991
2026	1,789,732	(9,168)	1,780,564
2027	718,578	(7,584)	710,994
2028	62,857	(5,997)	56,860
After 2028	1,482,417	(17,259)	1,465,158
	6,522,842	**(65,334)**	**6,457,508**

21.2 Changes in debentures

	Parent Company	Consolidated
Balance as of January 1, 2021	**801,289**	**6,757,481**
Funding	-	3,000,000
(-) Transaction costs	-	(35,030)
Charges and monetary variations	25,232	658,653
Amortization - principal	(300,000)	(1,852,048)
Payment - charges	(24,805)	(361,073)
Reclassification (a)	-	(20,366)
Balance as of December 31, 2021	**501,716**	**8,147,617**
Funding	-	1,500,000
(-) Transaction costs	-	(14,445)
Charges and monetary variations	26,642	1,112,287
Amortization - principal	(500,000)	(2,051,481)
Payment - charges	(28,358)	(890,123)
Balance as of December 31, 2022	-	**7,803,855**

(a) Reclassification to Assets classified as held for sale (Note 39).

21.3 Covenants

The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to request consent from the debenture holders or the declaration of early maturity of the debts.

As of December 31, 2022, all ratios and covenants have been fully met, except for the subsidiaries Ventos de Santo Uriel and Nova Asa Branca III, which have a debt of R$72,588 on December 31, 2022, and that did not meet the ICSD of 1.3. However, the Company preventively requested and received, on December 30, 2022, according to letter from BNDES AE/DEENE2 No. 061/2022, the commitment of the development banking institution not to declare the early maturity of the debenture deeds, based on the performance of this index in fiscal year 2022.

Additionally, the subsidiary Cutia Empreendimentos Eólicos S.A. calculated ICSD of 1.15 and, therefore, will complement the Reserve Account in the amount of R$5,738 within the contractually defined term.

The Company expects that all financial indicators, measured annually, will be met in 2023.

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures	Consolidated net debt / Consolidated ebitda Debt service coverage ratio	≤ 3.5 ≥ 1.5
Copel DIS	4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures		
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

22. Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

22.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III, the only plan available for new participants, is a Variable Contribution - CV plan in the contributory phase and, after retirement, it becomes a Defined Benefit - BD plan.

22.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

22.3 Statement of financial position and statement of income

Amounts recognized in liabilities, under post-employment benefits, are summarized below:

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Pension plans	8	12	949	965
Healthcare plans	26,839	14,139	1,069,088	1,294,209
	26,847	**14,151**	**1,070,037**	**1,295,174**
Current	**2,957**	**229**	**73,814**	**68,836**
Noncurrent	**23,890**	**13,922**	**996,223**	**1,226,338**

Amounts recognized in the statement of income are shown below:

	Controladora		Consolidado	
	31.12.2022	31.12.2021	31.12.2022	31.12.2021
Empregados				
Planos previdenciários	2,106	1,301	55,607	59,052
Plano assistencial - pós-emprego	2,278	958	140,293	116,504
Plano assistencial - funcionários ativos	1,527	1,427	68,897	71,795
	5,911	**3,686**	**264,797**	**247,351**
Administradores				
Planos previdenciários	706	348	1,236	1,300
Plano assistencial	68	31	148	122
	774	**379**	**1,384**	**1,422**
	6,685	**4,065**	**266,181**	**248,773**

22.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2021	**10,155**	**1,493,614**
Appropriation of actuarial calculation	958	116,504
Appropriation of pension and healthcare contributions	6,402	130,308
Adjustment related to actuarial (gains) losses	3,257	(246,626)
Amortizations	(6,621)	(198,626)
Balance as of December 31, 2021	**14,151**	**1,295,174**
Appropriation of actuarial calculation	2,278	140,293
Appropriation of pension and healthcare contributions	5,016	127,878
Adjustment related to actuarial (gains) losses (a)	11,337	(291,742)
Amortizations	(5,935)	(201,566)
Balance as of December 31, 2022	**26,847**	**1,070,037**

(a) Adjustments arising from the transfer of liabilities from Copel Serviços to Copel and other subsidiaries.

22.5 Actuarial valuation in accordance with CPC 33 (R1) /IAS 19

22.5.1 Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs are shown below:

Consolidated		2022		2021
	Real	Nominal	Real	Nominal
Economic				
Inflation p.y.	-	5.10%	-	5.50%
Expected rate of discount/return p.y.				
Unified Plan - Defined Benefit	6.10%	11.51%	5.20%	10.99%
Unified Plan - Balance	6.12%	11.53%	5.20%	10.99%
Plan III	6.13%	11.54%	5.30%	11.09%
Assistance Plan	6.13%	11.54%	5.30%	11.09%
Salary growth/medical costs				
Unified Plan p.y.	0.00%	5.10%	0.00%	5.50%
Plan III p.y.	1.00%	6.15%	1.00%	6.56%
Assistance Plan - Aging Factor	3.30%	-	5.80%	-
Demographic				
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benefit vested		TASA 1927		TASA 1927

22.5.2 Number of participants and beneficiaries

Consolidated			Social Security Plans			
		Unified Plan		Plan III		Assistance Plan
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Number of active participants	10	18	6,031	6,645	5,775	6,276
Number of Inactive participants	4,170	4,229	5,369	5,018	9,059	8,910
Number of dependent people	-	-	-	-	20,867	21,621
Total	**4,180**	**4,247**	**11,400**	**11,663**	**35,701**	**36,807**

22.5.3 Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

The average age of inactive participants of the healthcare and pension plans of the Company and its subsidiaries is 68.27 and 67.08 years, respectively.

Consolidated	Unified Plan	Plan III
As of December 31, 2022		
Retired participants	19.60	23.42
Pensioner participants	12.48	25.97
As of December 31, 2021		
Retired participants	11.60	23.47
Pensioner participants	13.22	27.02

22.5.4 Actuarial evaluation

Based on the revision of the assumptions, the amounts of the Unified Plan and Plan III as of December 31, 2022, totaled a surplus of R$595,847 and R$74,421 (R$653,654 and R$10,111, of December 31, 2021). Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2022, reflecting any right to reduce contributions, refund of surplus or other amounts.

Consolidated	Unified Plan	Plan III	Assistance Plan	12.31.2022	12.31.2021
Total liabilities or partially covered	6,029,530	3,457,537	1,234,771	10,721,838	10,973,812
Fair value of the plan assets	(6,625,377)	(3,531,958)	(165,683)	(10,323,018)	(10,343,368)
Plan coverage status	**(595,847)**	**(74,421)**	**1,069,088**	**398,820**	**630,444**
Unrecognized asset	595,847	74,421	-	670,268	663,765
	-	-	**1,069,088**	**1,069,088**	**1,294,209**

The Company and its subsidiaries adjusted their assistance liabilities through the actuarial report issued on December 31, 2022, as presented in the Statements of Comprehensive Income.

22.5.5 Changes in actuarial liabilities

Consolidated	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2021	**6,760,824**	**3,344,723**	**1,714,637**
Cost of services	252	2,006	7,368
Cost of interest	481,656	246,256	125,132
Benefits paid	(511,621)	(233,908)	-
Actuarial (gain) losses	(585,510)	(21,984)	(356,019)
Present value of net actuarial obligations as of December 31, 2021	**6,145,601**	**3,337,093**	**1,491,118**
Cost of services	169	2,018	6,172
Cost of interest	673,724	364,901	155,389
Benefits paid	(523,792)	(264,096)	(342)
Actuarial (gain) losses	(266,172)	17,621	(417,566)
Present value of net actuarial obligations as of December 31, 2022	**6,029,530**	**3,457,537**	**1,234,771**

22.5.6 Changes in actuarial assets

Consolidated	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2021	**7,568,268**	**3,629,780**	**222,148**
Return estimated for assets	837,120	133,837	6,366
Contributions and distributions	26,661	136,730	-
Benefits paid	(511,621)	(233,908)	-
Actuarial gain (losses)	(1,121,173)	(319,235)	(31,605)
Fair value of the Plan's assets as of December 31, 2021	**6,799,255**	**3,347,204**	**196,909**
Return estimated for assets	743,845	274,486	26,390
Contributions and distributions	29,808	151,606	-
Benefits paid	(523,792)	(264,096)	-
Actuarial gain (losses)	(423,739)	22,758	(57,616)
Fair value of the Plan's assets as of December 31, 2022	**6,625,377**	**3,531,958**	**165,683**

22.5.7 Estimated costs

The estimated net periodic plan costs (income) for 2023 for each plan are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan
Cost of current service	205	3,966	6,879
Estimated cost of interest	700,311	397,093	141,876
Expected return on plan assets	(769,615)	(410,063)	(18,629)
Expected employee contributions	(89)	(1,983)	-
Costs (income or loss)	**(69,188)**	**(10,987)**	**130,126**

22.5.8 Sensitivity analysis

The following table shows the effect of a one percent increase or decrease in the assumed care costs, in the aggregate of the cost of service and cost of interest components and the accumulated post-employment benefit obligation.

Consolidated	Projected scenarios	
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate		
Impacts on the obligations of the pension	(826,777)	823,400
Impacts on the obligations of healthcare program	(195,345)	185,544
Sensitivity of growth rate of the medical costs		
Impacts on the obligations of healthcare program	82,208	(80,982)
Impact on cost of service for the following financial year of healthcare program	392	(386)
Sensitivity of the service cost		
Impacts on the obligations of the pension	320	(313)
Impacts on the obligations of healthcare program	1,040	(883)

22.5.9 Benefits payable

The estimated benefits to be paid by the Company and its subsidiaries in the next five years and the total benefits for the following fiscal years are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan	Total
2023	317,523	153,226	81,010	551,759
2024	316,790	152,659	81,114	550,563
2025	316,908	152,239	79,756	548,903
2026	316,481	151,790	76,382	544,653
2027	315,703	151,358	73,076	540,137
2028 to 2052	3,885,982	2,598,345	759,895	7,244,222

22.5.10 Asset allocation and investment strategy

The asset allocation for the Company and its subsidiaries pension and healthcare plans at the end of 2022 and the allocation goal for 2023, by asset category, are shown below:

Consolidated	Goal for 2023 (*)	2022
Fixed income	77.2%	71.1%
Variable income	5.3%	10.0%
Loans	1.2%	1.2%
Real estate	5.6%	2.7%
Investment structuring	8.7%	10.2%
Investments abroad	2.0%	4.8%
	100.0%	100.0%

(*) Target based on the total investment of each plan.

In addition, information on the allocation of assets of pension plans sponsored by the Company:

Consolidated		Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	86.0%	60.0%	67.0%	40.0%
Variable income	3.0%	2.0%	8.0%	3.0%
Loans	0.5%	0.0%	2.0%	0.0%
Real estate	5.5%	0.0%	6.0%	0.0%
Investment structuring	5.0%	0.0%	13.0%	0.0%
Investments abroad	0.0%	0.0%	4.0%	0.0%

(*) Target 2022.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

22.5.11 Additional information

The Company and its subsidiaries made contributions to Plan III (variable contribution plan) for all active employees on December 31, 2022 and 2021, in the amounts of R$72,353 and R$64,883, respectively.

23. Sectorial Charges Payable

Consolidated	12.31.2022	12.31.2021
Energy Development Account - CDE	41,122	41,786
Global Reversal Reserve - RGR	5,366	8,834
Tariff flags (Note 30.3.2)	-	147,766
	46,488	198,386

24. Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

The registered balances of Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below:

Consolidated	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of 12.31.2022	Balance as of 12.31.2021
Research and Development - R&D					
FNDCT	-	6,588	-	6,588	7,584
MME	-	3,314	-	3,314	3,790
R&D	229,290	1,322	29,631	260,243	286,029
	229,290	**11,224**	**29,631**	**270,145**	**297,403**
Energy efficiency program - EEP					
Procel	-	11,960	-	11,960	19,883
EEP	128,851	1,906	201,896	332,653	309,811
	128,851	**13,866**	**201,896**	**344,613**	**329,694**
	358,141	**25,090**	**231,527**	**614,758**	**627,097**
			Current	**370,244**	**292,495**
			Noncurrent	**244,514**	**334,602**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

24.1 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2021	**8,085**	**4,041**	**332,746**	**5,855**	**314,284**	**665,011**
Additions	50,804	25,399	50,796	12,801	51,206	191,006
Performance agreement	-	-	-	-	3,010	3,010
Interest rate (Note 32)	-	-	3,664	1,227	9,923	14,814
Payments	(51,305)	(25,650)	(15,966)	-	(56,176)	(149,097)
Concluded projects	-	-	(85,211)	-	(12,436)	(97,647)
Balance as of December 31, 2021	**7,584**	**3,790**	**286,029**	**19,883**	**309,811**	**627,097**
Additions	39,044	19,535	39,070	11,298	45,191	154,138
Performance agreement	-	-	-	-	2,552	2,552
Interest rate (Note 32)	-	-	6,197	3,799	24,648	34,644
Transfers	-	-	-	(3,685)	3,685	-
Payments	(40,040)	(20,011)	(8,061)	(19,335)	(29,740)	(117,187)
Concluded projects	-	-	(62,992)	-	(23,494)	(86,486)
Balance as of December 31, 2022	**6,588**	**3,314**	**260,243**	**11,960**	**332,653**	**614,758**

25. Accounts Payable Related to Concessions

Consolidated	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	12.31.2022	12.31.2021
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	21,587	20,495
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	30,518	27,376
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	9,050	8,595
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,200	2,894
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	874,187	844,599
							937,542	**903,959**
						Current	**105,003**	**104,963**
						Noncurrent	**832,539**	**798,996**

Discount rate applied to calculate present value

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

Payment to the federal government

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

25.1 Changes in accounts payable related to concessions

Balance as of January 1, 2021	731,864
Additions	65,269
Adjust to present value	78,203
Monetary variations	117,053
Payments	(88,430)
Balance as of December 31, 2021	903,959
Additions	1,855
Adjustment to present value	27,063
Monetary variations	112,890
Payments	(108,225)
Balance as of December 31, 2022	937,542

25.2 Nominal value and present value of accounts payable related to concessions

Consolidated	Nominal value	Present value
2023	115,062	105,003
2024	115,106	94,974
2025	114,304	85,101
2026	114,036	76,626
After 2026	1,583,477	575,838
	2,041,985	**937,542**

26. Right-of-use Asset and Lease Liability

26.1 Right-of-use asset

Consolidated	Balance as of January 1, 2022	Additions	Remeasurement adjustment	Amorti-zation	Loss on disposal	Balance as of December 31, 2022
Real estate	120,929	25,365	2,405	(10,679)	(1,531)	136,489
Vehicles	67,833	87,644	2,755	(45,044)	(170)	113,018
Equipment	15,294	3,986	1,536	(8,943)	-	11,873
	204,056	**116,995**	**6,696**	**(64,666)**	**(1,701)**	**261,380**

Consolidated	Balance as of January 1, 2021	Additions	Remeasurement adjustment	Amorti-zation	Loss on disposal	Others (a)	Balance as of December 31, 2021
Real estate	23,384	87,921	10,748	(10,053)	(13,079)	22,008	120,929
Vehicles	90,316	7,920	2,255	(33,000)	(142)	484	67,833
Equipment	18,821	2,424	612	(6,695)	(1,239)	1,371	15,294
	132,521	**98,265**	**13,615**	**(49,748)**	**(14,460)**	**23,863**	**204,056**

(a) Reclassification to Assets classified as held for sale (Note 39) and effect of business combination.

26.2 Lease liability

26.2.1 Changes in lease liability

		Parent Company	Consolidated
Balance as of January 1, 2021		986	138,361
Effect of acquisition of control of Vilas Complex		-	22,381
Additions		2,648	98,265
Remeasurement adjustment		26	13,615
Charges		236	13,459
Amortization - principal		(317)	(53,120)
Payment - charges		(236)	(7,145)
Loss on disposal		(85)	(14,799)
Reclassification (a)		-	1,717
Balance as of December 31, 2021		**3,258**	**212,734**
Additions		1,346	116,995
Remeasurement adjustment		583	6,696
Charges		413	20,462
Amortization - principal		(378)	(60,200)
Payment - charges		(413)	(21,151)
Loss on disposal		-	(1,780)
Balance as of December 31, 2022		**4,809**	**273,756**
	Current	436	64,870
	Noncurrent	4,373	208,886

(a) Reclassification to Assets classified as held for sale (Note 39).

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 14.87% p.a.

26.2.2 Maturity of noncurrent installments

2024	51,452
2025	33,745
2026	34,241
2027	10,196
2028	9,845
After 2029	169,140
Undiscounted amounts	**308,619**
Imputed interest	(99,733)
Lease liabilities balance	**208,886**

26.2.3 Potential PIS/Cofins recoverable rights

The following table shows the potential PIS/Cofins recoverable rights embedded in the leasing consideration, according to the expected payment periods.

Cash Flows	Nominal value	Present value
Lease consideration	439,629	273,756
Potencial Pis/Cofins	**33,321**	**21,593**

26.3 Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) / IFRS 16 and the amount that would be recorded considering forecast inflation:

Consolidated	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	273,756	322,949	17.97%
Right to use assets	261,380	295,521	13.06%
Financial expense	20,356	25,061	23.11%
Amortization expense	64,666	70,005	8.26%

26.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 31.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	12.31.2022
Commitments from leases and rentals	11,753	50,444	250,757	312,954

26.5 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 12.31.2022
Facilities sharing	1,393	5,572	18,480	25,445

27. Other Accounts Payable

Consolidated	12.31.2022	12.31.2021
Fair value in the purchase and sale of power (Note 34.2.12)	738,703	545,468
Generation deviation - wind projects (Note 34.2.11)	184,813	108,031
Payments/returns to consumers	50,652	45,579
Public lighting rate collected	52,520	32,895
Aneel Order No. 084/2017 provision	38,145	34,113
Obligations to customers in gas sales operations (a)	33,223	35,130
Financial offset for the use of water resources	28,511	12,066
Pledges in guarantee	29,924	35,285
Acquisition of equity interest	294	46,361
Other liabilities	90,068	75,364
	1,246,853	**970,292**
Current	**601,619**	**370,383**
Noncurrent	**645,234**	**599,909**

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

28. Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11, are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company and its subsidiaries are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

On February 8, 2023, when analyzing and judging Topics 881 and 885 of general repercussion (generally binding decision), the STF understood that a final and unappealable decisions (the so-called “res judicata”) on taxes paid on ongoing basis loses its effects if the STF decides otherwise on a constitutionality-related action or an appeal for which it hands down a generally binding decision, since according to the legislation and case law, a decision, even if res judicata, should only produce effects whilst the factual and legal framework which justified it lasts. The Company has no lawsuits that meet the requirements defined by the STF. Therefore, there are no impacts on its financial statements.

28.1 Change in provision for legal claims

Parent company	Balance as of January 1, 2022	Additions	Income Reversals	Settlements	Balance as of December 31, 2022
Tax					
Cofins	110,059	15,109	(1,604)	-	123,564
Others	34,149	1,674	-	(152)	35,671
	144,208	16,783	(1,604)	(152)	159,235
Labor	2,437	1,529	-	(452)	3,514
Employee benefits	587	2,338	(2,180)	-	745
Civil	175,356	467,013	(1,421)	-	640,948
Regulatory	25,174	-	(25,174)	-	-
	347,762	487,663	(30,379)	(604)	804,442

Parent company	Balance as of January 1, 2021	Additions	Income Reversals	Settlements	Balance as of December 31, 2021
Tax					
Cofins	107,148	4,123	(1,212)	-	110,059
Others	29,405	4,744	-	-	34,149
	136,553	8,867	(1,212)	-	144,208
Labor	2,466	688	(336)	(381)	2,437
Employee benefits	-	587	-	-	587
Civil	163,940	38,445	-	(27,029)	175,356
Regulatory	21,373	3,801	-	-	25,174
	324,332	52,388	(1,548)	(27,410)	347,762

Consolidated		Income						
		Provision for litigations		Construction cost				
	Balances as of January 1, 2022	Additions	Reversals	Additions	Additions to assets	Settlements	Transfers/ Others	Balances as of December 31, 2022
Tax								
Cofins	110,059	15,109	(1,604)	-	-	-	-	123,564
Others	71,056	23,705	(820)	-	-	(9,764)	(5,991)	78,186
	181,115	38,814	(2,424)	-	-	(9,764)	(5,991)	201,750
Labors	569,756	108,902	(2,778)	-	-	(139,416)	-	536,464
Employee benefits	37,148	13,270	(19,672)	-	-	(620)	-	30,126
Civil								
Civil and administrative claims	433,437	592,796	(3,925)	-	-	(67,055)	2,858	958,111
Easements	138,069	3,594	(90)	(722)	627	(2,754)	-	138,724
Expropriations and property	125,028	2,195	(8,113)	4,305	36,924	(5,427)	-	154,912
Customers	3,755	2,113	(630)	-	-	(1,488)	-	3,750
Environmental	5,902	497	(1,130)	-	-	-	-	5,269
	706,191	601,195	(13,888)	3,583	37,551	(76,724)	2,858	1,260,766
Regulatory	103,155	5,137	(84,111)	-	-	(15,688)	-	8,493
	1,597,365	767,318	(122,873)	3,583	37,551	(242,212)	(3,133)	2,037,599

Consolidated		Income						
		Provision for litigations		Construction cost			Transfers/ Others	Balances as of
	Balances as of January 1, 2021	Additions	Reversals	Additions/(Rev.)	Additions to assets	Settlements	(a)	December 31, 2021
Tax								
Cofins	107,148	4,123	(1,212)	-	-	-	-	110,059
Others	66,725	10,046	(205)	-	-	(127)	(5,383)	71,056
	173,873	14,169	(1,417)	-	-	(127)	(5,383)	181,115
Labors	596,248	94,845	(21,647)	-	-	(105,777)	6,087	569,756
Employee benefits	52,401	4,685	(19,623)	-	-	(761)	446	37,148
Civil								
Civil and administrative claims	387,895	129,730	(9,218)	-	-	(74,989)	19	433,437
Easements	111,553	1,616	-	15,702	36,771	(27,573)	-	138,069
Expropriations and property	133,888	680	(15,031)	(7,268)	12,943	(184)	-	125,028
Customers	3,973	895	(706)	-	-	(407)	-	3,755
Environmental	7,174	4,992	(4,964)	-	-	-	(1,300)	5,902
	644,483	137,913	(29,919)	8,434	49,714	(103,153)	(1,281)	706,191
Regulatory	88,699	20,694	(5,971)	-	-	(267)	-	103,155
	1,555,704	272,306	(78,577)	8,434	49,714	(210,085)	(131)	1,597,365

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 39).

28.2 Details of provisions for legal claims and contingent liabilities

The following table shows the details of the provisions for legal claims recorded and, in addition, the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation.

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Tax									
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	123,564	110,059	9,550	7,914	123,564	110,059	9,550	7,914
INSS	Tax requirements related to the social security contribution.	30,899	29,813	56,479	107,840	30,899	29,813	56,790	107,840
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	-	-	47,843	45,602	2,100	1,721	53,682	77,058
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	-	-	-	-	4,035	-	24,930	43,346
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	4,738	-	645	-	9,332	-	152,113	118,981
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	-	-	181	170	56,731	83,536
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	34	4,336	63,292	6,404	31,639	39,352	149,518	122,314
		159,235	**144,208**	**177,809**	**167,760**	**201,750**	**181,115**	**503,314**	**560,989**
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	**3,514**	**2,437**	**2,479**	**3,806**	**636,374**	**589,758**	**378,737**	**275,230**
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	**746**	**587**	**311**	**-**	**30,126**	**37,148**	**12,716**	**3,624**
Regulatory									
Aneel Order nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	-	25,174	-	-	-	82,670	-	-
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	-	-	-	-	1,130,845	1,066,486
Colider exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colider HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	-	-	-	-	320,044	295,931
Other	Aneel's notifications about possible breaches of regulatory standards	-	-	-	-	8,493	20,485	45,718	38,099
		-	**25,174**	**-**	**-**	**8,493**	**103,155**	**1,496,607**	**1,400,516**

(continued)

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Civil									
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	-	-	-	-	73,366	79,092	71,237	68,104
Arbitration	Arbitration protected by secrecy and confidentiality, in the early stage of award settlement.	629,056	165,158	338,779 (a)	670,704	629,056	165,158	338,779 (a)	670,704
PIS / Cofins credit	Contingent liability related to the allocation of PIS and Cofins tax credits recognized by the Company. With the enactment of Law No. 14,385/2022, the Management of Copel and its legal advisors reassessed the risk and Copel DIS recorded the provision, as detailed in Note 12.2.1.	-	-	-	-	-	-	-	1,775,347
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	11,831	10,198	5,681	6,639	154,550	131,519	549,115	383,597
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants. The execution of the sentence began without the previously determined accounting expertise. In the 1st degree, Copel challenged the execution and presented an insurance policy as a guarantee until a decision on the performance of an expert examination and excess of the value. As there was still no favorable position on the merits, the risk was reassessed with a change in the provisioned balance.	-	-	-	-	101,076	57,663	98,940	29,592
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	61	-	-	-	138,841	138,075	31,063	29,100
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	-	-	-	-	154,943	93,679	38,030	70,198
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant, settled in the second quarter of 2022.	-	-	-	-	-	31,348	-	-
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	-	-	-	-	3,758	3,755	1,911	3,964
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the installation and Operating Licenses.	-	-	-	-	5,266	5,902	216,380	206,647
		640,948	**175,356**	**344,460**	**677,343**	**1,260,856**	**706,191**	**1,345,455**	**3,237,253**
		804,442	**347,762**	**525,059**	**848,709**	**2,037,589**	**1,597,365**	**3,736,829**	**5,477,612**

(a) refers to the estimate of possible loss of a total, monetarily restated, of R$2,966,787 of the plaintiff's claim.

29. Equity

29.1 Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders' meetings. Preferred shares have two classes "A" and "B" and have restricted voting rights as per § 7 of article 5 of the Bylaws. According to Article 17 and following paragraphs of Federal Law No. 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares. Class "A" preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.a. (non-cumulative), calculated based on the capital represented by this class of shares. Class "B" preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted profit or loss for the year, pursuant to the corporate legislation and to the Company's Bylaws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class "B" have priority only over the common shares and are only paid out of the remaining profits payment of priority dividends of class "A" shares.

On December 31, 2022, paid in capital is R$10,800,000 (R$10,800,000 as of December 31, 2021). Its composition by shares (without par value) and the main shareholders are shown below, already considering the number of shares updated after the split and the conversion period of the UNITs Program ratified and approved by Management in 2021:

12.31.2022							Number of shares in units	
	Common		Class "A" Preferred		Class "B" preferred		Total	
	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	734,298,319	69.66	-	-	115,945,012	6.90	850,243,331	31.07
BNDESPAR	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Free float:								
B3	137,163,852	13.02	674,880	21.58	905,448,728	53.92	1,043,287,460	38.13
NYSE	32,642,912	3.10	-	-	130,571,648	7.78	163,214,560	5.96
Latibex	222,167	0.02	-	-	1,796,243	0.11	2,018,410	0.07
Other shareholders	18,601,648	1.76	2,453,120	78.42	927,411	0.05	21,982,179	0.81
	1,054,090,460	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**2,736,553,750**	**100.00**

12.31.2021							Number of shares in units	
	Common		Class "A" Preferred		Class "B" preferred		Total	
	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	734,304,512	69.66	-	-	115,969,784	6.91	850,274,296	31.07
BNDESPAR	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Free float:								
B3	126,653,784	12.02	661,760	21.16	863,944,649	51.44	991,260,193	36.23
NYSE	43,115,100	4.09	-	-	172,460,400	10.27	215,575,500	7.88
Latibex	228,667	0.02	-	-	1,782,043	0.11	2,010,710	0.07
Other shareholders	18,626,835	1.77	2,466,240	78.84	532,166	0.03	21,625,241	0.79
	1,054,090,460	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**2,736,553,750**	**100.00**

29.2 Legal reserve and profit retention reserve

The legal reserve is constituted based on 5% of the net income for the year, before any allocation, limited to 20% of the share capital.

The profit retention reserve aims to cover the Company's investment program, pursuant to article 196 of Law 6,404/1976. It is constituted by retaining the remainder of net income for the year, after constituting the legal reserve and proposing interest on own capital and dividends.

29.3 Proposed dividend distribution

Parent Company	12.31.2022	12.31.2021
Calculation basis for dividends		
Net income for the year	1,112,007	4,952,573
Legal Reserve (5%)	(55,600)	(247,629)
Realization of equity evaluation adjustment	36,513	46,575
	1,092,920	**4,751,519**
Proposed dividends		
Interest on own capital - gross value	970,000	522,809
Interim dividends	-	1,197,003
Dividends - PNA shares	258	-
Additional proposed dividends (a)	-	1,368,675
	970,258	**3,088,487**
Gross value of dividends per class of shares:		
Ordinary shares	357,961	1,120,747
Class "A" preferred shares	1,407	3,658
Class "B" preferred shares	610,890	1,964,082
Gross value of dividends per share:		
Ordinary shares	0.33393	1.06323
Class "A" preferred shares	0.44976	1.16956
Class "B" preferred shares	0.36732	1.16956
Gross value of dividends per share - Units (b)	1.80322	5.74147

(a) In April 2022 the General Assembly resolved to pay the proposed additional dividend, which occurred in June 2022.
(b) The Units are made up of 1 Ordinary share and 4 Class "B" preferred shares.

Pursuant to the legal and statutory provisions in force and management's resolution, the basis for calculating dividends is obtained from the adjusted net income that corresponds to the net income for the year less the portion allocated to the legal reserve, plus the realization amount of equity adjustments for the year.

According to the Company's Dividend Policy, regular dividend calculation will be based on the Financial Leverage Ratio defined at the end of each fiscal year. For an index below 1.5, the dividend corresponds to 65% of the adjusted net income; for an index between 1.5 and 2.7, the dividend corresponds to 50% of the adjusted net income; for an index above 2.7, the dividend corresponds to 25% of the adjusted net income (mandatory minimum). These amounts, except for the mandatory minimum dividend, will be limited to the cash flow available for the same fiscal year, equivalent to the cash flow from operating activities, less net cash flow used in investing activities. Management may also propose extraordinary dividends, limited to balance of the Company's distributable profit reserves, conditioned to resolution and approval in Shareholders' Meeting, after hearing the Supervisory Board.

The 205th Special General Meeting, held on November 21, 2022, approved, in accordance with the Corporate Bylaws and the Dividend Policy, the distribution of R$970,000 in the form of Interest on own capital - JSCP, as follows: R$79,000 from net income for the first half of 2022 and R$891,000 from the retained profits reserve. These JSCP amounts, net of taxes, are classified as mandatory dividends for 2022, according to the criteria established in article 88 of the Company's Corporate Bylaws, and the difference is considered both for payment of regular dividends for 2022 and for extraordinary dividends provided for in the Company's Dividend Policy. Additionally, on December 31, 2022, R$303 were recorded to supplement the priority dividends for class "A" preferred shares (PNA), in compliance with Copel's Articles of Incorporation determinations. Of the R$970,303, R$600,000 were paid on November 30, 2022. The payment date of R$370,303 will be defined at the 68th General Shareholders' Meeting to be held in April 2023.

29.4 Equity valuation adjustments

Fair values of fixed assets - deemed costs - were recognized on the first-time adoption of IFRS. The line item "Equity value adjustments" was the balancing item of this adjustment, net of deferred income tax and social contribution. The realization of such adjustments is recorded in the retained earnings line item, to the extent of the depreciation or possible disposal of the measured fixed assets.

Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item.

	Parent company	Consolidated
Balance as of January 1, 2021	**353,349**	**353,349**
Actuarial liabilities		
Post employment benefits	(3,257)	246,626
Taxes on adjustments	1,107	(93,881)
Post employment benefits - equity, net of taxes.	154,751	-
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(70,569)
Taxes on adjustments	-	23,994
Deemed cost of fixed assets - equity, net of taxes	(46,575)	-
Actuarial liability - investiment realization	(33,205)	(33,205)
Attributed to non-controlling interest	-	**(144)**
Balance as of December 31, 2021	**426,170**	**426,170**
Actuarial liabilities		
Post employment benefits	(11,336)	291,740
Taxes on adjustments	3,854	(88,548)
Post employment benefits - equity, net of taxes.	209,991	-
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(55,322)
Taxes on adjustments	-	18,809
Deemed cost of fixed assets - equity, net of taxes	(36,513)	-
Actuarial gain - realization (a)	(3,541)	(3,541)
Other adjustments		
Gains on financial assets - subsidiaries	-	10,295
Taxes on other adjustments	-	(3,500)
Gains on financial assets - equity, net of taxes	4,757	-
Attributed to non-controlling interest	-	**(2,721)**
Balance as of December 31, 2022	**593,382**	**593,382**

(a) realization of Copel SER's actuarial gain after the transfer of all employees to Copel's other wholly-owned subsidiaries.

29.5 Earnings per share - basic and diluted

Parent company	Continuing operations	Total 12.31.2022	Continuing operations	Discontinued operations	Total 12.31.2021
Basic and diluted numerator					
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:					
Common shares	409,399	409,399	1,417,379	482,241	1,899,620
Class "A" preferred shares	1,575	1,575	4,478	1,430	5,908
Class "B" preferred shares	701,033	701,033	2,345,340	701,705	3,047,045
	1,112,007	**1,112,007**	**3,767,197**	**1,185,376**	**4,952,573**
Basic and diluted denominator					
Weighted average of shares (in thousands):					
Common shares	1,054,090,460	1,054,090,460	1,176,755,935	1,176,755,935	1,176,755,935
Class "A" preferred shares	3,128,000	3,128,000	3,171,194	3,171,194	3,171,194
Class "B" preferred shares	1,679,335,290	1,679,335,290	1,556,626,621	1,556,626,621	1,556,626,621
	2,736,553,750	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders					
Common shares	0.38839	0.38839	1.20448	0.40981	1.61429
Class "A" preferred shares	0.50343	0.50343	1.41173	0.45079	1.86252
Class "B" preferred shares	0.41745	0.41745	1.50668	0.45079	1.95747

30. Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue 12.31.2022	12.31.2021
Electricity sales to final customers	11,392,957	(865,989)	(2,042,838)	(974,093)	-	7,510,037	7,237,677
Electricity sales to distributors	4,644,150	(650,271)	(18,876)	(62,086)	-	3,912,917	6,051,854
Use of the main distribution and transmission grid	9,843,657	(784,691)	(1,595,850)	(2,634,275)	-	4,828,841	5,295,074
Construction income	2,176,158	-	-	-	-	2,176,158	1,951,559
Fair value of assets from the indemnity for the concession	89,941	-	-	-	-	89,941	142,642
Distribution of piped gas	1,669,588	(121,925)	(288,104)	-	(63)	1,259,496	712,267
Result of sectorial financial assets and liabilities	1,847,863	(170,927)	-	-	-	1,676,936	2,270,859
Other operating revenue	534,325	(54,579)	-	-	(6,351)	473,395	322,355
	32,198,639	(2,648,382)	(3,945,668)	(3,670,454)	(6,414)	21,927,721	23,984,287

The reduction in Electricity sales to distributors revenue is mainly due to the reduction in dispatches from the UEGA thermoelectric plant, in view of the improvement in the hydrological scenario.

30.1 Revenue by type and/or class of customers

Consolidated	12.31.2022	12.31.2021
Electricity sales to final customers	**11,392,957**	**12,296,456**
Residential	3,441,726	4,098,156
Industrial	954,280	1,230,945
Trade, services and other activities	1,930,820	2,202,475
Rural	768,128	873,560
Public entities	262,000	276,383
Public lighting	253,758	339,524
Public service	351,613	400,341
Free consumers	2,692,303	2,203,320
Donations and grants	738,329	671,752
Electricity sales to distributors	**4,644,150**	**7,034,152**
Bilateral contracts	2,923,509	2,390,859
Regulated contracts	1,033,405	1,026,124
Electric Energy Trade Chamber - CCEE	568,797	3,482,687
Effective interest - grant bônus (Note 9.3)	118,439	134,482
Use of the main distribution and transmission grid	**9,843,657**	**10,088,231**
Residential	2,899,387	3,011,507
Industrial	1,174,082	1,456,377
Trade, services and other activities	1,735,174	1,771,496
Rural	662,963	623,280
Public entities	231,753	205,247
Public lighting	195,319	213,433
Public service	218,738	214,501
Free consumers	1,819,152	1,440,922
Concessionaires and generators	86,160	79,493
Operating and maintenance income - O&M and interest income	820,929	1,071,975
Construction income	**2,176,158**	**1,951,559**
Power distribution service concession	2,048,022	1,700,889
Power gas distribution service concession	12,024	11,222
Power transmission concession (a)	116,112	239,448
Fair value of assets from the indemnity for the concession	**89,941**	**142,642**
Distribution of piped gas	**1,669,588**	**950,850**
Result of sectorial financial assets and liabilities	**1,847,863**	**2,502,324**
Other operating revenue	**534,325**	**358,997**
Leasing and rent (30.2)	374,801	253,049
Fair value in the purchase and sale of power	32,747	-
Income from rendering of services	59,048	91,932
Other income	67,729	14,016
GROSS OPERATING REVENUE	**32,198,639**	**35,325,211**
(-) Pis/Pasep and Cofins	(2,648,382)	(2,839,713)
(-) ICMS (VAT)	(3,945,668)	(4,984,945)
(-) Service tax (ISSQN)	(6,414)	(7,509)
(-) Sectorial charges (30.3)	(3,670,454)	(3,508,757)
NET OPERATING REVENUE	**21,927,721**	**23,984,287**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3

30.2 Leases and rentals

30.2.1 Revenue from leases and rentals

Consolidated	12.31.2022	12.31.2021
Equipment and structures	373,036	251,953
Facilities sharing	1,529	738
Real estate	236	358
	374,801	253,049

30.3 Regulatory charges

Consolidated	12.31.2022	12.31.2021
Energy Development Account - "CDE " - Power distribution service concession (30.3.1)	2,670,262	1,737,716
Other charges - rate flags (30.3.2)	724,414	1,480,361
Research and development and energy efficiency - R&D and EEP	154,138	191,006
Global Reversion Reserve - RGR quota	42,103	44,372
Energy Development Account - "CDE " - Power transmission concession	65,460	42,973
Inspection fee	14,077	12,329
	3,670,454	3,508,757

30.3.1 Energy Development Account - CDE - power distribution concession

CDE, created by Law no. 10438/2002, amended by Law No. 12783/2013, which aims to promote energy development in the national territory, has as one of its fund sources the tariff charge attributed to end consumers in the tariff processes and periodically paid by the distributor. Annual charge amounts are defined by Aneel through approval resolutions and managed by CCEE.

As of June 2021, the Company began paying CDE Covid Account amounts provided for in Decision No. 939/2021, in the monthly amount of R$29,032, to repay the loan transaction taken out by CCEE, which intended to cover deficits or anticipate distributor revenues. The repayment will be made over 54 months, from June 2021 to December 2025.

On February 24, 2023, Aneel published Decision No. 510, which confirmed the specific amounts of CDE water shortage (Note 8.1) for payment of the financial transaction contracted to cover the additional costs demanded in the water crisis period, according to Regulatory Resolution No. 1008/2022. The monthly amount determined for Copel DIS is R$6,454, to be paid to CCEE as of June 2023.

The balance is as follows:

Resolutions	Period	12.31.2022	12.31.2021
"CDE USO" (a)	Quotas	2,321,875	1,534,490
	Covid Account (b)	183,444	107,009
		2,505,319	**1,641,499**
"CDE ENERGIA" (b)	Covid Account	164,943	96,217
		2,670,262	**1,737,716**

(a) "CDE Uso": Resolution No. 3,034/2022 (may-dec/22), Resolution No. 3,004/2021 (jan-apr/22); Resolution No. 2,814/2020 and Aneel Technical Note No. 12/2021 (jan-feb/21); Resolution No. 2,834/2021 (mar-dec/21).

(b) "CDE Uso" e "CDE Energia" - Covid Account: Order No. 939/2021.

30.3.2 Tariff flag

The tariff flag system was created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, to indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation.

The water crisis scenario prevailed from September 2021 to April 2022, with the application of red flag and water shortage modalities to cover the higher energy generation costs. From May to December 2022, after improving water conditions, application of the green flag prevailed, with no increase in energy bills.

30.4 Copel DIS annual tariff adjustment

Aneel ratified the result of the 2022 Annual Tariff Adjustment of Copel Distribuição through Approval Resolution No. 3,049, of June 21, 2022, authorizing an average readjustment of 4.90% perceived by consumers (9.89% in the readjustment of June 2021), and which was fully applied to tariffs as of June 24, 2022, with the average readjustment for high voltage consumers being 9.32% and 2.68% for low voltage consumers (respectively, 9.57 % and 10.04% in 2021).

31. Operating Costs and Expenses

Parent company	General and administrative expenses	Other operational income (expenses), net	12.31.2022	12.31.2021
Manageable costs and expenses				
Personnel and management (31.2)	(38,207)	-	(38,207)	(72,198)
Pension and healthcare plans (Note 22.3)	(6,685)	-	(6,685)	(4,065)
Materials	(864)	-	(864)	(441)
Third-party services	(38,794)	-	(38,794)	(23,896)
Credit losses, provisions and reversals (31.4)	-	(441,160)	(441,160)	(76,374)
Other operational income (expenses)	(25,732)	680	(25,052)	(33,226)
	(110,282)	**(440,480)**	**(550,762)**	**(210,200)**
Other				
Depreciation and amortization	(1,383)	(1,121)	(2,504)	(2,316)
	(111,665)	**(441,601)**	**(553,266)**	**(212,516)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operational expenses, net	12.31.2022	12.31.2021
Non-manageable costs and expenses						
Electricity purchased for resale (31.1)	(8,096,910)	-	-	-	(8,096,910)	(9,503,743)
Charge of the main distribution and transmission grid	(2,520,527)	-	-	-	(2,520,527)	(2,501,641)
Materials and supplies for power electricity	(120,409)	-	-	-	(120,409)	(1,854,948)
Natural gas and supplies for gas business	(939,516)	-	-	-	(939,516)	(506,065)
	(11,677,362)	-	-	-	**(11,677,362)**	**(14,366,397)**
Manageable costs and expenses						
Personnel and management (31.2)	(683,018)	(6,637)	(337,207)	-	(1,026,862)	(1,550,857)
Pension and healthcare plans (Note 22.3)	(181,080)	(1,028)	(84,073)	-	(266,181)	(248,773)
Materials	(80,822)	(7)	(11,618)	-	(92,447)	(69,822)
Third-party services (31.3)	(600,781)	(5,784)	(194,178)	-	(800,743)	(706,599)
Credit losses, provisions and reversals (31.4)	(84,387)	(125,132)	-	(621,697)	(831,216)	(184,990)
Other operational costs and expenses, net (31.6)	(253,486)	(48,150)	(119,162)	(113,696)	(534,494)	(365,285)
	(1,883,574)	**(186,738)**	**(746,238)**	**(735,393)**	**(3,551,943)**	**(3,126,326)**
Other						
Depreciation and amortization	(1,218,259)	(2)	(57,483)	(25,238)	(1,300,982)	(1,082,539)
Construction cost (31.5)	(2,149,212)	-	-	-	(2,149,212)	(1,899,844)
	(3,367,471)	**(2)**	**(57,483)**	**(25,238)**	**(3,450,194)**	**(2,982,383)**
	(16,928,407)	**(186,740)**	**(803,721)**	**(760,631)**	**(18,679,499)**	**(20,475,106)**

31.1 Electricity purchased for resale

Consolidated	12.31.2022	12.31.2021
Purchase of Energy in the Regulated Environment - CCEAR	3,538,507	3,872,427
Itaipu Binacional	1,460,955	1,787,691
Electric Energy Trade Chamber - CCEE	370,207	1,673,116
Bilateral contracts	2,609,713	2,578,241
Program for incentive to alternative energy sources - Proinfa	437,461	271,435
Micro and mini generators	675,804	360,371
Fair value in the purchase and sale of power	-	35,818
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(995,737)	(1,075,356)
	8,096,910	9,503,743

31.2 Personnel and management

	Parent company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Personnel				
Salaries and management fees	21,684	12,842	655,094	691,660
Social charges on payroll	7,110	4,270	217,267	227,381
Meal and education allowance	1,787	2,258	98,963	102,957
Voluntary retirement program	(2,344)	33,254	(9,315)	139,232
	28,237	**52,624**	**962,009**	**1,161,230**
Management				
Salaries and management fees	7,698	4,708	18,717	18,118
Social charges on payroll	1,891	1,062	3,872	3,832
Other expenses	87	87	256	254
	9,676	**5,857**	**22,845**	**22,204**
Provisions for performance and profit sharing of employees and administrators	**294**	**13,717**	**42,008**	**367,423**
	38,207	72,198	1,026,862	1,550,857

31.3 Third party services

Consolidated	12.31.2022	12.31.2021
Maintenance of electrical system	338,283	319,162
Maintenance of facilities	97,216	103,726
Communication, processing and transmission of data	91,713	64,772
Consumer service / call center	83,203	66,733
Meter reading and bill delivery	53,660	52,831
Consulting and audit	53,344	38,832
Other services	83,324	60,543
	800,743	706,599

31.4 Credit losses, provisions and reversals

	Parent company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Provision for legal claims (Note 28)	445,432	47,712	626,602	190,071
Impairment of assets				
Power generation concession contract	-	-	9,061	(2,604)
Gas operations (Note 11.1)	-	-	1,629	15,688
Property, plant and equipment - generation segment	-	-	73,697	(147,938)
Expected credit losses (Trade accounts and Other receivables)	-	-	125,132	125,226
Tax credits estimated losses (reversal of losses)	-	-	(4,905)	4,547
Provision (reversal) for losses on equity interests	(4,272)	28,662	-	-
	441,160	76,374	831,216	184,990

31.5 Construction costs

Consolidated	12.31.2022	12.31.2021
Materials	1,229,643	1,088,808
Third party services	704,105	626,540
Personnel	171,369	155,182
Other	44,095	29,314
	2,149,212	1,899,844

31.6 Other operating costs and expenses, net

Consolidated	12.31.2022	12.31.2021
Financial offset for the use of water resources	142,270	85,545
Taxes	61,856	43,308
Net losses (gains) in the decommissioning and disposal of assets	58,260	(61)
Collection charge	47,923	50,371
Insurance	42,460	33,678
Leasing and rent	39,128	21,067
Fair value of power generation concession assets	26,451	-
Aneel inspection fee	17,332	16,892
Compensation	14,703	48,679
Donations, contributions, grants, tax incentives (a)	8,117	41,152
Advertising and publicity		
Associação das Emissoras de Radiodifusão do Paraná - AERP	11,789	11,400
Publicity	10,593	11,953
Sponsorship	2,620	897
Talento Olímpico Paranaense - TOP	4,665	4,750
Other net income, costs and expenses	46,327	(4,346)
	534,494	365,285

(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

32. Financial Results

	Parent company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2022
Financial income				
Interest and monetary variation of CRC transfer (a)	-	255,777	-	255,777
Arrears charges on bills	-	-	274,308	326,217
Return on financial investments	33,949	50,949	463,255	163,888
Remuneration of net sectorial assets and liabilities (Note 8)	-	-	146,753	35,902
Monetary variation over the Itaipu power purchase	-	-	43,946	30,043
Recognition of tax credit (Note 12.2.1)	-	-	33,908	21,640
Exchange variation on loan collateral	-	-	-	9,243
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	-	-	2,720	5,373
Other financial income	26,123	12,765	109,800	125,594
(-) Pis/Pasep and Cofins taxes on financial income	(2,414)	(14,682)	(41,853)	(41,628)
	57,658	**304,809**	**1,032,837**	**932,049**
(-) Financial expenses				
Monetary and exchange variation and debt charges	77,543	67,210	1,479,057	855,814
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	-	-	142,673	200,629
PIS/Pasep/Cofins taxes on interest on capital	107,720	34,382	107,720	34,382
Interest on R&D and EEP (Note 24.1)	-	-	34,644	14,814
Monetary variation over the Itaipu power purchase	-	-	27,584	58,814
Remuneration of net sectorial assets and liabilities (Note 8)	-	-	11,208	3,744
Derivatives fair value - forward contract	-	-	2,907	20,401
Interest and monetary variation of CRC transfer (a)	-	1,787	-	1,788
Other financial expenses	(7,888)	8,953	181,711	69,024
	177,375	**112,332**	**1,987,504**	**1,259,410**
	(119,717)	**192,477**	**(954,667)**	**(327,361)**
(-) Update of provision for destination of PIS and Cofins credits (Note 12.2.1)	-	-	1,011,370	-
Net	**(119,717)**	**192,477**	**(1,966,037)**	**(327,361)**

(a) The balance of the Account for Compensation of Income and Losses - CRC was settled by the Paraná State Government on August 10,2021, as detailed in Note 8 of the Financial Statements of December 31,2021.

33. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-makers responsible for allocating funds and assessing performance.

33.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until December 31, 2022, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2022.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of these financial statements.

33.2 Company's reportable segments

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding and Services - its attribution is the provision of services and participation in other companies.

33.3 Assets by reportable segment

ASSETS	Electric Energy			GAS	Holding and Services	Intersegment operations	Consolidated
12.31.2022	GET	DIS	COM				
TOTAL ASSETS	**24,917,856**	**20,538,815**	**1,808,971**	**1,083,713**	**2,244,405**	**(890,060)**	**49,703,700**
CURRENT ASSETS	**3,237,725**	**4,937,240**	**990,867**	**282,714**	**1,311,618**	**(1,432,915)**	**9,327,249**
NONCURRENT ASSETS	**21,680,131**	**15,601,575**	**818,104**	**800,999**	**932,787**	**542,855**	**40,376,451**
Long term assets	6,819,202	8,200,557	809,498	59,505	732,365	(178,982)	16,442,145
Investments	3,163,152	534	-	-	162,045	-	3,325,731
Property, plant and equipment	10,054,763	-	541	-	14,164	-	10,069,468
Intangible assets	1,559,776	7,257,827	6,193	726,107	5,987	721,837	10,277,727
Right-of-use asset	83,238	142,657	1,872	15,387	18,226	-	261,380

ASSETS	Electric Energy			GAS	Holding and Services	Reclassi-fications (a)	Intersegment operations	Consolidated
12.31.2021	GET	DIS	COM					
TOTAL ASSETS	**24,844,335**	**20,804,701**	**1,519,017**	**827,901**	**3,243,736**	**(1,451,159)**	**(250,996)**	**49,537,535**
CURRENT ASSETS	**3,316,406**	**6,448,051**	**755,227**	**355,500**	**2,356,145**	**(652,886)**	**(1,388,571)**	**11,189,872**
NONCURRENT ASSETS	**21,527,929**	**14,356,650**	**763,790**	**472,401**	**887,591**	**(798,273)**	**1,137,575**	**38,347,663**
Long term assets	6,639,545	7,664,328	757,873	362,649	694,197	(129,077)	(246,193)	15,743,322
Investments	2,887,272	540	-	-	154,322	-	-	3,042,134
Property, plant and equipment	10,123,352	-	305	-	18,934	(651,458)	651,458	10,142,591
Intangible assets	1,799,391	6,596,184	4,038	96,145	5,230	(8,202)	722,774	9,215,560
Right-of-use asset	78,369	95,598	1,574	13,607	14,908	(9,536)	9,536	204,056

(a) Reclassifications arising from the divestment process of Copel Telecomunicações (Note 39).

33.4 Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				GAS	Holding and Services	Inter-segment operations	Consolidated
	GET							
12.31.2022	GER	TRA	DIS	COM				
CONTINUING OPERATIONS								
NET OPERATING REVENUE	**4,099,740**	**1,140,734**	**13,903,300**	**4,938,368**	**1,297,034**	**8,014**	**(3,459,469)**	**21,927,721**
Net operating revenue - third-parties	1,369,563	781,448	13,866,122	4,608,702	1,293,872	8,014	-	21,927,721
Net operating revenue - between segments	2,730,177	359,286	37,178	329,666	3,162	-	(3,459,469)	-
OPERATING COSTS AND EXPENSES	**(2,766,048)**	**(303,450)**	**(13,418,798)**	**(4,814,710)**	**(1,076,181)**	**(570,344)**	**3,459,469**	**(19,490,062)**
Energy purchased for resale	(386,210)	-	(5,980,124)	(4,790,427)	-	-	3,059,851	(8,096,910)
Charges for use of the main transmission grid	(599,422)	-	(2,313,203)	-	-	-	392,098	(2,520,527)
Personnel and management	(207,684)	(123,528)	(599,121)	(12,712)	(42,166)	(41,651)	-	(1,026,862)
Pension and healthcare plans	(48,973)	(30,948)	(169,493)	(1,787)	(5,366)	(9,614)	-	(266,181)
Materials and supplies	(13,227)	(5,297)	(71,302)	(53)	(1,644)	(924)	-	(92,447)
Raw materials and supplies for generation	(123,279)	-	-	-	-	-	2,870	(120,409)
Natural gas and supplies for gas business	-	-	-	-	(939,516)	-	-	(939,516)
Third party services	(207,239)	(37,041)	(505,407)	(2,665)	(13,316)	(41,702)	6,627	(800,743)
Depreciation and amortization	(783,828)	(13,692)	(454,307)	(353)	(44,190)	(4,612)	-	(1,300,982)
Provision (reversal) for litigations	(17,503)	(951)	(162,414)	31	(24)	(445,741)	-	(626,602)
Impairment of assets	(82,758)	-	-	-	(1,629)	-	-	(84,387)
Other estimated losses, provisions and reversals	(992)	3,065	(119,481)	(1,755)	(1,064)	-	-	(120,227)
Construction cost	-	(89,166)	(2,048,022)	-	(12,024)	-	-	(2,149,212)
Provision for allocation of PIS and Cofins credits	-	-	(810,563)	-	-	-	-	(810,563)
Other operating costs and expenses, net	(294,933)	(5,892)	(185,361)	(4,989)	(15,242)	(26,100)	(1,977)	(534,494)
EQUITY IN EARNINGS OF INVESTEES	**20,370**	**450,235**	-	-	-	**7,972**	-	**478,577**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,354,062**	**1,287,519**	**484,502**	**123,658**	**220,853**	**(554,358)**	-	**2,916,236**
Financial income	210,356	58,514	593,726	32,667	56,730	87,621	(6,777)	1,032,837
Financial expenses	(669,382)	(272,287)	(752,097)	(291)	(28,290)	(271,934)	6,777	(1,987,504)
Update of provision for allocation of PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	(1,011,370)
OPERATING PROFIT (LOSS)	**895,036**	**1,073,746**	**(685,239)**	**156,034**	**249,293**	**(738,671)**	-	**950,199**
Income tax and social contribution	(241,816)	(56,354)	455,465	(47,659)	(70,092)	159,578	-	199,122
NET INCOME (LOSS)	**653,220**	**1,017,392**	**(229,774)**	**108,375**	**179,201**	**(579,093)**	-	**1,149,321**

STATEMENT OF INCOME	Electric Energy				TEL (a)	GAS	Holding and Services	Reclassi-fications (a)	Inter-segment operations	Consolidated
	GET									
12.31.2021	GER	TRA	DIS	COM						
CONTINUING OPERATIONS										
NET OPERATING REVENUES	**6,185,468**	**1,541,080**	**14,836,392**	**4,536,414**	**243,611**	**783,277**	**40,478**	**(228,379)**	**(3,954,054)**	**23,984,287**
Net operating revenue - third-parties	3,823,917	1,181,374	14,785,432	3,395,592	228,379	757,494	40,478	(228,379)	-	23,984,287
Net operating revenue - between segments	2,361,551	359,706	50,960	1,140,822	15,232	25,783	-	-	(3,954,054)	-
OPERATING COSTS AND EXPENSES	**(3,312,461)**	**(467,137)**	**(13,669,382)**	**(4,478,438)**	**(222,883)**	**(654,643)**	**(246,871)**	**81,805**	**4,055,448**	**(18,904,583)**
Energy purchased for resale	(1,279,857)	-	(7,277,499)	(4,450,586)	-	-	-	-	3,504,199	(9,503,743)
Charges for use of the main transmission grid	(524,562)	-	(2,363,451)	-	-	-	-	-	386,372	(2,501,641)
Personnel and management	(281,498)	(167,041)	(905,338)	(18,568)	(39,365)	(39,121)	(99,926)	-	-	(1,550,857)
Pension and healthcare plans	(44,166)	(27,954)	(155,774)	(1,547)	(6,289)	(5,154)	(7,889)	-	-	(248,773)
Materials and supplies	(9,863)	(4,161)	(51,722)	(17)	(965)	(3,590)	(471)	965	2	(69,822)
Raw materials and supplies for generation	(1,878,815)	-	-	-	-	-	-	-	23,867	(1,854,948)
Natural gas and supplies for gas business	-	-	-	-	-	(506,065)	-	-	-	(506,065)
Third party services	(203,823)	(30,699)	(450,752)	(2,925)	(38,690)	(13,850)	(26,147)	38,690	21,597	(706,599)
Depreciation and amortization	(616,267)	(11,431)	(406,632)	(234)	(77,901)	(41,178)	(3,515)	1,893	72,726	(1,082,539)
Provision (reversal) for litigations	(25,238)	(9,151)	(89,662)	(295)	4,845	(15,510)	(50,215)	(4,845)	-	(190,071)
Impairment of assets	150,697	(155)	-	-	5,156	(15,688)	-	(5,156)	-	134,854
Other estimated losses, provisions and reversals	(1,041)	(3,498)	(127,334)	(511)	(8,612)	2,611	(28,662)	8,612	28,662	(129,773)
Construction cost	-	(187,733)	(1,700,889)	-	-	(11,222)	-	-	-	(1,899,844)
Hydrological risk renegotiation (GSF)	1,570,543	-	-	-	-	-	-	-	-	1,570,543
Other operating costs and expenses, net	(168,571)	(15,314)	(140,329)	(3,756)	(61,062)	(5,876)	(30,046)	41,646	18,023	(365,285)
EQUITY IN EARNINGS OF INVESTEES	**16,596**	**338,774**	-	-	-	-	**9,944**	-	-	**365,314**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**2,889,603**	**1,412,717**	**1,167,010**	**57,976**	**20,728**	**128,634**	**(196,449)**	**(146,574)**	**101,394**	**5,446,038**
Financial income	128,461	19,542	457,697	14,151	19,183	19,422	313,617	(19,180)	(20,844)	932,049
Financial expenses	(506,541)	(160,961)	(391,228)	(211)	(44,928)	(9,605)	(211,708)	44,928	20,844	(1,259,410)
OPERATING PROFIT (LOSS)	**2,511,523**	**1,271,298**	**1,233,479**	**71,916**	**(5,017)**	**138,451**	**(94,540)**	**(120,826)**	**101,394**	**5,118,677**
Income tax and social contribution	(675,107)	(262,395)	(375,597)	(18,190)	(6,284)	(38,860)	93,879	47,648	(24,726)	(1,259,632)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**1,836,416**	**1,008,903**	**857,882**	**53,726**	**(11,301)**	**99,591**	**(661)**	**(73,178)**	**76,668**	**3,859,045**
Result of discontinued operations	-	-	-	-	-	-	1,116,379	73,178	-	1,189,557
NET INCOME (LOSS)	**1,836,416**	**1,008,903**	**857,882**	**53,726**	**(11,301)**	**99,591**	**1,115,718**	-	**76,668**	**5,048,602**

(a) TEL segment discontinued in 2021; reclassifications arising from the divestment process of Copel Telecomunicações (Note 39).

33.5 Additions to noncurrent assets by reportable segment

	Electric Energy			GAS	Holding and Services	Consolidated
12.31.2022	GET	DIS	COM			
Contract assets	-	1,848,201	-	13,955	-	**1,862,156**
Property, plant and equipment	480,852	-	290	-	4,479	**485,621**
Intangible assets	4,368	-	2,318	-	1,633	**8,319**
Right-of-use asset	17,020	91,584	227	5,408	2,756	**116,995**

	Electric Energy			TEL	GAS	Holding and Services	Consolidated
12.31.2021	GET	DIS	COM				
Contract assets	-	1,604,400	-	-	14,269	-	**1,618,669**
Property, plant and equipment	497,773	-	126	59,292	-	2,012	**559,203**
Intangible assets	5,607	-	2,300	179	-	2,289	**10,375**
Right-of-use asset	37,987	40,469	1,536	11,406	3,243	3,624	**98,265**

34. Financial Instruments

34.1 Categories and determination of fair value of financial instruments

Consolidated	Note	Level	12.31.2022		12.31.2021	
			Book value	Fair value	Book value	Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	2,678,457	2,678,457	3,472,845	3,472,845
Bonds and securities (b)	6	1	-	-	14,571	14,571
Bonds and securities (b)	6	2	431,056	431,056	346,487	346,487
Accounts receivable - distribution concession (c)	9.1 and 9.2	3	1,442,819	1,442,819	1,433,734	1,433,734
Accounts receivable - generation concession (c)	9.4	3	68,642	68,642	102,220	102,220
Derivatives fair value - forward contracts (d)	11	3	-	-	2,907	2,907
Fair value in the purchase and sale of power (d)	11	3	1,081,758	1,081,758	855,775	855,775
Other temporary investments (e)		1	15,372	15,372	14,072	14,072
Other temporary investments (e)		2	10,247	10,247	5,913	5,913
			5,728,351	**5,728,351**	**6,248,524**	**6,248,524**
Amortized cost						
Collaterals and escrow accounts (a)			157	157	182	182
Collateral and escrow deposits - STN			-	-	142,764	115,643
Trade accounts receivable (a)	7		3,451,869	3,451,869	4,515,426	4,515,426
Sectorial financial assets (a)	8		381,398	381,398	767,480	767,480
Accounts receivable - concessions - bonus from the grant (g)	9.3		766,832	866,653	730,851	828,673
			4,600,256	**4,700,077**	**6,156,703**	**6,227,404**
Fair value through other comprehensive income						
Certified Emission Reductions - CERs (j)	29.4		10,295	10,295	-	-
			10,295	**10,295**	-	-
Total financial assets			**10,338,902**	**10,438,723**	**12,405,227**	**12,475,928**
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power (d)	27	3	738,703	738,703	545,468	545,468
			738,703	**738,703**	**545,468**	**545,468**
Amortized cost						
Sectorial financial liabilities (a)	8		483,255	483,255	293,179	293,179
ICMS installment payment (f)	12.2.4		48,320	43,419	-	-
Special Tax Regularization Program - Pert (f)	12.2		404,075	340,025	421,694	361,080
PIS and Cofins to be refunded to consumers (a)	12.2.1		1,995,158	1,995,158	3,326,795	3,326,795
Accounts payable to suppliers (a)	19		2,215,470	2,215,470	2,710,984	2,710,984
Loans and financing (f)	20		4,694,957	4,171,789	3,738,269	3,313,645
Debentures (h)	21		7,887,077	7,688,396	8,240,769	8,240,769
Accounts payable related to concession (i)	25		937,542	1,051,710	903,959	1,009,867
			18,665,854	**17,989,222**	**19,635,649**	**19,256,319**
Total financial liabilities			**19,404,557**	**18,727,925**	**20,181,117**	**19,801,787**

Different levels are defined as follows:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective book values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government

c) Financial assets with fair values similar to book values (Note 4.4).

d) The fair values of assets and liabilities are equivalent to their book values (Note 4.15).

e) Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

f) The cost of the highest value of the last funding carried out by the Company, CDI + spread of 1.22%, is used as a basic assumption for the discount of the expected payment flows.

g) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).

h) Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on December 31, 2022, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.

i) The actual pre-tax discount rate of 8.65% p.a. was used, compatible with the rate estimated by the Company for long-term projects.

j) Financial assets with fair values similar to book values (Note 4.2).

34.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated Exposure to credit risk	12.31.2022	12.31.2021
Cash and cash equivalents (a)	2,678,457	3,472,845
Bonds and securities (a)	431,056	361,058
Pledges and restricted deposits linked (a)	157	142,946
Trade accounts receivable (b)	3,451,869	4,515,426
Sectorial financial assets (c)	381,398	767,480
Accounts receivable - distribution concession (c)	1,442,819	1,433,734
Accounts receivable - concessions - bonus from the grant (d)	766,832	730,851
Accounts receivable - generation concessions (e)	68,642	102,220
Other temporary investments (f)	25,619	19,985
	9,246,849	11,546,545

a) The Company manages the credit risk of its assets in accordance with the Management's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs and investments not recovered through the tariff.

d) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

e) For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, regulating the calculation of these amounts through the presentation of appraisal reports to be prepared by accredited companies. In August 2022, Copel filed with Aneel the assessment reports related to the residual values, with a base date of July 2015, for the HPP Governador Parigot de Souza - GPS and HPP Mourão - MOU, which are awaiting inspection and subsequent validation by the regulatory agency. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

f) Risk arising from the possibility of the Company incurring losses due to stock market volatility. This type of risk involves external factors and is being managed through periodic assessments of the variations in the market.

34.2.2 <u>Liquidity risk</u>

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk by relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2027 on, the 2026 indicators are repeated throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2022							
Loans and financing	Note 20	39,138	176,621	474,493	3,593,649	2,481,487	6,765,388
Debentures	Note 21	95,407	42,366	1,928,303	6,695,007	2,333,033	11,094,116
Accounts payable related to concession	Rate of return + IGP-M and IPCA	9,674	19,371	87,865	508,869	2,258,292	2,884,071
Accounts payable to suppliers	-	1,919,501	206,735	23,031	66,203	-	2,215,470
PIS and Cofins to be refunded to consumers	Note 12.2.1	-	-	387,721	1,365,327	357,912	2,110,960
Special Tax Regularization Program - Pert	Selic	4,776	9,665	45,279	282,820	170,426	512,966
ICMS installment payment	Selic	874	1,767	8,259	46,722	-	57,622
Sectorial financial liabilities	Selic	36,543	74,240	353,022	59,037	-	522,842
Lease liability	Note 26	8,146	15,893	67,566	174,725	364,729	631,059
		2,114,059	**546,658**	**3,375,539**	**12,792,359**	**7,965,879**	**26,794,494**

(a) Effective interest rate - weighted average.

As disclosed in Notes 20.4 and 21.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

34.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The effect of the exchange rate variation resulting from the power purchase agreement with Itaipu is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis to measure the impact of the devaluation of the US dollar on its financial liabilities subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$5.25) based on the median market expectation for 2023 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Foreign exchange risk	**Risk**	**12.31.2022**	**Probable**	**Scenario 1**	**Scenario 2**
Financial liabilities					
Suppliers					
Itaipu	USD appreciation	(284,930)	(1,764)	(73,437)	(145,111)
Acquisition of gas	USD appreciation	(93,696)	(580)	(24,149)	(47,718)
		(378,626)	**(2,344)**	**(97,586)**	**(192,829)**

b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market.

The Company has not entered derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 12.50%, IPCA - 5.78%, IGP-M - 4.60% and TJLP - 7.05%) estimated as market average projections for 2023 according to the Central Bank of Brazil Focus Report, except TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Interest rate risk and monetary variation	**Risk**	**12.31.2022**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Bonds and securities	Low CDI/SELIC	431,056	53,883	40,433	26,942
Collaterals and escrow accounts	Low CDI/SELIC	157	19	14	10
Sectorial financial assets	Low Selic	381,398	47,675	35,756	23,837
Accounts receivable - concessions	Low IPCA	2,209,651	127,718	95,788	63,859
Accounts receivable - generation concessions	Undefined (a)	68,642	-	-	-
		3,090,904	**229,295**	**171,991**	**114,648**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(751,673)	(93,959)	(117,449)	(140,939)
Banco Itaú	High CDI	(1,037,946)	(129,743)	(162,179)	(194,615)
BNDES	High TJLP	(1,712,943)	(120,787)	(150,983)	(181,180)
BNDES	High IPCA	(389,801)	(22,530)	(28,163)	(33,796)
Banco do Nordeste	High IPCA	(718,835)	(41,549)	(51,936)	(62,323)
Banco do Brasil - BNDES Transfer	High TJLP	(60,720)	(4,282)	(5,352)	(6,422)
Other	No risk	(23,039)	-	-	-
Debentures	High CDI/SELIC	(4,953,884)	(619,235)	(774,044)	(928,853)
Debentures	High IPCA	(2,841,725)	(164,252)	(205,315)	(246,378)
Debentures	High TJLP	(91,468)	(6,450)	(8,062)	(9,675)
Sectorial financial liabilities	High Selic	(483,255)	(60,407)	(75,509)	(90,610)
ICMS installment payment	High Selic	(48,320)	(6,040)	(7,550)	(9,060)
Special Tax Regularization Program - Pert	High Selic	(404,075)	(50,509)	(63,137)	(75,764)
Accounts payable related to concession	High IGP-M	(874,187)	(40,213)	(50,266)	(60,319)
Accounts payable related to concession	High IPCA	(63,355)	(3,662)	(4,577)	(5,493)
		(14,455,226)	**(1,363,618)**	**(1,704,522)**	**(2,045,427)**

(a) Risk assessment still requires ruling by the Concession grantor.

34.2.4 Electricity shortage risk

Most of the installed capacity in Brazil currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Between September 2020 and August 2021, the National Interconnected System - SIN presented the worst record of Affluent Natural Energies in the aggregate of its uses. The Brazilian Ministry of Mines and Energy and other sector bodies worked to maximize the thermoelectric dispatch out of the cost merit order, as well as the easing of restrictions on the system's hydroelectric operation. Additionally, considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values, it is estimated that the risk of energy shortages in 2023 and 2024 is minimized.

The energy supply guarantee criteria are currently established by the National Energy Policy Council - CNPE through Resolution 29/2019. With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.

34.2.5 Risk of Generation Scaling Factor - GSF impacts

The Energy Reallocation Mechanism - MRE is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy – (GF) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have guarantee. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding hydroelectric projects participating in the MRE.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the Regulated Contracting Environment - ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá, HPP Baixo Iguaçu, HPP Colíder and SHP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra, of the plants whose concessions were renewed in accordance with Law 12,783/2013 and the plants that renegotiated the hydrological risk in the ACR, in accordance with Law 13,203/2015. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

It should be noted that, at least conjuncturally, the GSF risks are greatly reduced due to the improvement in the hydrological scenario in 2022 concomitant with the low load growth.

34.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, with regard to the deadline for requesting the extension of concessions.

According to the mentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises, and 24 months before the end date of the contract or act of granting for thermoelectric plants. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2018, Decree No. 9.271/2018 was published, amended by Decrees No. 10.135/2019, No. 10.893/2021 and No. 11.307/2022, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditioning factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 12 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the Granting Authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Some of the generation projects of Copel had their concession period extended due to the effects of the GSF renegotiation, which established the compensation through an extension of the concession period of the plants contemplated by Law No. 13,203/2015, resulting in the approval of the extension period of the concession of these plants through of Ratifying Resolutions No. 2,919/2021 and No. 2,932/2021.

For HPP Governador Bento Munhoz da Rocha Netto - GBM (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to the subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years, as provided for in Decree No. 9.271/2018. The process of transforming Copel into a "Corporation" is underway, as described in Note 1, which will allow the Company to maintain 100% interest in the plant.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

Regarding TPP Figueira concession, which expired in March 2019, the Company awaits the conclusion of the process, which is in progress at Aneel and MME. The plant went through a modernization process that provided direct benefits such as improved energy efficiency and reduced emissions of pollutants in the atmosphere, compared to the old plant. The plant was released for commercial operation on December 7, 2022, through Order No. 3,502/2022.

According to the Law No. 14,052/2020, the Company may express its intention to extend the concession of the HPP Apucaraninha until January 2024, and the HPP Guaricana and HPP Chaminé until July and August 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Granting Authority.

Regarding the transmission concessions of Copel to expire in the next ten years, Concession Agreement No. 75/2001, referring to the Transmission line 230 kV Bateias-Jaguariaíva, will expire on August 17, 2031. Since there is still no information about the conditions for an eventual renewal, there is no position

Regarding the transmission segment, the only concession of Copel GeT to expire in the next ten years is Concession Contract no. 75/2001, referring to LT Bateias-Jaguariaíva 230 kV, which will expire on 08/17/2031.

Regarding the transmission segment, the only Copel GeT concession to expire in the next ten years is the Concession Contract No.No. 75/2001, referring to Transmission Line Bateias-Jaguariaíva 230 kV, which will expire on August 17, 2031.

Additionally, regarding the extension of transmission concession contracts, on December 29, 2022 Decree No. 11,314 was published, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel.

34.2.7 Risk of non-renewal of concessions - distributions of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

On November 17, 2020, Aneel approved Normative Resolution No. 896, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

According to Aneel Technical Note No. 068/2021 and Authorizing Resolution No. 10,231/2021, as of 2022 the quality targets will become the indicators DEC (System Average Interruption Duration Index) and FEC (Customer Average Interruption Duration Index).

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation on distribution of dividends and interest on capital Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years	Limitation on distribution of dividends and interest on capital
		3 consecutive years	Concession termination

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets set for Copel Distribuição as of 2021

			Quality - limits		Quality - performed	
Year	**Economic and Financial Management**	**Realized**	**DECi**	**FECi**	**DECi**	**FECi**
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.29	6.84	7.20	4.76
Year	**Economic and Financial Management**	**Realized**	**DEC**	**FEC**	**DEC**	**FEC**
2022	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	9.19	6.80	7.98	5.29

Net Debt: Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that make up the Gross Debt and Financial Assets are defined in the attachment VIII to Aneel Resolution No 948/2021.

QRR: Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.
Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

The Company monitors concession indicators in order to anticipate actions that ensure efficiency gains and compliance with regulatory requirements and the result is disclosed in the Regulatory Financial Statements.

34.2.8 Risk of non-extension of the gas distribution concession

Upon termination of the concession by the end of the contractual term, the assets linked to the gas distribution services will revert to the Granting Authority, the State of Paraná, and the Company will be compensated for the assets related to the concession that have not yet been amortized, evaluated at their book value monetarily restated up to that date.

34.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. plus the amounts of involuntary overcontracting recognized by the regulator.

Copel DIS estimates that it will end the year with a contracting level of 111.4%, however, it considers that it

has sufficient amounts of "involuntary over-contracting" to accommodate the estimated contracting for the year. Thus, there is no risk of penalization for over-contracting.

34.2.10 Gas shortage risk

The natural gas market in Paraná, made up of Compagas consumers (non-thermoelectric market) and the Araucária Thermoelectric Power Plant (UEG Araucária), is supplied by contracts with Petrobras that use the transport infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagas signed a contract with Petrobras for the supply of natural gas, effective from 2022 to 2025, which will make it possible to meet the demand that was not contracted for 2022, as well as part of the estimated demand between 2023 and 2025. UEG Araucária, meanwhile, negotiates and signs short-term natural gas contracts as a result of its merchant operation regime.

In the current situation of the natural gas sector in Brazil, the Novo Mercado de Gás program, coordinated by the Ministry of Mines and Energy, aims to open the natural gas market to make it dynamic, competitive, integrated with the electrical and industrial sectors. The supply of natural gas is growing and coming from diverse sources, and the great challenge for the sector still focuses on enabling new producers and traders to access infrastructure and the consumer market, currently served mostly by Petrobras. Finally, the new gas law, Law No. 14.134/2021, represents another important step in opening up the Brazilian gas market, in order to make it more competitive and with greater potential for expansion.

A possible shortage in the supply of gas could result in losses for Copel due to a reduction in revenue from the natural gas distribution service by Compagas or penalties for non-compliance with the obligations contained in the concession contract. Furthermore, in this scenario, UEG Araucária would probably be kept out of operation. However, the Company considers this risk to be low in view of the situation of the *Novo Mercado de Gás* and the enactment of Law No. 14,134/2021.

34.2.11 Risk of non-performance of wind farms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the assured energy committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The balance recorded in liabilities referring to the non-performance is demonstrated in note 27.

34.2.12 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market to achieve results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk by the volatility of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, according to Note 4.15.1, based on the difference between the contracted price and the market price of operations on the balance sheet date.

The table below shows the notional values of the electricity commercialization contracts on the date of these financial statements, which have an average maturity of 139 months for purchase contracts and 25 months for sales contracts:

	Purchase	Sale
2023	606,571	645,966
2024	752,615	810,145
2025	742,114	794,957
2026	738,024	734,063
2027	673,274	620,858
2028 to 2040	4,130,827	4,577,941
	7,643,425	**8,183,930**

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on December 31, 2022, without inflation, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these financial statements are stated below.

Consolidated	Assets	Liabilities	Net
Current	288,419	(244,064)	44,355
Noncurrent	793,339	(494,639)	298,700
	1,081,758	**(738,703)**	**343,055**

Sensitivity analysis of energy purchase and sale operations

The Company developed a sensitivity analysis to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the market price curve and NTN-B rate on December 31, 2022. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, because of extraordinary events that may affect the economic scenario.

Consolidated	Price variation	Baseline 12.31.2022	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on energy purchase and sale operations	Increase	343,055	343,055	369,579	396,104
	Decrease	343,055	343,055	316,528	290,003

34.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the buyer/seller. In the event of such failure, the Company is obliged to sell/acquire energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

34.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year.

As of December 31, 2022, the ratio attained is shown below:

Consolidated	12.31.2022	12.31.2021
Loans and financing	4,650,363	3,678,444
Debentures	7,803,855	8,147,617
(-) Cash and cash equivalents	(2,678,457)	(3,472,845)
(-) Bonds and securities (current)	(93)	(16,121)
(-) Bonds and securities (noncurrent) - debt contract guarantees	(290,602)	(237,183)
(-) Collaterals and escrow accounts STN	-	(142,764)
Adjusted net debt	**9,485,066**	**7,957,148**
Net income from continuing operations	1,149,321	3,859,045
Equity in earnings of investees	(478,577)	(366,314)
Deferred IRPJ and CSLL	(628,389)	790,406
Provision for IRPJ and CSLL	429,267	469,226
Financial expenses (income), net	1,966,037	327,361
Depreciation and amortization	1,300,982	1,082,539
Hydrological Risk Renegotiation - GSF	-	(1,570,543)
Provision for allocation of PIS and Cofins credits	810,563	-
(-/+) Impairment	84,387	(134,854)
Ebitda from discontinued operations	-	1,872,381
Adjusted ebitda	**4,633,591**	**6,329,247**
Adjusted net debt/Adjusted ebitda	**2.05**	**1.26**

34.3.1 Debt to equity ratio:

	Parent company		Consolidated	
Indebtedness	**12.31.2022**	**12.31.2021**	**12.31.2022**	**12.31.2021**
Loans and financing	-	791,779	4,694,957	3,738,269
Debentures	-	502,400	7,887,077	8,240,769
(-) Cash and cash equivalents	(199,877)	(626,052)	(2,678,457)	(3,472,845)
(-) Bonds and securities	(93)	(91)	(431,056)	(361,058)
Net debt	**(199,970)**	**668,036**	**9,472,521**	**8,145,135**
Equity	20,817,364	21,837,024	21,131,225	22,175,235
Debt to equity ratio	**(0.01)**	**0.03**	**0.45**	**0.37**

35. Related Party Transactions

35.1 Balances with related parties

The table below shows the balances of Related Parties highlighted in specific lines of the Statements of Financial Position:

	Parent Company		Consolidated	
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Current assets				
Subsidiaries				
Structure sharing (35.1.1)	-	5,374	1,135	-
Jandaíra wind complex - loan agreement (35.1.3)	47,404	-	-	-
Noncurrent assets				
Subsidiaries				
Copel DIS - STN (a)	-	150,572	-	-
Current liabilities				
Subsidiaries				
Structure sharing (35.1.1)	1,838	2,292	-	-
Noncurrent liabilities				
Subsidiaries				
Elejor advance	5,851	5,851	-	-

(a) Balance related to financing with the National Treasury Department (STN) settled on March 10,2022.

35.1.1 Structure sharing

Balances mainly refer to contracts for sharing personnel and management expenses entered between Copel and its direct and indirect subsidiaries.

35.1.2 Loan agreement - Copel DIS

On November 18, 2021, a loan agreement was signed between Copel and Copel DIS, valid for 12 months, with the approval of limits plus IOF and interest (DI + 1.75% p.a.), to provide resources for financing the company activities and business. The amount was released on January 25, 2022, and the contract was settled on June 15, 2022. The financial income is R$5,000 for the year ended December 31, 2022.

35.1.3 Loan agreement - Jandaíra Complex

On May 17, 2022, a loan agreement was signed between Copel and the companies of the Jandaíra Wind Complex, with the approval of limits plus IOF and interest of CDI + 1.38% per year, to provide resources for financing the company activities and business. The contracts are valid until May 17, 2024. Of the overall approved amount of R$49,400, the amount of R$46,063 was transferred, and the financial income for the year ended December 31, 2022 is R$1,313.

35.2 Other related party transactions

The table below shows the balances arising from other transactions with related parties carried out by the Company:

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Controlling shareholder								
State of Paraná - dividends payable	-	-	109,777	916,379	-	-	-	-
CRC Transfer (Note 32 - a)	-	-	-	-	-	253,990	-	-
Energia Solidária Program (a)	9,735	5,590	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	8,353	10,378	-	-	-	-	-	-
Employees transferred (b)	305	19	-	-	-	-	-	-
Meteorological System of Paraná - Simepar (c)	-	-	298	938	-	-	(7,422)	(10,759)
Entities with significant influence (d)								
BNDES and BNDESPAR - dividends payable	-	-	76,684	733,939	-	-	-	-
Financing (Note 20)	-	-	2,097,606	2,216,516	-	-	(190,881)	(174,210)
Debentures - Compagás	-	-	-	-	-	-	-	(312)
Debentures - wind farms (Note 21)	-	-	216,811	231,071	-	-	(28,085)	(32,249)
State of Paraná investee								
Sanepar (e)	-	-	448	436	-	-	(7,599)	(8,252)
Use of water taken from plants' reservoirs	-	-	-	-	485	477	-	-
Joint ventures								
Voltalia São Miguel do Gostoso (f)	-	-	-	-	112	102	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (g) (h) (i)	313	279	1,400	1,144	3,619	3,275	(19,760)	(17,439)
Dividends	5,486	2,150	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (i)	-	-	120	183	-	-	(2,671)	(2,294)
Dividends	6,885	2,274	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (i)	-	-	1,355	1,065	-	-	(16,038)	(13,442)
Dividends	41,577	10,091	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (h) (i)	-	-	671	489	-	-	(7,331)	(6,185)
Dividends	50,137	27,198	-	-	-	-	-	-
Paranaíba Transmissora de Energia (h) (i)	-	-	869	726	-	-	(10,502)	(9,170)
Dividends	5,400	4,973	-	-	-	-	-	-
Cantareira Transmissora de Energia (h) (i)	-	-	660	596	-	-	(8,184)	(6,569)
Dividends	9,254	6,718	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h) (i) (j)	3,236	1,473	1,401	1,245	19,318	18,795	(17,427)	(12,390)
Dividends	13,333	13,614	-	-	-	-	-	-
Associates								
Dona Francisca Energética S.A. (k)	15	15	1,356	2,745	174	164	(16,089)	(16,239)
Dividends	852	86	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (l)	302	518	-	-	3,493	3,010	-	-
Key management staff								
Fees and social security charges (Note 31.2)	-	-	-	-	-	-	(22,845)	(22,204)
Pension and healthcare plans (Note 22.3)	-	-	-	-	-	-	(1,384)	(1,422)
Other related parties								
Fundação Copel	-	-	-	-	-	-	-	-
Administrative property rental	-	-	102,410	84,367	-	-	(10,713)	(6,827)
Pension and healthcare plans (Note 22.3)	-	-	1,070,037	1,295,174	-	-	-	-
Lactec (m)	3	5	1,131	2,385	645	594	(5,050)	(4,002)
Tecpar (n)	-	-	-	-	2,021	2,014	-	-
Celepar (o)	-	-	-	-	719	-	(11)	(8)

a) *Energia Solidária* Program, created by state law No. 20.943/2021, replacing the *Luz Fraterna* Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices under the State Law No. 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the

Normative Instruction No. 1,753/2017, the Company has taxed this revenue. Copel and the State of Paraná appealed the decision. The case is expected to be processed and sent to the Court of Justice of Paraná, for judgment at the appeal level. Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests.

Tarifa Rural Noturna Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

d) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 29.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

e) Basic sanitation provided by Sanepar.

f) Contracts for connection to the transmission system signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, with maturities between 2031 and 2048.

g) Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

h) Charges for use of the transmission system due by Copel GeT, FDA, UEG Araucária and wind farms.

i) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

j) Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2028, and facility sharing, maturing on January 1, 2043.

k) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing on between the years 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

l) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.

m) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), of which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA. UEG Araucária and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.

n) Energy sale agreement signed between Copel COM and the Institute of Technology of Paraná – Tecpar (public company of the State Government that supports innovation and economic and social development in Paraná and Brazi)l.

o) Energy sales and service agreements contracts entered with the Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government).

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements.

In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$47,935 (R$63,899 on December 31, 2021), and Copel COM has energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$25,050 (R$31,309 on December 31, 2021).

Regarding the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

35.3 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 20 and 21.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,449 (R$4,339 on December 31, 2021) and made by Copel COM (Copel Mercado Livre), in the amount of R$329,725 (R$192,707 on December 31, 2021).

Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

Company	Operation	Final maturity	Amount approved	Balance (a)	Interest %	Amount guarantees
(1) Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	27,025	49.0	(b)
(2) Cantareira Transmissora	Debentures	08.15.2032	100,000	90,896	49.0	(b)
(3)	Financing	09.15.2032	426,834	369,048		(b)
(4) Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	291,436	49.0	(b)
(5)	Debentures	12.15.2030	118,000	127,116		(b)
(6) Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	314,749	49.0	(b)
(7)	Debentures (2nd)	06.15.2029	180,000	205,146		(b)
(8)	Debentures (3rd)	12.15.2038	135,000	150,774		(c)
(9) IMTE Transmissora	Financing	02.12.2029	142,150	48,562	49.0	(b)
(10) Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	1,651,487	50.1	827,395
(11)	Debentures (3rd)	11.15.2041	1,500,000	0		
(12) Paranaíba Transmissora	Financing	10.15.2030	606,241	410,534	24.5	(b)
(13)	Debentures	03.15.2028	120,000	91,172		(b)
						827,395

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b) For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.

(c) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Corporate guarantee provided by Copel: (10) (11)

Operation guarantee: pledge of shares held by Copel Get in the ventures.

36. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

Consolidated	12.31.2022	12.31.2021
Energy purchase and transportation contracts	108,768,267	132,307,398
Additions to property, plant and equipment		
Construction of Jandaíra wind farm complex	-	147,682
Acquisition of assets for electricity distribution	1,187,336	1,374,177
Gas purchase contracts	3,875,135	1,841,767

37. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - Cutia and Bento Miguel	03.29.2023	2,196,012
Named perils	08.24.2023	2,130,270
Operational risks - HPP Baixo Iguaçu	05.31.2023	2,042,375
Operational risks - HPP Colíder	12.01.2023	1,892,320
Operational risks - HPP Governador Jayme Canet Junior	01.21.2024	1,594,472
Operational risks - Ventos de Serra do Mel II e IV	11.28.2023	1,075,284
Fire - owned and rented facilities	08.24.2023	854,464
Operational risks - Brisa Potiguar	06.27.2023	766,454
Operational risks - UEG Araucária (a)	05.31.2024	764,335
Operational risks - Elejor	09.07.2023	728,426

(a) The insured amount of operational risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5.2177 as of December 31, 2022.

In addition to the insurance policies listed above, the Company and its subsidiaries take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. Additionally, the Company has an indemnity contract, in addition to the D&O insurance. The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.

38. Additional information to the Statement of Cash Flows

38.1 Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 10.1 and 10.2) and acquisitions of Property, plant and equipment (shown in Note 16.2), R$175,783 (R$240,718 on December 31, 2021) and R$8,055 (R$19,855 on December 31, 2021), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting exercise.

According to Note 26, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$123,691 (R$111,880 on December 31, 2021), with a corresponding entry in lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

39. Discontinued operations

On August 3, 2021, the Company concluded the sale of 100% of the interest in Copel Telecomunicações S.A., with the receipt of the updated amount of R$2,506,837 and the transfer of assets and liabilities and the direction of the business to the buyer, Bordeaux Fundo de Investimento em Participações Multistrategy.

On December 31, 2021, the income, costs and expenses, as well as the movement in cash flow resulting from these assets and liabilities, were presented in separate lines, as a discontinued operation, both in the Statement of Income and in the Statement of Cash Flows and in the Statement of Added Value, in compliance with the requirements of CPC 31/ IFRS 5.

The details of these values, as well as the profit resulting from this operation, are presented in the tables below:

	Parent Company	Consolidated
	12.31.2021	12.31.2021
Net operating revenue	-	228,379
Operating costs	-	(19,266)
GROSS OPERATING PROFIT	-	**209,113**
Other operational expenses / income	68,997	(62,539)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**68,997**	**146,574**
Financial results	-	(25,748)
OPERATING PROFIT	**68,997**	**120,826**
Income tax and social contribution	-	(47,648)
NET INCOME	**68,997**	**73,178**
Gain on the share sales operation	1,723,913	1,723,913
Income tax on sales gains	(446,716)	(446,716)
Deferred income tax on sales gains	(160,818)	(160,818)
NET INCOME FROM DISCONTINUED OPERATIONS	**1,185,376**	**1,189,557**

Statements of Cash Flows	Parent Company	Consolidated
from discontinued operations	12.31.2021	12.31.2021
Net income	1,185,376	1,189,557
Adjustments to reconcile net income	(1,185,376)	(803,687)
Changes in assets and liabilities	-	(19,255)
Taxes and charges paid	-	(18,044)
Cash flows from operational activities	-	**348,571**
Additions to property, plant and equipment and intangible assets	-	(62,485)
Disposal Copel Telecom receipt	2,506,837	2,506,837
Cash flows from investment activities	**2,506,837**	**2,444,352**
Payment of loans and financing and lease	-	(1,850)
Cash flows from financing activities	-	**(1,850)**
Changes in cash and cash equivalents	**2,506,837**	**2,791,073**

Statements of Added Value from discontinued operations	Parent Company 12.31.2021	Consolidated 12.31.2021
Added value to distribute		
Income	-	318,607
(-) Supplies acquired from third parties	-	(100,500)
(+) Transferred added value	1,792,910	1,745,989
	1,792,910	**1,964,096**
Distribution of Added Value		
Government	-	119,806
Third Parties	-	45,949
Shareholders	1,792,910	1,798,341
	1,792,910	**1,964,096**

40. Subsequent events

40.1 Acquisition of Aventura and Santa Rosa & Mundo Novo Wind Complexes

On January 30, 2023, Copel GeT completed the acquisition of 100% of the shares of companies belonging to the Aventura and Santa Rosa & Mundo Novo Wind Complexes shown in the table below, with payment of R$1,005,173 to the seller, EDP Renováveis Brasil S.A. At the transaction closing date, the shares were transferred to Copel GeT, and the appointment and investiture new managers of the Companies were approved.

Santa Rosa & Mundo Novo Wind Complex	Aventura Wind Complex
SRMN Holding S.A.	Aventura Holding S.A.
Central Eólica SRMN I S.A.	Central Eólica Aventura II S.A.
Central Eólica SRMN II S.A.	Central Eólica Aventura III S.A.
Central Eólica SRMN III S.A.	Central Eólica Aventura IV S.A.
Central Eólica SRMN IV S.A.	Central Eólica Aventura V S.A.
Central Eólica SRMN V S.A.	

The acquisition is in line with the sustainable growth strategy in renewable energy, expanding the generation matrix diversification in line with the Company's Strategic Planning and Investment Policy. The transaction includes the Locked box mechanism, in which all cash generated from January 1, 2022 to the closing date will remain in the cash of the acquired Companies.

Transaction closing was subject to the satisfaction of certain conditions precedent, which were fully complied with by January 30, 2023, including: obtaining approval from the Brazilian Antitrust Enforcement Agency (CADE), declarations and guarantees, compliance with covenants and obligations, third-party consent, absence of material adverse effect.

It is also important to highlight the need for unconditional and unrestricted consent from counterparties to change the control of the acquired Companies, including regarding credit limits for maintenance of financing agreements by the Companies, in accordance with National Monetary Council (CMN) Resolution No. 4995, of March 24, 2022, a condition that was only fulfilled in January 2023.

The complexes are located in the state of Rio Grande do Norte, the largest wind energy hub in the country, and have a 260.4 MW installed capacity, with 157.8 MWm of assured energy. The companies have long-term financing (maturities up to 2043) taken out from Banco do Nordeste - BNB, at IPCA rates + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

The seller is developing projects in the vicinity of the Aventura Complex wind farms which, during construction and/or operation, may potentially affect the volume of electricity generated by the wind farms (wake effect) in the future. The seller estimates that these undertakings may start up operations as of January 2027. If the wake effect materializes so that the acquired wind farms generate energy below what was agreed between the parties, the seller will have the obligation to indemnify Copel. Otherwise, if the energy generation is greater, Copel must indemnify the seller. The amount of this indemnification is limited to R$4,167 for both situations, monetarily restated.

The tables below show the book value and fair value of the net assets acquired, including the effect of deferred taxes (technical goodwill). The fair value was determined based on a preliminary purchase price allocation (PPA) report. Therefore, information is under review and may change. However, no significant changes are expected.

Aventura Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Ativos identificados	**518,158**	**255,675**	**773,833**
Cash and cash equivalents	51,789	-	51,789
Trade accounts receivable	7,150	-	7,150
Recoverable taxes	3,823	-	3,823
Other receivables	2,917	-	2,917
Property, plant and equipment	452,475	-	452,475
Intangible assets	4	255,675	255,679
Liabilities assumed	**330,102**	**93,002**	**423,104**
Suppliers	6,950	-	6,950
Loans and financing	317,928	-	317,928
Tax obligations	2,879	-	2,879
Other accounts payable	2,345	-	2,345
Contingent Liabilities	-	9,891	9,891
Deferred income tax and social contribution	-	83,111	83,111
Net assets acquired	**188,056**	**162,673**	**350,729**

Santa Rosa & Mundo Novo Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Ativos identificados	**840,938**	**366,360**	**1,207,298**
Cash and cash equivalents	67,440	-	67,440
Trade accounts receivable	23,961	-	23,961
Recoverable taxes	5,747	-	5,747
Other receivables	9,157	-	9,157
Property, plant and equipment	734,633	-	734,633
Intangible assets	-	366,360	366,360
Liabilities assumed	**625,811**	**131,100**	**756,911**
Suppliers	56,611	-	56,611
Loans and financing	557,810	-	557,810
Tax obligations	7,579		7,579
Other accounts payable	3,811	-	3,811
Contingent Liabilities	-	10,155	10,155
Deferred income tax and social contribution	-	120,945	120,945
Net assets acquired	**215,127**	**235,260**	**450,387**

Contingent liabilities mainly refer to tax risks for which management believes that providing information regarding the timing of any cash outflows is impracticable, in view of the unpredictability and dynamics of the Brazilian legal, tax and regulatory systems. A final outcome depends on the conclusions of legal proceedings.

The table below shows the consideration transferred for assets acquired and technical goodwill calculated as a result of the recognized deferred tax liability in the business combination:

Total of net assets acquired	403,183	397,933	801,116
Goodwill			204,057
Consideration amount			1,005,173

Curitiba, March 21, 2023

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Enterprise Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer

Ronaldo Bosco Soares
Accountant - CRC PR-043819/O-0

Deloitte.

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel – 18° andar
80250-000 - Curitiba - PR
Brasil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

INDEPENDENT AUDITOR'S REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR'S REPORT ON THE
INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Management and Shareholders of
Companhia Paranaense de Energia - COPEL

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Paranaense de Energia - COPEL ("Company"), identified as Parent and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2022, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Paranaense de Energia - COPEL as of December 31, 2022, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council ("CFC"), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid

As described in notes 4.12 and 30 to the individual and consolidated financial statements, the Company records unbilled revenue calculated between the date of the last measurement and the end of the month, on an estimated basis, based on the average of the last billing. The Company bills its consumers on a monthly basis based on the energy measured. Unbilled revenue is estimated between the date of the last measurement and the end of the month, based on the prior month billing, and is thus recognized as revenue at the end of the month in which the service was provided. At the end of each month, the volume of energy delivered to consumers since the date of the last measurement is estimated and the corresponding unbilled revenue is determined considering the estimated daily consumption and the applicable rates per consumer class, reflecting historical trends and significant experience. The differences between estimated unbilled and real revenue are recognized in the next month.

This matter was considered a key audit matter due to the judgment necessary to audit the recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid, including the methods and assumptions used to estimate unbilled revenue, as well as the use of automated systems to process and recognize revenue. The performance of audit procedures on revenue required auditor's judgment and extensive audit work, including the involvement of our Information Technology - IT specialists.

To address this key audit matter our audit procedures on revenue recognition included the following, among others: (a) evaluating the design, implementation and operating effectiveness of the Company's and its subsidiaries' internal control activities relating to the process for measuring energy volumes and prices, as well as controls over estimated unbilled revenue; (b) involving our IT specialists to identify the relevant systems used to process revenue transactions, testing general IT controls relating to the access, modification and operation of these systems and testing interface controls and automated controls relating to the significant revenue streams, as well as the controls over estimates to ensure the accuracy and completeness of revenue; (c) evaluating the appropriateness and consistency of the methods and assumptions used by Management to develop unbilled revenue estimates, testing the mathematical accuracy of the estimates prepared by Management for the unbilled revenue and evaluating Management's ability to accurately estimate the unbilled revenue, by comparing the actual subsequent revenue with Management's historical estimates for the related revenue streams; (d) performing a test that comprised developing an independent expectation of the revenue amounts and its comparison with revenue effectively recognized; (e) testing revenue transactions, on a sample basis, by comparing the amounts recognized with the supporting documents, testing the mathematical accuracy of the revenue recognized and verifying its subsequent receipt; and (f) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we considered that the capture, processing, recognition, and the related disclosures on the recognition of the Company's and its subsidiaries' revenue are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Provision for legal claims and contingent liabilities

As described in notes 4.11 and 28 to the individual and consolidated financial statements, the Company and its subsidiaries are parties to several lawsuits and administrative proceedings before different courts. Based on assessments made by its legal counsel, Management recognized a provision for those lawsuits whose likelihood of loss is probable. Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows related to the lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of the Brazilian legal, tax and regulatory systems, and that the final resolution on the proceedings for which a provision was recognized depends on the conclusion of the legal or arbitration proceedings.

This matter was considered a key audit matter due to the judgment required to determine the likelihood of loss and the subjectivity necessary to measure the provision for litigation and prepare the related disclosures in the financial statements, requiring the use of technical and historical knowledge of the Company and its subsidiaries and the review by Management of relevant case law per individual lawsuit.

To address this key audit matter our audit procedures included the following, among others: (a) evaluating the design, implementation and operating effectiveness of relevant internal controls over the provisions for legal claims and evaluation of contingent liabilities, including those related to the completeness and review of new and ongoing lawsuits, as well as controls over the measurement of potential losses; (b) testing, with the assistance of our IT specialists, the general IT controls of the information systems used by Management to monitor and evaluate ongoing lawsuits; (c) testing the completeness and accuracy of the database used by Management for determining the likelihood of loss and measuring potential losses; (d) obtaining independent confirmation from the outside legal counsel and the attorneys in charge of the lawsuits on the classification of the likelihood of loss for the Company and its subsidiaries, including the amount involved; (e) reading the minutes of the meetings of the Board of Directors and Management to find evidence of any undisclosed contingencies or unrecognized provisions; (f) evaluating the assumptions and judgments used by Management in developing these estimates, with the support of our tax and environmental specialists; and (g) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we considered that the provision for legal claims estimated by Management, as well as the related disclosures of the provisions and contingent liabilities, are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Provision for allocation of PIS and COFINS credit

As described in note 12.2.1 to the individual and consolidated financial statements, the Company recognized in prior years, as well as in the current year, liability for refund to consumers regarding the recovery of PIS and COFINS tax credit. In prior years, the Company considered that the provision was limited to the past ten years, counted from the date of the final and unappealable decision on the lawsuit that recognized the right to such tax credit. Federal Law 14.385 was enacted on June 27, 2022, which provides for the allocation of the amounts of taxes that were be overpaid by the electricity distribution public service providers, as a result of the collection of PIS and COFINS on the ICMS, recognized by the judiciary as inappropriate. Based on the review of the risk assessment carried out by Management and supported by the opinion of the legal counsel, the Company recognized an additional provision during the current year, for the period between the 11th and the 16th year from the date of the final and unappealable decision.

This matter was considered a key audit matter due to the amounts involved, the change in the law during the year and the high level of Management's judgment to determine which is the Company's obligation to the consumers, that requires the use of the Company's technical and historical knowledge and the interpretation of laws applicable to the matter.

To address this key audit matter our audit procedures included the following, among others: (a) evaluating the design, implementation and operating effectiveness of the Company's internal control activities relating to Management's process to assess and recognize this provision; (b) analyzing the legal opinions prepared by legal specialists (outside legal counsel and the Company's attorneys in charge) with respect to the assessment of the requirements of Federal Law 14.385 and its relationship with the other laws applicable to the matter, including involving our legal specialists to assess the arguments and judgments presented by the Company and its legal counsel; (c) involving our specialists in technical accounting and audit standards to assist us with the assessment of the concepts used by the Company for the accounting treatment of Federal Law 14.385; and (d) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we consider that the provision for allocation of PIS and COFINS credit estimated by Management, as well as the related disclosures, are acceptable in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added ("DVA") for the year ended December 31, 2022, prepared under the responsibility of the Company's Management and disclosed as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company's financial statements. In forming our opinion, we evaluated whether these statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 -Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor's report

Management is responsible for the other information. Such other information comprises the Management's Report.

Our opinion on the individual and consolidated financial statements does not cover the Management's Report, and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management's Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management's Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and IFRSs, issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and, when applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

Curitiba, March 21, 2023

DELOITTE TOUCHE TOHMATSU Auditores Independentes Ltda.	Jonas Dal Ponte Engagement Partner

ANNUAL STATUTORY AUDIT COMMITTEE REPORT

1. PRESENTATION AND GENERAL INFORMATION

Copel's Statutory Audit Committee (CAE) is established in Section I of Chapter V of the Bylaws, being composed of 03 (three) to 05 (five) members chosen by the Board of Directors, elected and dismissed by such body, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times. In the composition of the CAE, the following requirements are observed:

I. having the majority of independent members of the Board of Directors,pursuant to Federal Law No.13,303/2016;
II at least 01 (one) member of the Statutory Audit Committee shall haverecognized professional experience in matters of corporate accounting,auditing and finance, allowing such member to be considered a financialexpert according to the current legislation;
III At least 01 (one) of the Committee members shall be a member of the Board of Directors;
IV at least 01 (one) of the Committee members shall not be a member of the Board of Directors and shall be chosen from among market people of outstanding experience and technical capacity; and
V the chairman of the Committee shall be a member of the Board of Directors.

The characteristics, composition, functioning and competences of the Committee are established in specific Internal Regulations. This Committee advises and reports to the Board of Directors, to which it is directly linked.

The main duties of the Statutory Audit Committee are to ensure the quality and integrity of the Company's financial statements; compliance with legal and regulatory requirements; the performance, independence and quality of the work of the Independent Audit firm engaged to issue an opinion on the financial statements; the performance and quality of the work of the Internal Audit; and for the quality and efficiency of internal control and risk management systems.

Since 2019, the Statutory Audit Committee has a work plan to support its activities. Initially, the CAE developed its work plan with the support of the consulting firm PricewaterhouseCoopers - PwC, together with Copel's Internal Audit. The development of the plan considered the legislation in force, internal regulations, and good market practices. At that time, to study and develop this plan, PwC used the following work methodology: mapping of CAE responsibilities; planning for the fulfillment of responsibilities; market benchmark; consideration of training aspects, and discussions with the Collegiate. As a result, the consultancy presented a work plan listing the requirements and recommendations for the CAE to act, as well as a schedule for the execution of these activities over the course of a year. The structure of the schedule includes the issues to be addressed; the internal area responsible for the support; the activity to be developed; references in relation to Federal Law 13,313/2016, the Sarbanes-Oxley Act - SOx 301/407, CVM Instruction 509/2011, and good governance practices; the frequency of presentation of the issues and the estimated duration for their discussion and the distribution of these topics throughout the year. Considering that the legal and regulatory requirements have been met, the Statutory Audit Committee has approved its annual work plan.

In 2021, the CAE revised its work plan, with the support of the consulting firm Ernst & Young - EY, together with the advisory board, Copel's Internal Audit and the Corporate Governance Secretariat. The plan's review considered the legislation in force, the Bylaws, other internal regulations and good market practices. The work methodology included: a review of CAE's responsibilities; the way responsibilities are met; benchmarking; interaction with Copel's Internal Audit Department and Corporate Governance Secretariat, and discussions at meetings of the Committee. The CAE 2022 Work Plan considered the report presented by the consulting firm as input in its preparation, and its structure was organized in (i) Presentation and General Information; (ii) Detailed CAE Schedule; and (iii) Appendixes.

The CAE 2022 Annual Work Plan brings 20 main topics, distributed in 86 fixed items throughout the year, distributed in its ordinary monthly meetings, besides extraordinary meetings. In 2022, 20 meetings were registered, of which 2 were extraordinary meetings.

The independent auditor, currently Deloitte Touche Tohmatsu Auditores Independentes - Deloitte, is responsible for planning and performing the audit of the Financial Statements of Copel Holding and consolidated of the wholly-owned subsidiaries (GeT, DIS, Mercado Livre, Serviços and Eólicas). It is incumbent on the independent auditor, within the context and scope of his work, to express an opinion on the Financial Statements and whether they adequately reflect the equity and financial position of Copel Holding and consolidated of the wholly-owned subsidiaries, in accordance with accounting practices adopted in Brazil, the Brazilian corporate legislation, the standards of the Brazilian Securities and Exchange Commission (CVM), which have already been adapted to international accounting standards, and the standards issued by the Brazilian Electricity Regulatory Agency (Aneel). The internal control environment of Copel Holding and its wholly-owned subsidiaries is also evaluated by Deloitte, since they are subject to the Sarbanes-Oxley Act - SOx.

Also in the context of internal controls, the Governance, Risk and Compliance Department - DRC, acting as a second line of defense, works on the design of controls with the management bodies, the first line of defense. Subsequently, the DRC is responsible for testing the design of internal controls. The Internal Audit - AUD, as the third line of defense, acts in the testing of internal controls regarding their efficiency and effectiveness.

CAE prepares, annually, the Statutory Audit Committee Report, containing the following information: (i) its activities, findings, conclusions and recommendations in the period, including analysis of the effectiveness of such activities; (ii) an evaluation of the effectiveness of internal control and risk management systems, recording any weaknesses; (iii) a description of the recommendations presented to the boards, recording those not complied with and any justification; (iv) an evaluation of the effectiveness of the work of the independent auditing firm and the Internal Audit, verifying compliance with legislation, the Company's regulations and internal standards, recording any weaknesses; and (v) an evaluation of the financial statements, with emphasis on the application of the accounting practices adopted in Brazil and abroad, in addition to compliance with standards issued by regulatory agencies, recording any differences and weaknesses.

2. HISTORY OF COMMITTEE COMPOSITION

Initially created for the Company to comply with the requirements of the Sarbanes-Oxley Act - SOx, which regulates the activities of publicly traded companies with shares traded on the NYSE stock exchange in the United States, the Audit Committee, linked to the Board of Directors, has been in operation since May 2005. With the amendment of the Company's Bylaws, approved at the 195th Extraordinary General Meeting of Shareholders held on June 7, 2017, the Committee was renamed the Statutory Audit Committee (CAE).

On March 3, 2021, with the amendment of the Company's Bylaws, approved by the 201st Extraordinary General Meeting of Shareholders, the Statutory Audit Committee was amended, when it became allowed to be composed of between 03 (three) and 05 (five) members, provided that: (i) most of these fit the independence criteria under Federal Law No. 13,303/2016; (ii) that at least 01 (one) member has recognized professional experience in corporate accounting, auditing and finance matters, which characterizes as a "financial expert" under the terms of current legislation; (iii) that at least 01 (one) of the members was a member of the Board of Directors; (iv) at least 01 (one) of the external member, chosen from among market people of notorious experience and technical capacity; and (v) that the Chairman of the Committee be a member of the Board of Directors.

In 2022, the Committee had the following composition, elected for the 2021/2023 term of office: Marco Antônio Barbosa Cândido (as Chairman); Carlos Biedermann (as financial expert) and Luiz Claudio Maia Vieira (external professional), all independent members, in accordance with Federal Law 13303/2016, and who meet the independence requirements imposed by the Securities and Exchange Commission - SEC and

the New York Stock Exchange - NYSE.

Considering the need of the Statutory Audit Committee - CAE, for assistance in the performance of its duties, a Company professional is appointed as Copel CAE Advisor. As of November 6, 2020, as deliberated at the 226th Meeting of the Statutory Audit Committee, the professional Adilson Dvulathca (registration 49438) has acted as Copel CAE Advisor (Circular-058/2020, dated November 10, 2020).

3. SUMMARY OF ACTIVITIES IN 2022

3.1. MEETINGS HELD AND MAIN CHARACTERISTICS

The items of the meetings held in 2022 were based on the work plan prepared by the Statutory Audit Committee, which indicates the following matters for the discussion by the Committee over the year, distributed over 20 meetings, of which 2 were extraordinary meetings: analysis of accounting information; external audit; whistleblowing channel and Ethics Committee; training; compliance; hiring/consulting; internal controls, internal audit and financial statements; debriefing; disclosure; finances and financial statements; risk management; budget; other extraordinary matters (Cybersecurity, annual meeting calendar, GDPL, Hydrological Risk and continuous improvement); related parties; CAE internal rules and Copel's internal regulations related to the CAE.

During the period from January 1 to December 31, 2022, 20 meetings of Copel´s Statutory Audit Committee were held, of which 2 were extraordinary meetings, which included 147 items, involving members of the Executive Board, Superintendents, Internal Auditors and Independent Auditors.

The decisions taken and the recommendations made by the CAE were duly recorded in the minutes. The main topics discussed during the meetings were reported, monthly, at the ordinary meetings of the Board of Directors, detailing the activities and recommendations addressed to the different areas of the Company and its subsidiaries and associates as well as the discussions and the findings regarding monitoring of the Internal Auditor and Independent Auditor activities. These reports were summarized in the minutes of the Board of Directors meeting

ITEMS BY SUBJECT:

The summary of the scope of the items carried out is as follows:


27
25
13
16
7
4
6
6
21
7
12
3
Appreciation of financial statements and management report (27)
CAE subjects (25)
Independent Audit (13)
Internal Audit, Fundação Copel, Internal Controls and Financial Statements (16)
Whistleblowing Channel and Ethics Committee (7)
Compliance (4)
Debriefing (6)
Disclosure (6)
Finance and financial statements (21)
Risk management (7)
Related parties (12)
Others (3)

3.2. INDEPENDENT AUDIT

During 2022, the meetings of the Statutory Audit Committee contemplated 13 items regarding the participation of the Independent Audit. These items addressed the progress of the work of the Independent Auditor Deloitte for the Form 20-F, as of 2021; the planning of the Independent Audit work for 2022; presentation on the work related to the Financial Statements and internal controls; analysis of significant matters addressed by the Independent Auditor; monitoring the status of action plans and/ or projects to mitigate weaknesses identified by the independent audit, over the 2022 period.

The Committee assesses the volume and quality of the information provided, which supports its opinion on the adequacy and integrity of internal control systems and financial statements, as satisfactory. No situations were identified that could affect the objectivity and independence of the independent auditors. As a result, the Statutory Audit Committee evaluates the coverage and quality of the work performed by the Independent Audit, regarding the financial statements for the fiscal year ended December 31, 2022, as adequate.

Monthly, the Committee reviews decisions taken on matters related to independent audit.

3.3. FINANCIAL STATEMENTS AND MANAGEMENT REPORT

During 2022, 27 items were carried out, all of which were considered the financial statements as their object and 8 of them, the Management Report. These items addressed the analysis and recommendation for approval of the Annual Management Report and Financial Statements for the year 2021; a preliminary review of the Interim Financial Statements - 1st, 2nd and 3rd Quarters of 2022; the Executive Board's Proposal for allocation of net income verified in 2021 and for Payment of participation regarding integration between capital and labor and incentive to productivity.

The analysis and recommendation as to the Annual Management Report and Financial Statements for fiscal year 2022, of the Executive Board's Proposal for allocation of net income and for Payment of participation regarding integration between capital and labor and incentive to productivity, takes place at the meeting held in March 2023, after the conclusion of the discussions with the Independent Auditors about the results of their work, which include the Key Audit Matters described in their report, the conclusions about the audit of the financial statements, the discussion of the adopted accounting practices, internal controls, the Brazilian Corporate Law, as well as other applicable rules.

The members of the Statutory Audit Committee, in the exercise of their legal attributions and responsibilities, have examined and analyzed the financial statements of Copel (Holding) and consolidated of its wholly-owned and controlled subsidiaries, together with the Independent Auditors' Report and the Annual Management Report for the fiscal year ended December 31, 2022. Considering all the analyses, studies and debates carried out during the meetings and the follow-up and supervision work performed by the CAE - previously described herein in summary form - as well as in view of the information provided by the Company's Management and by Deloitte Touche Tohmatsu Auditores Independentes, the members of the Statutory Audit Committee consider that all relevant facts are adequately disclosed in the audited Financial Statements related to December 31, 2022, in the Annual Report 2022, recommending their approval by the Board of Directors.

3.4. INTERNAL AUDIT

During 2022, 18 items were discussed with the Internal Audit, in meetings of the Statutory Audit Committee. During this period, the Committee monitored the activities of the Internal Audit, checking its recommendations and the Annual Report of Internal Audit Activities - Raint 2021; and was made aware of the evaluation of the Internal Audit on Risk Management in the Company and on the work related to the Sarbanes-Oxley Act - SOx.

At the 261st Meeting, on August 2, 2022, Fundação Copel de Previdência e Assistência Social presented information about the Pension Plans sponsored by Copel and managed by the Funação Copel.

The Committee assesses the volume and quality of the information provided which supports its opinion on the adequacy and integrity of internal control systems and financial statements as satisfactory. No situations were identified that may affect the objectivity and independence of the Independent Audit. As a result, the Statutory Audit Committee positively assesses the coverage and quality of the work performed by Internal Audit, concerning the financial statements for the fiscal year ending December 31, 2022.

Monthly, the Committee reviews decisions taken on matters related to internal auditing.

3.5. INTERNAL CONTROL SYSTEMS

During 2022, 7 items regarding internal controls were considered in meetings of the Statutory Audit Committee. During this period, the Committee received a report on the work related to internal controls; as well as, an update on audit status, from Deloitte, regarding these Internal Controls.

The methodology adopted by the Company for the analysis of internal controls is in line with the structure of the Internal Control - Integrated Framework, defined by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the Sarbanes-Oxley Act - SOx. The Company's management is responsible for the implementation of policies, procedures, processes and practices of internal controls that allow the safeguard of assets, timely recognition of liabilities, adherence to rules as well as the integrity and accuracy of information. The Internal Audit is responsible for assessing the degree of compliance or observance, by all areas of the Company, with internal control procedures and practices that are being applied effectively.

The Committee also encouraged and validated the creation of control instruments (Internal Policies, Administrative Rules, among others) to ensure the smooth running of the Company's activities, including those of its subsidiaries and associates.

Although the issue has been dealt with in specific items, it continues to permeate other items of the Committee work agenda, having been discussed at length during the year by the members of the CAE. Monthly, the Committee reviews decisions taken on matters related to internal control systems.

3.6. OMBUDSMAN AND WHISTLEBLOWING

During 2021, 7 items regarding the Whistleblowing Channel, Ethics Committee, Code of Conduct and other related topics, were covered in meetings of the Statutory Audit Committee. These items covered the monitoring of the Denouncement Channel and the follow-up throughout the year, in specific meetings, of the denunciations received by the Channel and which, due to their nature, required more intensive investigation by Internal Audit.

In 2022, the CAE decided in favor of the Internal Regulations of the Ethics Committee, recommended to the Board of Directors the approval of the Whistleblower Channel Policy and decided in favor of the revision of the Company's Code of Conduct.

On a quarterly basis, the Whistleblowing Channel monitoring is presented to the CAE by the Compliance area and, periodically, the Internal Audit presents the findings related to the complaints received.

Monthly, the Committee reviews decisions taken on matters related to the ombudsman and whistleblowing channel.

3.7. RISK MANAGEMENT AND MONITORING

During 2022, there were 7 Risks Management and Monitoring items discussed in meetings of the Statutory Audit Committee. These items addressed the reporting of work on risk management, the review of strategic risks and the recommendation to the Board of Directors for approval of the Company's Risk Policy.

CAE, in order to reinforce the quality of risk management, determined that the analysis of Copel Mercado Livre's market risks be added to the collegiate agenda and included the monitoring of Hydrological Risk as a specific agenda in its 2022 work plan.

Monthly, the Committee reviews decisions taken on matters related to risk management and monitoring.

3.8. RELATED PARTIES TRANSACTIONS

One of the functions of the Statutory Audit Committee is "to evaluate and monitor, in conjunction with management and the Internal Audit area, the adequacy of related parties transactions carried out by the Company."

During 2022, there were 12 items regarding related parties transactions addressed at CAE meetings. These items considered, in addition to the recommendation for approval of the transactions themselves, the recommendation to the Board of Directors for approval of the review of the Related Parties Transactions and Conflicts of Interest Policy and the monitoring of operations/transactions with Related Parties.

Monthly, the Committee reviews decisions taken on matters concerning related parties transactions.

3.9. OTHER ACTIVITIES

In addition to the mentioned activities, the Statutory Audit Committee discussed other items in regular meetings related to the matters already indicated in this report and other matters indicated in the CAE work plan which are: compliance; debriefing; disclosure; finances and financial statements; monitoring of decisions; budget; and CAE independence regulations. Furthermore, other matters indicated were also considered, when applicable, together with the other items mentioned earlier in this report.

As part of its 2022 scheduling, the Statutory Audit Committee discussed its work plan and analyzed the results of the Committee performance evaluations, including the Statutory Audit Committee Development Plan.

4. STATUTORY AUDIT COMMITTEE COMMUNICATION

4.1. BOARD OF DIRECTORS

The Statutory Audit Committee reports its activities monthly at the ordinary meetings of the Board of Directors, presenting the matters discussed, its position and requests made to the various areas of the Company. In specific resolutions, the Statutory Audit Committee issues notice to the Board of Directors, with its position and recommendations.

4.2. SENIOR MANAGEMENT - EXECUTIVE BOARD AND SUPERINTENDENTS

For all meetings of the Statutory Audit Committee, the Boards involved in the topics to be discussed are invited and recommend participation of the Superintendents of the areas responsible for the items to be addressed. In addition, it is also possible that the Superintendences, through their Boards, propose items for presentation to the Statutory Audit Committee, as regards the competences of this Committee, particularly those matters that will be submitted for consideration and decision by the Board of Directors

5. RECOMMENDATIONS TO THE EXECUTIVE BOARD,

- Reporting by the Ethics Committee and Whistleblowing Channel.

CAE recommended to the Governance, Risk and Compliance Board (DRC), on the occasion of the periodic report by the Ethics Committee and Whistleblower Channel, the evaluation as to the consequences policy for the cases dealt with in the Ethics Committee.

In relation to the Company's Code of Conduct, the CAE recommended that the DRC evaluate the percentage of remuneration corresponding to the symbolic value for gifts or institutional courtesies.

- Legal Processes

CAE recommended to the Legal and Regulatory Direction - DJR the development of a work focused on the monitoring and management of legal controllership, encouraging the continuous improvement in the Company's processes.

- Internal Controls

CAE recommended to the Governance, Risk, and Compliance Department - DRC, on the occasion of the periodic Internal Controls report, the maintenance of support in the timely solution of eventual new points presented by the independent auditors and requested the maintenance of bimonthly reports on the Internal Control works.

- Quarterly report on the monitoring of the Company's risk portfolio.

CAE recommended to the Governance, Risk and Compliance Board (DRC), when monitoring the Company's risk portfolio, to maintain quarterly reports, as well as recommended the evaluation of transition risks (Corporation) and emerging risks, with the support of the other structures of the Company. It recommended the DRC to evaluate the inclusion of risk related to the effects of the war in Ukraine.

- Reporting on cybersecurity work

Copel's Statutory Audit Committee has been systematically making efforts to monitor the improvements promoted by the Company in relation to cybersecurity. The topic is the regular agenda of the Committee at its meetings, with support from both the Business Management Board (DGE) and the Executive Board, Internal Audit and Independent Audit.

The Committee Members stated that several measures were requested from the Company's Executive Board, in particular the robustness of the internal control systems of Copel and its Subsidiaries, monthly follow-up and monitoring of deficiencies identified by the external audit, contracting of an independent consultancy to assist in the process review of the Copel's internal controls, among other measures that may be evidenced in the minutes of this Committee's Meetings.

Additionally, the CAE recommended the Board of Directors approve the revision of the Information Security and Cyber Policy, suggesting the inclusion of a specific item to deal with consequence management, in order to impute responsibility for non-compliance or violation of the Policy in question, in accordance with the internal and external regulations in force.

6. CONCLUSIONS AND RECOMMENDATION TO THE BOARD OF DIRECTORS

The members of the Statutory Audit Committee, in the exercise of their duties and legal responsibilities, examined and analyzed the financial statements of the Company - Copel (Holding) and consolidated of its wholly-owned and controlled subsidiaries, accompanied by the Independent Auditor´s Report and the Annual Management Report for the fiscal year ended December 31, 2022. Considering all the analyses, studies and discussions carried out during the meetings as well as the monitoring and supervision work carried out by the CAE - previously described in summarized form – in addition to information provided by the Company's Management and by Deloitte Touche Tohmatsu Auditores Independentes, the members of the Statutory Audit Committee consider that all material facts are adequately disclosed in the audited financial statements at December 31, 2022, in the Annual Report 2022, and recommend their approval by the Board of Directors.

Curitiba, March 21, 2023.

MARCO ANTÔNIO BARBOSA CÂNDIDO
Chairman

CARLOS BIEDERMANN
Financial Expert

LUIZ CLAUDIO MAIA VIEIRA
External Member

SUPERVISORY BOARD’S OPINION ON THE ANNUAL MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR THE YEAR 2022 (CONSOLIDATED) AND ON THE EXECUTIVE BOARD'S PROPOSAL FOR ALLOCATION OF NET INCOME VERIFIED IN 2022 AND FOR PAYMENT OF PARTICIPATION REGARDING INTEGRATION BETWEEN CAPITAL AND LABOR

The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, within their legal and statutory attributions and responsibilities, examined the Financial Statements for the year 2022, which comprise the statements of financial position as of December 31, 2021 and the respective statements of income, comprehensive income, changes in equity and cash flows for the year ended on that date, as well as the corresponding notes to the financial statements and the Executive Board's Proposal for Allocation of Net Income for the Year 2022. The minutes were received and analyzed individually by the Directors and discussed with the Management in advance. Based on the work and discussions developed throughout the year, on the analyzes and interviews carried out, on the follow-up and clarifications provided by Management and the Independent Auditors on internal controls, and also considering the Independent Auditor's Report on the Individual and Consolidated Financial Statements, issued by Deloitte Touche Tohmatsu Auditores Independentes without reservations, the Supervisory Board members are of the opinion that the Financial Statements referring to the year 2022 are in a position to be forwarded to the General Shareholders' Meeting for deliberation.

Curitiba, March 21, 2023

DEMETRIUS NICHELE MACEI
Chairman

EDUARDO BADYR DONNI

HARRY FRANÇÓIA JÚNIOR

JOSÉ PAULO DA SILVA FILHO

RAPHAEL MANHÃES MARTINS

CAPITAL BUDGET PROPOSAL

In conformity with CVM Instruction 80/2022, below is presented the capital budget proposal for the year 2023, approved at the 233rd annual meeting of the Board of Directors of Companhia Paranaense de Energia, held on December 7, 2022, as well as the origin of the funds.

INVESTMENT PROGRAM	R$ thousands
Generation and Transmission (a)	222,028
Distribution	1,878,882
Wind farm projects (b)	52,894
Other (c)	28,490
TOTAL	**2,182,294**

Investments in study for future expansion	**250,000**

(a) Includes Bela Vista (Generation), Marumbi (Transmission), Costa Oeste (Transmission), Uirapuru (Transmission) and FDA (Generation).
(b) Includes Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis and Vilas Wind Complex
(c) Includes Holding, Copel Comercialização and Copel Serviços.

SOURCES OF FUNDS	R$ thousands
Third party resources	**1,297,726**
New funding - others financial institutions	1,297,726
Company Funds, from retention of profits and generation of cash from Company's operations	**1,134,569**
TOTAL	**2,432,295**

STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, mixed capital corporation, with registered office at Rua José Izidoro Biazetto, 158, Mossunguê, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ) No. 76.483.817/0001-20, for the purpose of the provisions of CVM Resolution 80/2022, state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes Ltda. related to the financial statements of Copel of December 31, 2022; and

(ii) We have reviewed and discussed and agree with the financial statements of Copel of December 31, 2022.

In witness whereof, we sign this document.

Curitiba, March 21, 2023

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Business Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer